Dreyfus
Emerging Leaders Fund

SEMIANNUAL REPORT February 29, 2008




Dreyfus

The views expressed in this report reflect those of the portfolio
manager only through the end of the period covered and do not
necessarily represent the views of Dreyfus or any other person in
the Dreyfus organization. Any such views are subject to change at
any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not
be relied on as investment advice and, because investment decisions
for a Dreyfus fund are based on numerous factors, may not be relied
on as an indication of trading intent on behalf of any Dreyfus fund.

Contents



A LETTER FROM THE CEO

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus Emerging Leaders Fund, covering the six-month period from September 1, 2007, through February 29, 2008.

The past six months proved to be one of the more challenging periods for equity investors in recent memory. The U.S. economy sputtered under the weight of plunging housing values, and credit concerns that originated in the bond market's sub-prime mortgage sector spread to other areas of the financial markets. These developments dampened investor sentiment and produced heightened volatility in most segments of the stock market. Financial stocks were hit particularly hard due to sub-prime related write-downs, as were other market sectors that historically have been considered sensitive to economic downturns.

Recently, the Fed and the U.S. government have adopted accommodative monetary and fiscal policies in an effort to stimulate the U.S. economy, boost market liquidity and forestall a potential recession. While it's too early to know if their actions will be effective, we believe that the best defense against any economic volatility is to maintain a long-term perspective. To benefit from this focus, talk to your financial adviser today about your specific portfolio to ensure that your investments are best suited to capture the potential opportunities and manage the risks that may continue to surface during this current economic cycle.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's Portfolio Managers.

I wish you all continued success and I thank you all for your continued confidence and support.

Sincerely,

Thomas F. Eggers
Chief Executive Officer
The Dreyfus Corporation
March 17, 2008



DISCUSSION OF FUND PERFORMANCE

For the reporting period of September 1, 2007, through February 29, 2008, as provided by John S. Cone, Oliver Buckley, Langton C. Garvin and Kristin Crawford, Portfolio Managers

Fund and Market Performance Overview

For the six-month period ended February 29, 2008, Dreyfus Emerging Leaders Fund produced a total return of –15.61%.[1] In comparison, the fund's benchmark, the Russell 2000 Index (the "Index"), achieved a –12.91% total return for the same period.[2]

Stocks declined during the reporting period under pressure from slowing U.S. growth and the impact of defaults in the sub-prime mortgage market on consumer and business credit. The fund's performance was further constrained by weak results from most of the valuation-oriented components of our quantitative model, particularly during the first four months of the reporting period. Several underperforming individual holdings in the technology, commercial services and health care sectors took an additional toll on relative returns. As a result, the fund's performance lagged the benchmark.

The Fund's Investment Approach

The fund seeks capital growth by investing at least 80% of its assets in companies we believe are emerging leaders: small companies characterized by new or innovative products, services or processes having the potential to enhance earnings growth. Our proprietary quantitative model uses over 40 factors to rank stocks based on fundamental momentum, relative value, future value, long-term growth and additional factors, such as technical factors. We attempt to maintain a neutral exposure to industry groups relative to the Index. Within each sector, we overweight the stocks ranked most attractive and underweight or avoid those ranked least attractive.

A Challenging Environment for the Fund's Model

Small-cap stocks posted negative absolute returns over the reporting period due to a sharp downturn in the U.S. economy and an intensifying credit crunch that began in the sub-prime mortgage market and spread throughout the financial markets. Declining U.S. housing values, surging energy and food prices and a softer job market weighed heavily on investor psychology.

The fund generally produces its strongest performance when a blend of value and momentum factors proves reasonably predictive of a stock's behavior. However, during the first four months of the reporting period, markets failed to reward stocks exhibiting the value-oriented factors incorporated into our quantitative model. While some momentum-related factors produced better results, they generally worked best when linked with weak value characteristics. Not surprisingly, these conditions undermined the fund's relative performance.

The fund was most deeply affected by these challenges in the technology sector. Internet products provider F5 Networks, mobile communications hardware maker Novatel Wireless and corporate software developer Vignette experienced relatively sharp declines in response to a variety of business setbacks. A few individual holdings in other sectors notably detracted from the fund's returns as well. In the telecommunications services area, global management consulting firm Diamond Management & Technology Consultants lost ground in November after the company offered disappointing guidance for the quarter and the fiscal year. In the health care sector, nutritional supplement maker NTBY, biotechnology developer Onyx Pharmaceuticals and cardiology instrument manufacturer Stereotaxis were hurt by product-related disappointments.

On the other hand, some holdings helped offset otherwise negative stock selections. In the basic materials sector, shares of fertilizer manufacturer CF Industries Holdings continued a sustained rise on the strength of sales for both phosphate and nitrogen fertilizers due to record grain prices and surging demand for corn used in ethanol production. In the telecommunications services area, shares of Golden Telecom soared after the company announced a takeover by Russian mobile phone company Vimplecom. Finally, in the biotechnology industry, Biomarin Pharmaceutical received FDA approval for a drug to treat phenylketonuria, a rare genetic disorder that can cause mental retardation, causing the stock to climb sharply.

Improved Performance in Early 2008

In January and February 2008, market sentiment shifted in favor of the balanced corporate characteristics preferred by our stock selection models. The fund's value-related factors began producing significantly stronger results and, while momentum factors proved weaker, they also contributed positively to fund performance. As a result, the fund delivered significantly better relative returns during the final two months of the reporting period, narrowing the performance gap with its benchmark.

Proactively Balancing the Portfolio

While we were disappointed with the fund's underperformance during the period, we are encouraged by the fund's relative performance during the final two months of the reporting period, and believe its improvement relative to its benchmark is more reflective of the long-run value of the fund's quantitative investment strategy. As we have in the past, we have maintained our disciplined approach, relying on a balance of value and momentum factors to rank the attractiveness of the stocks in our investment universe.

It is worth noting that in today's fast-moving market environment, we must remain more vigilant and diligent than ever to maintain our targeted balance of value and momentum factors and to preserve the fund's neutral industry and sub-industry exposures. By doing so, we believe we position the fund to benefit from our investment approach, particularly in the current investment environment with its potential for rapid and unpredictable change.

March 17, 2008

[1] *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. The Dreyfus Corporation has undertaken to absorb certain fund expenses as of March 10, 2008, pursuant to an agreement in effect through March 31, 2009, at which time it may be extended, terminated or modified.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Russell 2000 Index is an unmanaged index of small-cap stock performance and is composed of the 2,000 smallest companies in the Russell 3000 Index. The Russell 3000 Index is composed of the 3,000 largest U.S. companies based on total market capitalization. Franklin Portfolio Associates is a wholly-owned subsidiary of The Bank of New York Mellon Corporation. Franklin Portfolio Associates has no affiliation to the Franklin Templeton Group of Funds or Franklin Resources, Inc. The portfolio managers are dual employees of Franklin Portfolio Associates and Dreyfus.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Emerging Leaders Fund from September 1, 2007 to February 29, 2008. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended February 29, 2008

Expenses paid per $1,000†	$ 6.33
Ending value (after expenses)	$843.90

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended February 29, 2008

Expenses paid per $1,000†	$ 6.92
Ending value (after expenses)	$1,018.00

† *Expenses are equal to the fund's annualized expense ratio of 1.38%; multiplied by the average account value over the period, multiplied by 182/366 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

February 29, 2008 (Unaudited)

Common Stocks—97.3%	Shares		Value ($)
Commercial & Professional Services—9.7%			
Anixter International	48,800	a,b	3,191,032
COMSYS IT Partners	36,800	a,b	346,656
Concur Technologies	9,700	b	283,628
Deluxe	113,400	a	2,362,122
Dollar Financial	13,000	b	292,110
Ennis	148,200		2,365,272
Greenfield Online	97,300	b	1,316,469
Nash Finch	20,100	a	704,907
Perficient	35,500	a,b	299,975
Performance Food Group	80,200	a,b	2,606,500
Rush Enterprises, Cl. A	178,399	a,b	2,643,873
School Specialty	61,500	a,b	1,876,980
Spartan Stores	62,459	a	1,316,636
Spherion	130,400	b	844,992
TeleTech Holdings	138,200	b	3,119,174
United Stationers	32,000	b	1,579,520
Wright Express	75,100	b	2,173,394
			27,323,240
Communications—1.0%			
Alaska Communications Systems Group	204,600	a	2,318,118
NTELOS Holdings	26,300		560,979
			2,879,097
Consumer Durables—1.5%			
Cooper Tire & Rubber	65,500	a	1,183,585
Fossil	34,000	a,b	1,094,120
LoJack	59,400	b	741,312
Polaris Industries	32,800	a	1,252,304
			4,271,321
Consumer Non-Durables—5.5%			
American Greetings, Cl. A	131,400	a	2,472,948
Cal-Maine Foods	69,300	a	2,390,850
Elizabeth Arden	133,700	b	2,436,014
Perry Ellis International	46,900	a,b	918,771
Sanderson Farms	69,100	a	2,408,826
USANA Health Sciences	46,600	a,b	1,452,988
Warnaco Group	91,200	b	3,425,472
			15,505,869

Common Stocks (continued)	Shares	Value ($)
Consumer Services–6.0%		
DeVry	23,500	1,032,590
Jack in the Box	119,300 b	3,134,011
Morgans Hotel Group	36,500 a,b	559,910
Pinnacle Entertainment	95,100 a,b	1,489,266
Pre-Paid Legal Services	44,800 b	2,134,720
Priceline.com	30,200 a,b	3,443,404
Scholastic	30,000 a,b	1,046,100
Sinclair Broadcast Group, Cl. A	278,600 a	2,571,478
World Wrestling Entertainment, Cl. A	89,100 a	1,577,070
		16,988,549
Electronic Technology–9.7%		
Advanced Energy Industries	128,600 b	1,648,652
Amkor Technology	313,600 a,b	3,672,256
Comtech Group	92,800 b	970,688
Comtech Telecommunications	48,700 a,b	2,112,606
Cubic	45,900	1,173,663
EMS Technologies	29,100 b	837,789
Foundry Networks	163,800 b	1,944,306
Hexcel	153,100 b	3,091,089
Immersion	48,300 a,b	407,169
Intevac	187,500 a,b	2,407,500
Novatel Wireless	151,700 a,b	1,604,986
Oplink Communications	113,000 a,b	1,404,590
Pericom Semiconductor	149,000 b	1,986,170
Sigma Designs	46,800 a,b	1,378,260
Taser International	126,400 a,b	1,424,528
TTM Technologies	120,300 b	1,325,706
		27,389,958
Energy Minerals–4.5%		
Berry Petroleum, Cl. A	15,500	637,205
Bois d'Arc Energy	121,600 a,b	2,610,752
Callon Petroleum	167,800 a,b	3,094,232
Comstock Resources	13,200 b	479,160
Mariner Energy	24,800 a,b	687,704
PetroHawk Energy	162,600 a,b	2,939,808
Stone Energy	45,700 b	2,319,732
		12,768,593

Common Stocks (continued)	Shares		Value ($)
Finance—17.8%			
Advanta, Cl. B	181,800	a	1,403,496
American Physicians Capital	50,800	a	2,241,804
Ashford Hospitality Trust	152,300	a	1,012,795
Cathay General Bancorp	20,800	a	455,936
City Holding	45,200	a	1,683,248
Digital Realty Trust	97,100	a	3,485,890
Extra Space Storage	185,300	a	2,792,471
FelCor Lodging Trust	210,800		2,660,296
First Midwest Bancorp	64,400	a	1,677,620
FirstMerit	26,700	a	501,159
Frontier Financial	119,800	a	1,794,604
Getty Realty	73,500	a	1,974,210
GFI Group	26,000		1,990,300
Greenhill & Co.	34,800	a	2,262,348
Inland Real Estate	234,800	a	3,273,112
Max Capital Group	63,800		1,769,812
National Health Investors	13,800		415,794
Odyssey Re Holdings	13,700		495,666
optionsXpress Holdings	27,600		639,216
Phoenix Cos.	199,300	a	2,268,034
Presidential Life	80,700	a	1,352,532
Ramco-Gershenson Properties	122,600	a	2,724,172
Reinsurance Group of America	62,500	a	3,419,375
Signature Bank	100,200	a,b	2,655,300
Sterling Bancshares	53,600		499,016
Sunstone Hotel Investors	19,100		299,106
SVB Financial Group	24,600	b	1,114,380
Westamerica Bancorporation	67,400	a	3,190,042
			50,051,734
Health Care Technology—9.5%			
Abaxis	33,800	a,b	984,932
Align Technology	15,700	a,b	193,895
BioMarin Pharmaceutical	107,000	a,b	4,070,280
Caraco Pharmaceutical Laboratories	53,800	b	883,934
CONMED	57,100	b	1,539,416
Cubist Pharmaceuticals	148,000	a,b	2,693,600
Cynosure, Cl. A	26,000	b	622,180

Common Stocks (continued)	Shares		Value ($)
Health Care Technology (continued)			
Cypress Bioscience	165,400	a,b	1,323,200
GTx	19,200	a,b	314,304
Hologic	22,900	a,b	1,381,099
Invacare	58,400		1,457,664
Lifecell	40,100	a,b	1,618,035
Martek Biosciences	119,800	a,b	3,433,468
Merit Medical Systems	59,100	b	936,735
Onyx Pharmaceuticals	42,400	a,b	1,158,368
OSI Pharmaceuticals	13,500	b	485,325
Salix Pharmaceuticals	260,900	a,b	1,761,075
Sciele Pharma	13,000	a,b	269,100
Stereotaxis	167,300	a,b	965,321
STERIS	30,300		745,986
			26,837,917
Industrial Services–3.5%			
American Ecology	123,000	a	3,063,930
Dycom Industries	16,400	b	187,616
Glatfelter	18,400	b	242,328
Matrix Service	23,400	b	475,956
Michael Baker	21,000	b	604,800
Perini	62,600	b	2,346,248
Trico Marine Services	76,400	b	3,019,328
			9,940,206
Non-Energy Minerals–1.3%			
Hecla Mining	234,600	a,b	2,697,900
Kaiser Aluminum	14,300		1,048,905
			3,746,805
Process Industries–6.0%			
AEP Industries	22,600	a,b	686,814
CF Industries Holdings	38,900	a	4,748,912
Grace (W.R.) & Co	46,900	b	995,687
GrafTech International	203,100	b	3,253,662
Landec	198,300	b	1,860,054
Sensient Technologies	55,300	a	1,489,782
Terra Industries	83,700	a,b	3,784,077
			16,818,988

Common Stocks (continued)	Shares		Value ($)
Producer Manufacturing–6.7%			
American Superconductor	16,100	a,b	363,699
Ampco-Pittsburgh	14,000		530,040
Apogee Enterprises	53,100	a	817,209
Astec Industries	96,900	b	3,668,634
Chart Industries	55,600	b	1,907,636
Columbus McKinnon	33,100	b	947,984
FuelCell Energy	322,700	a,b	2,310,532
Knoll	169,000	a	2,379,520
L.B. Foster	21,600	b	914,976
NCI Building Systems	40,200	a,b	1,219,668
Superior Essex	109,100	a,b	3,096,258
Tecumseh Products, Cl. A	27,900	b	590,922
			18,747,078
Retail Trade–3.3%			
Asbury Automotive Group	113,300	a	1,588,466
Casey's General Stores	12,600		315,630
Dress Barn	65,400	a,b	861,972
JoS. A. Bank Clothiers	47,200	a,b	1,075,216
Men's Wearhouse	102,900	a	2,370,816
Pacific Sunwear of California	178,400	a,b	1,990,944
Systemax	72,800	a	788,424
Winn-Dixie Stores	20,500	a,b	335,175
			9,326,643
Technology Services–9.4%			
Air Methods	24,700	b	1,015,664
Ansoft	62,500	b	1,520,000
Apria Healthcare Group	141,400	a,b	3,069,794
Chemed	60,600	a	2,891,226
Internet Capital Group	59,400	a,b	516,780
Jack Henry & Associates	108,200	a	2,545,946
JDA Software Group	13,200	b	225,324
Manhattan Associates	89,500	a,b	1,974,370
MedCath	40,700	b	848,595
Omnicell	118,000	a,b	2,242,000
Phase Forward	70,200	b	1,118,286
Sohu.com	55,900	b	2,519,972

Common Stocks (continued)	Shares		Value ($)
Technology Services (continued)			
Sunrise Senior Living	82,700	a,b	2,264,326
Tyler Technologies	83,500	b	1,156,475
Vignette	205,200	b	2,595,780
			26,504,538
Transportation—.5%			
Atlas Air Worldwide Holdings	17,300	b	875,380
SkyWest	26,900		595,028
			1,470,408
Utilities—1.4%			
El Paso Electric	90,800	b	1,857,768
MGE Energy	23,000	a	725,880
Piedmont Natural Gas	49,000	a	1,205,400
			3,789,048
Total Common Stocks			
(cost $280,075,830)			**274,359,992**

Other Investment—2.7%

Registered Investment Company;			
Dreyfus Institutional Preferred Plus Money Market Fund (cost $7,563,000)	7,563,000	c	**7,563,000**

Investment of Cash Collateral for Securities Loaned—35.0%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Cash		
Advantage Fund		
(cost $98,826,248)	98,826,248 c	**98,826,248**
Total Investments (cost $386,465,078)	**135.0%**	**380,749,240**
Liabilities, Less Cash and Receivables	**(35.0%)**	**(98,711,332)**
Net Assets	**100.0%**	**282,037,908**

a All or a portion of these securities are on loan. At February 29, 2008, the total market value of the fund's securities on loan is $92,403,390 and the total market value of the collateral held by the fund is $98,827,370, consisting of cash collateral of $98,826,248 and U.S. Government and agency securities valued at $1,122.

b Non-income producing security.

c Investment in affiliated money market mutual fund.

Portfolio Summary (Unaudited)†

	Value (%)		Value (%)
Money Market Investments	37.7	Consumer Non-Durables	5.5
Finance	17.8	Energy Minerals	4.5
Commercial &		Industrial Services	3.5
Professional Services	9.7	Retail Trade	3.3
Electronic Technology	9.7	Consumer Durables	1.5
Health Care Technology	9.5	Utilities	1.4
Technology Services	9.4	Non-Energy Minerals	1.3
Producer Manufacturing	6.7	Communications	1.0
Process Industries	6.0	Transportation	.5
Consumer Services	6.0		**135.0**

† Based on net assets.

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

February 29, 2008 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments (including securities on loan, valued at $92,403,390)–Note 1(b):		
Unaffiliated issuers	280,075,830	274,359,992
Affiliated issuers	106,389,248	106,389,248
Cash		95,929
Receivable for investment securities sold		7,627,045
Dividends and interest receivable		241,509
Receivable for shares of Common Stock subscribed		26,603
Prepaid expenses		30,517
		388,770,843
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(b)		301,517
Liability for securities on loan–Note 1(b)		98,826,248
Payable for investment securities purchased		7,159,147
Payable for shares of Common Stock redeemed		246,595
Interest payable–Note 2		3,080
Accrued expenses		196,348
		106,732,935
Net Assets ($)		**282,037,908**
Composition of Net Assets ($):		
Paid-in capital		265,871,935
Accumulated undistributed investment income–net		843,685
Accumulated net realized gain (loss) on investments		21,038,126
Accumulated net unrealized appreciation (depreciation) on investments		(5,715,838)
Net Assets ($)		**282,037,908**
Shares Outstanding		
(100 million shares of $.001 par value Common Stock authorized)		11,964,705
Net Asset Value, offering and redemption price per share–Note 3(d) ($)		**23.57**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended February 29, 2008 (Unaudited)

Investment Income ($):	
Income:	
Cash dividends:	
Unaffiliated issuers	2,323,783
Affiliated issuers	100,654
Income from securities lending	462,444
Total Income	**2,886,881**
Expenses:	
Management fee–Note 3(a)	1,633,606
Shareholder servicing costs–Note 3(b)	798,122
Professional fees	20,851
Prospectus and shareholders' reports	18,559
Custodian fees–Note 3(b)	16,979
Registration fees	10,078
Directors' fees and expenses–Note 3(c)	6,292
Loan commitment fees–Note 2	1,795
Interest expense–Note 2	1,134
Miscellaneous	10,556
Total Expenses	**2,517,972**
Less–reduction in fees due to earnings credits–Note 1(b)	(6,040)
Net Expenses	**2,511,932**
Investment Income–Net	**374,949**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	34,982,799
Net unrealized appreciation (depreciation) on investments	(93,295,872)
Net Realized and Unrealized Gain (Loss) on Investments	**(58,313,073)**
Net (Decrease) in Net Assets Resulting from Operations	**(57,938,124)**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended February 29, 2008 (Unaudited)	Year Ended August 31, 2007
Operations ($):		
Investment income–net	374,949	590,512
Net realized gain (loss) on investments	34,982,799	57,252,469
Net unrealized appreciation (depreciation) on investments	(93,295,872)	(24,997,065)
Net Increase (Decrease) in Net Assets Resulting from Operations	**(57,938,124)**	**32,845,916**
Dividends to Shareholders from ($):		
Investment income–net	(11,349)	–
Net realized gain on investments	(62,419,183)	(129,503,625)
Total Dividends	**(62,430,532)**	**(129,503,625)**
Capital Stock Transactions ($):		
Net proceeds from shares sold	12,603,480	52,688,934
Dividends reinvested	61,671,999	127,141,655
Cost of shares redeemed	(118,070,313)	(226,860,140)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**(43,794,834)**	**(47,029,551)**
Total Increase (Decrease) in Net Assets	**(164,163,490)**	**(143,687,260)**
Net Assets ($):		
Beginning of Period	446,201,398	589,888,658
End of Period	**282,037,908**	**446,201,398**
Undistributed investment income–net	843,685	480,085
Capital Share Transactions (Shares):		
Shares sold	427,588	1,415,151
Shares issued for dividends reinvested	2,388,516	3,603,081
Shares redeemed	(4,021,101)	(6,125,550)
Net Increase (Decrease) in Shares Outstanding	**(1,204,997)**	**(1,107,318)**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following table describes the performance for the fiscal periods indicated. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Six Months Ended February 29, 2008 (Unaudited)	Year Ended August 31,				
		2007	2006	2005	2004	2003
Per Share Data ($):						
Net asset value, beginning of period	33.88	41.32	46.64	37.71	34.18	27.85
Investment Operations:						
Investment income (loss)—net [a]	.03	.04	(.07)	(.05)	(.19)	(.16)
Net realized and unrealized gain (loss) on investments	(4.84)	2.28	1.71	8.98	3.72	6.49
Total from Investment Operations	(4.81)	2.32	1.64	8.93	3.53	6.33
Distributions:						
Dividends from investment income—net	(.00)[b]	–	–	–	–	–
Dividends from net realized gain on investments	(5.50)	(9.76)	(6.96)	–	–	–
Total Distributions	(5.50)	(9.76)	(6.96)	–	–	–
Net asset value, end of period	23.57	33.88	41.32	46.64	37.71	34.18
Total Return (%)	(15.61)[c]	4.68	3.31	23.68	10.29	22.77
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	1.39[d]	1.33	1.33	1.33	1.31	1.38
Ratio of net expenses to average net assets	1.38[d]	1.33	1.15	1.26	1.31	1.38
Ratio of net investment income (loss) to average net assets	.21[d]	.11	(.15)	(.12)	(.50)	(.56)
Portfolio Turnover Rate	33.79[c]	67.66	65.29	42.07	47.66	50.27
Net Assets, end of period ($ x 1,000)	282,038	446,201	589,889	772,010	992,859	1,170,934

[a] Based on average shares outstanding at each month end.
[b] Amount represents less than $.01 per share.
[c] Not annualized.
[d] Annualized.
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Emerging Leaders Fund (the "fund") is a separate diversified series of Advantage Funds, Inc. (the "Company"), which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company that offers thirteen series, including the fund. The fund's investment objective is capital growth. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. On July 1, 2007, Mellon Financial Corporation and The Bank of New York Company, Inc. merged, forming The Bank of New York Mellon Corporation ("BNY Mellon"). As part of this transaction, Dreyfus became a wholly-owned subsidiary of BNY Mellon. MBSC Securities Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares, which are sold to existing shareholders without a sales charge. The fund is closed to new investors.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sales price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. Registered open-end investment companies that are not traded on an exchange are valued at their net asset value. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the fund calculates its net asset value, the fund may value these investments at fair value as determined in accordance with the procedures approved by the Board of Directors. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADRs and futures contracts. For other securities that are fair valued by the Board of Directors, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold and public trading in similar securities of the issuer or comparable issuers. Financial futures are valued at the last sales price.

The Financial Accounting Standards Board ("FASB") released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gains and losses from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments is recognized on the accrual basis.

The fund has arrangements with the custodian and cash management banks whereby the fund may receive earnings credits when positive cash balances are maintained, which are used to offset custody and cash management fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

Pursuant to a securities lending agreement with Mellon Bank, N.A. ("Mellon Bank"), a subsidiary of BNY Mellon and a Dreyfus affiliate, the fund may lend securities to qualified institutions. It is the fund's policy, that at origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan is maintained at all times. Collateral is either in the form of cash, which can be invested in certain money market mutual funds managed by the Manager, U.S Government and Agency securities or Letters of Credit. The fund is entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the fund bears the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner. During the period ended February 29, 2008, Mellon Bank earned $154,148 from lending fund portfolio securities, pursuant to the securities lending agreement.

(c) Affiliated issuers: Investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

(d) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net and dividends from net realized capital gains are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gains can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gains. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(e) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

During the current year, the fund adopted FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. The adoption of FIN 48 had no impact on the operations of the fund for the period ended February 29, 2008.

Each of the tax years in the three-year period ended August 31, 2007, remains subject to examination by the Internal Revenue Service and state taxing authorities.

The tax character of distributions paid to shareholders during the fiscal year ended August 31, 2007, was as follows: long-term capital gains $129,503,625. The tax character of current year distributions will be determined at the end of the current fiscal year.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowing.

The average daily amount of borrowings outstanding under the Facility during the period ended February 29, 2008 was approximately $46,900, with a related weighted average annualized interest rate of 4.87%.

NOTE 3—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement with the Manager, the management fee is computed at the annual rate of .90% of the value of the fund's average daily net assets and is payable monthly.

Effective March 10, 2008, the Manager has undertaken until March 31, 2009 that, if the aggregate expenses of the fund, exclusive of shareholder servicing fees, but including the management fee, exceed 1.20 of 1% of the value of the fund's average daily net assets, the fund may deduct from the payment to be made to the Manager under the management agreement, or the Manager will bear, such excess expense.

(b) Under the Shareholder Services Plan, the fund pays the Distributor at an annual rate of .25% of the value of the fund's average daily net assets for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended February 29, 2008, the fund was charged $453,779 pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended February 29, 2008, the fund was charged $55,802 pursuant to the transfer agency agreement.

The fund compensates The Bank of New York, a subsidiary of BNY Mellon and a Dreyfus affiliate, under a cash management agreement for performing cash management services related to fund subscriptions and redemptions. During the period ended February 29, 2008, the fund was charged $6,040 pursuant to the cash management agreement.

The fund compensates Mellon Bank, under a custody agreement for providing custodial services for the fund. During the period ended February 29, 2008, the fund was charged $16,979 pursuant to the custody agreement.

During the period ended February 29, 2008, the fund was charged $2,411 for services performed by the Chief Compliance Officer.

The components of "Due to The Dreyfus Corporation and affiliates" in the Statement of Assets and Liabilities consist of: management fees $205,878, shareholder services plan fees $57,188, custody fees $16,085, chief compliance officer fees $4,419 and transfer agency per account fees $17,947.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

(d) Prior to December 1, 2007, a 1% redemption fee was charged and retained by the fund on certain shares redeemed within thirty days following the date of issuance, subject to exceptions, including redemptions made through the use of the fund's exchange privilege. Effective December 1, 2007, the fund discontinued the redemption fee on shares. The fund reserves the right to impose a redemption fee in the future.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended February 29, 2008, amounted to $121,434,490 and $228,209,143, respectively.

At February 29, 2008, accumulated net unrealized depreciation on investments was $5,715,838, consisting of $32,359,788 gross unrealized appreciation and $38,075,626 gross unrealized depreciation

At February 29, 2008, the cost of investment for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

For More Information

Dreyfus
Emerging Leaders Fund
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

Transfer Agent &
Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

MBSC Securities Corporation
200 Park Avenue
New York, NY 10166

Ticker Symbol: DRELX

Telephone 1-800-645-6561

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

E-mail Send your request to info@dreyfus.com

Internet Information can be viewed online or downloaded at: http://www.dreyfus.com

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission (''SEC'') for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2007, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



0259SA0208

Dreyfus Premier International Value Fund

SEMIANNUAL REPORT February 29, 2008





The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents



A LETTER FROM THE CEO

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus Premier International Value Fund, covering the six-month period from September 1, 2007, through February 29, 2008.

The past six months proved to be one of the more challenging periods for equity investors in recent memory. The U.S. economy sputtered under the weight of plunging housing values, and credit concerns that originated in the bond market's sub-prime mortgage sector spread to other areas of the financial markets. These developments dampened investor sentiment and produced heightened volatility in most segments of the stock market, including international equity markets. However, economic growth has remained relatively strong in Europe and many emerging markets, and the long-term trends that previously drove those markets higher, appear to be intact.

Recently, the Fed and the U.S. government have adopted accommodative monetary and fiscal policies in an effort to stimulate the U.S. economy, boost market liquidity and forestall a potential recession. While it's too early to know if their actions will be effective in preventing local and, indirectly, overseas weakness, we believe that the best defense against any economic volatility is to maintain a long-term perspective. To benefit from this focus, talk to your financial adviser today about your specific portfolio to ensure that your investments are best suited to capture the potential opportunities and manage the risks that may continue to surface during this current economic cycle.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's Portfolio Manager.

I wish you all continued success and I thank you all for your continued confidence and support.

Sincerely,

Thomas F. Eggers
Chief Executive Officer
The Dreyfus Corporation
March 17, 2008



DISCUSSION OF FUND PERFORMANCE

For the period of September 1, 2007, through February 29, 2008, as provided by D. Kirk Henry, Senior Portfolio Manager

Fund and Market Performance Overview

For the six-month period ended February 29, 2008, Dreyfus Premier International Value Fund's Class A shares produced a total return of –9.55%, Class B shares produced –9.92%, Class C shares produced –9.91%, Class I shares produced –9.42%, and Class T shares produced –9.78%.[1] In comparison, the fund's benchmark, the Morgan Stanley Capital International Europe, Australasia, Far East Index ("MSCI EAFE Index"), produced a total return of –4.71% for the same period.[2]

International equities produced disappointing results in a turbulent market environment, as a credit crisis damaged global fixed-income markets and concerns intensified that a U.S. economic slowdown might hinder growth in international markets. The fund's returns lagged its benchmark, partially due to difficult stock selection in the United Kingdom, Switzerland and Italy. Additionally, value as a style underperformed during the reporting period, despite the negative return environment. Low P/E and P/B securities lagged versus high P/E and P/B securities, creating a headwind to the portfolio's disciplined value approach.

The Fund's Investment Approach

The fund seeks long-term capital growth by ordinarily investing most of its assets in stocks of foreign issuers that we consider to be value companies. The fund normally invests in companies in at least 10 foreign countries and generally limits its investments in any single company to no more than 5% of its assets at the time of purchase.

The fund's investment approach is value-oriented and research-driven. When selecting stocks, we attempt to identify potential investments through extensive quantitative and fundamental research. Emphasizing individual stock selection over economic or industry trends, the fund focuses on three key factors: value, business health and business momentum.

International Equities Pulled Back in a Turbulent Market

After enjoying double-digit returns over each of the past five years, international equities lost value during the reporting period. Investor sentiment was depressed by intensifying economic concerns, rising commodities prices and a credit crisis in global fixed-income markets that originated in the U.S. sub-prime mortgage sector. International markets also responded negatively to a $7 billion loss caused by trading fraud at France's second largest bank, Societe Generale, in January 2008. The largest loss ever recorded in the financial industry by a single trader, the announcement sent international stocks into a steep, albeit brief, decline. These factors contributed to a turbulent investment environment in which investors turned away from stocks and other risky assets in favor of gold, oil and other "hard assets" that the market perceives will provide a hedge against a weakening U.S. dollar and rising inflation.

Japanese and Swiss Stocks Weighed on Relative Performance

The bulk of the portfolio's relative underperformance can be attributed to disappointing stock selection in the United Kingdom, Switzerland and Italy. In the United Kingdom, midsize retailer Debenhams suffered due to increased competition from high-end retailers. The Royal Bank of Scotland Group was adversely affected by its costly acquisition of ABN AMRO, the leading bank of The Netherlands, after a long bidding war. Uncertainty surrounding the extent of its possible sub-prime write-offs served to compound the company's problems. Lack of exposure to metals-and-mining giants Rio Tinto and BHP Billiton also hindered the fund's performance compared to its benchmark, as commodity prices continued to climb throughout the reporting period.

In Switzerland, the fund's relative performance was hurt by its positions in two chemical companies, Clariant and Ciba Specialty Chemicals, which were unable to pass rising oil costs to its customers. Any near term decline in oil prices should have a positive impact on these holdings. Swiss banking giant UBS declined sharply due to its exposure to troubled mortgage-backed securities and other credits. The fund's stock selection in Italy also detracted from relative performance. Telecom Italia's shares declined on rumors of a potential capital raising and a reorganization plan that was received poorly by shareholders.

The fund achieved better relative performance in Greece, where the dominant electric utility, Public Power Corporation, posted sharp gains after the imposition of tariff increases and fuel surcharges. In Germany, electronics firm Siemens aided performance after restructuring efforts by a new management team. Sporting goods firm adidas advanced based on its acquisition of Reebok and upcoming sponsorship of the 2008 Olympic Games in Beijing. In Brazil, integrated oil and gas producer Petroleo Brasileiro gained value due to rising oil prices, and telecommunications services company Tele Norte Leste Participacoes advanced when a controlling shareholder announced a tender offer for preferred shares. Petroleo Brasileiro was sold during the reporting period.

Maintaining Our Value-Oriented Discipline

As of the end of the reporting period, the global credit crisis has intensified and concerns have persisted that the floundering U.S. economy may hamper growth in other parts of the world. In addition, corporate earnings downgrades have begun to outnumber upgrades, contributing to a downturn in stock market momentum. If this trend continues, we believe that international equity markets are likely to remain under pressure and experience additional bouts of volatility until greater earnings visibility emerges. We believe that value and fundamentals will prevail over expensive valuations and price momentum as we proceed through this current downturn. As always, we have remained true to our value-oriented investment approach, which seeks investment opportunities in stocks of fundamentally sound companies that are selling at attractive prices.

March 17, 2008

[1] *Total return includes reinvestment of dividends and any capital gains paid, and does not take into consideration the maximum initial sales charges in the case of Class A and Class T shares, or the applicable contingent deferred sales charges imposed on redemptions in the case of Class B and Class C shares. Had these charges been reflected, returns would have been lower. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Investments in foreign securities involve special risks. Please read the prospectus for further discussion of these risks.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of net dividends and, where applicable, capital gain distributions. The Morgan Stanley Capital International Europe, Australasia, Far East (MSCI EAFE) Index is an unmanaged index composed of a sample of companies representative of the market structure of European and Pacific Basin countries. The Index does not take into account fees and expenses to which the fund is subject.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Premier International Value Fund from September 1, 2007 to February 29, 2008. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment

assuming actual returns for the six months ended February 29, 2008

	Class A	Class B	Class C	Class I	Class T
Expenses paid per $1,000†	$ 7.43	$ 11.11	$ 10.82	$ 5.64	$ 9.27
Ending value (after expenses)	$904.50	$900.80	$900.90	$905.80	$902.20

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment

assuming a hypothetical 5% annualized return for the six months ended February 29, 2008

	Class A	Class B	Class C	Class I	Class T
Expenses paid per $1,000†	$ 7.87	$ 11.76	$ 11.46	$ 5.97	$ 9.82
Ending value (after expenses)	$1,017.06	$1,013.18	$1,013.48	$1,018.95	$1,015.12

† *Expenses are equal to the fund's annualized expense ratio of 1.57% for Class A, 2.35% for Class B, 2.29% for Class C, 1.19% for Class I and 1.96% for Class T multiplied by the average account value over the period, multiplied by 182/366 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

February 29, 2008 (Unaudited)

Common Stocks−97.5%	Shares	Value ($)
Australia−4.0%		
Amcor	703,557	4,605,852
Goodman Fielder	488,870	842,389
Insurance Australia Group	828,138	2,873,581
National Australia Bank	132,810	3,510,922
Suncorp-Metway	168,234	2,156,380
Tabcorp Holdings	301,158	4,246,717
		18,235,841
Belgium−2.0%		
Delhaize Group	59,200	4,495,185
Fortis	94,262	2,078,301
Fortis (Strip)	90,462 a	1,375
Fortis Group	125,673	2,755,404
		9,330,265
Brazil−.5%		
Tele Norte Leste Participacoes, ADR	85,080	**2,129,553**
Finland−.9%		
UPM-Kymmene	245,443	**4,243,949**
France−7.5%		
BNP Paribas	24,760	2,226,031
Credit Agricole	173,386	4,718,407
France Telecom	126,557	4,256,047
Lagardere	34,740	2,740,623
Sanofi-Aventis	139,770	10,369,394
Thomson	48,300	372,420
Total	127,200	9,612,970
		34,295,892
Germany−8.6%		
Adidas	15,200	954,407
Allianz	19,500	3,423,229
Bayerische Motoren Werke	87,620	4,800,347
Daimler	34,751	2,924,301
Deutsche Post	201,634	6,662,170
Deutsche Telekom	219,290	4,169,409

Common Stocks (continued)	Shares	Value ($)
Germany (continued)		
E.ON	8,997	1,691,999
Heidelberger Druckmaschinen	100,610	2,390,499
Muenchener Rueckversicherungs	28,860	5,043,470
RWE	33,099	3,995,688
Siemens	24,150	3,085,131
		39,140,650
Greece−.7%		
Public Power	75,390	**3,214,268**
Hong Kong−3.2%		
BOC Hong Kong Holdings	2,242,100	5,402,799
HongKong Electric Holdings	226,000	1,271,137
Hutchison Whampoa	444,200	4,164,530
Johnson Electric Holdings	3,514,500	1,626,202
Yue Yuen Industrial Holdings	678,000	1,993,662
		14,458,330
Ireland−.4%		
Bank of Ireland	120,763	**1,727,545**
Italy−6.1%		
Banco Popolare Scarl	181,640 [a]	3,412,675
ENI	107,295	3,701,217
Mediaset	457,170	4,108,107
Saras	650,870	3,333,906
Telecom Italia	2,440,650	6,097,965
UniCredit	561,700	4,113,979
Unipol Gruppo Finanziario	1,079,764	3,035,669
		27,803,518
Japan−23.3%		
77 Bank	89,600	527,398
Aeon	418,300	5,039,848
Astellas Pharma	12,000	526,500
Canon	62,452	2,796,082
Central Japan Railway	448	4,266,486

Common Stocks (continued)	Shares	Value ($)
Japan (continued)		
Chiyoda	526,100	5,286,064
Chuo Mitsui Trust Holdings	391,200	2,681,893
Dentsu	323	743,525
JS Group	144,800	2,459,886
KDDI	277	1,676,534
Kubota	756,100	5,055,631
Mitsubishi UFJ Financial Group	846,500	7,447,029
NGK Spark Plug	98,300	1,546,749
Nippon Express	312,800	1,676,280
Nippon Paper Group	939	2,223,973
Nissan Motor	276,600	2,509,234
NOK	85,600	1,780,272
Nomura Holdings	384,600	6,026,119
Ricoh	84,800	1,362,863
Rohm	42,600	3,096,323
Sekisui Chemical	325,600	2,277,125
Sekisui House	326,200	3,364,815
Seven & I Holdings	203,400	5,053,152
Shimamura	44,200	3,210,276
Shin-Etsu Chemical	39,700	2,146,154
Sumitomo	193,800	2,784,472
Sumitomo Mitsui Financial Group	948	6,822,249
Taiheiyo Cement	526,200	1,212,562
Takeda Pharmaceutical	92,900	5,165,490
Teijin	794,200	3,072,666
THK	162,900	3,076,412
Tokyo Electron	37,600	2,325,065
Tokyo Gas	565,200	2,536,933
Toyota Motor	91,000	4,953,902
		106,729,962
Malaysia−.7%		
Malayan Banking	1,094,875	**3,095,669**

Common Stocks (continued)	Shares	Value ($)
Netherlands—3.7%		
Aegon	214,821	3,209,475
European Aeronautic Defence and Space	51,629	1,359,331
Koninklijke DSM	53,060	2,334,074
Koninklijke Philips Electronics	41,170	1,610,290
Royal Dutch Shell, Cl. A	220,631	7,948,226
Wolters Kluwer	25,920	671,626
		17,133,022
Russia—.6%		
Gazprom, ADR	57,800	**2,936,240**
Singapore—1.3%		
DBS Group Holdings	504,170	**6,138,439**
South Africa—.5%		
Nedbank Group	153,843	**2,306,684**
South Korea—3.0%		
Hyundai Motor	29,038	2,034,574
Kookmin Bank, ADR	22,350	1,368,491
Korea Electric Power, ADR	99,594	1,723,972
KT, ADR	114,310	2,776,590
Samsung Electronics	6,598	3,873,445
SK Telecom, ADR	80,880	1,811,712
		13,588,784
Spain—1.2%		
Banco Santander	54,930	982,645
Repsol	129,590	4,464,693
		5,447,338
Sweden—1.0%		
Svenska Cellulosa, Cl. B	35,900	589,720
Telefonaktiebolaget LM Ericsson, Cl. B	1,779,400	3,838,228
		4,427,948
Switzerland—8.3%		
Ciba Specialty Chemicals	138,426	5,530,441
Clariant	320,390 [a]	2,730,264
Nestle	18,815	8,991,173
Novartis	240,850	11,835,901

Common Stocks (continued)	Shares	Value ($)
Switzerland (continued)		
Swiss Reinsurance	46,899	3,762,511
UBS	149,180	4,883,974
		37,734,264
Taiwan—1.0%		
Compal Electronics	2,582,322	2,325,363
United Microelectronics, ADR	634,332	2,029,863
		4,355,226
United Kingdom—19.0%		
Anglo American	78,216	5,010,246
BP	1,162,004	12,765,165
British Energy Group	61,038	698,857
Centrica	602,674	3,844,936
Debenhams	1,225,470	1,648,179
Friends Provident	716,736	1,909,356
GlaxoSmithKline	393,730	8,739,839
HBOS	218,900	2,627,546
HSBC Holdings	592,773	8,985,002
Kingfisher	1,255,893	3,267,541
Old Mutual	1,491,190	3,734,220
Punch Taverns	237,168	3,034,130
Reed Elsevier	176,836	2,220,075
Rentokil Initial	417,200	688,915
Royal Bank of Scotland Group	313,967	2,389,676
Royal Dutch Shell, Cl. A	1	36
SABMiller	129,960	2,717,147
Tesco	403,029	3,182,760
Trinity Mirror	213,240	1,196,481
Unilever	273,962	8,717,886
Vodafone Group	2,099,620	6,742,789
WPP Group	235,340	2,829,162
		86,949,944
Total Common Stocks		
(cost $487,487,224)		**445,423,331**

Preferred Stocks—1.4%	Shares	Value ($)
Germany		
Henkel (cost $7,155,458)	149,010	**6,598,843**
Total Investments (cost $494,642,682)	**98.9%**	**452,022,174**
Cash and Receivables (Net)	**1.1%**	**4,894,529**
Net Assets	**100.0%**	**456,916,703**

ADR—American Depository Receipts
a   Non-income producing security.

Portfolio Summary (Unaudited) †

	Value (%)		Value (%)
Financial	23.3	Materials	7.4
Consumer Discretionary	13.0	Telecommunication Services	6.5
Industrial	10.1	Information Technology	4.7
Consumer Staples	9.9	Utilities	4.2
Energy	9.8	Banking	2.0
Health Care	8.0		**98.9**

†   Based on net assets.
See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

February 29, 2008 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments	494,642,682	452,022,174
Cash denominated in foreign currencies	2,789,139	2,892,603
Receivable for investment securities sold		6,278,103
Dividends and interest receivable		1,521,853
Receivable for shares of Common Stock subscribed		277,480
Prepaid expenses		30,368
		463,022,581
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(c)		691,842
Cash overdraft due to Custodian		140,413
Payable for investment securities purchased		2,973,846
Payable for shares of Common Stock redeemed		1,968,336
Interest payable–Note 2		59,533
Unrealized depreciation on forward currency exchange contracts–Note 4		14,445
Accrued expenses		257,463
		6,105,878
Net Assets ($)		**456,916,703**
Composition of Net Assets ($):		
Paid-in capital		483,812,182
Accumulated undistributed investment income–net		886,835
Accumulated net realized gain (loss) on investments		14,610,431
Accumulated net unrealized appreciation (depreciation) on investments and foreign currency transactions		(42,392,745)
Net Assets ($)		**456,916,703**

Net Asset Value Per Share

	Class A	Class B	Class C	Class I	Class T
Net Assets ($)	331,859,928	13,313,658	42,589,611	67,126,133	2,027,373
Shares Outstanding	24,297,183	1,000,961	3,189,111	4,920,621	154,261
Net Asset Value Per Share ($)	**13.66**	**13.30**	**13.35**	**13.64**	**13.14**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended February 29, 2008 (Unaudited)

Investment Income ($):	
Income:	
Cash dividends (net of $323,414 foreign taxes withheld at source):	
Unaffiliated issuers	5,454,827
Affiliated issuers	135,388
Interest	23,951
Total Income	**5,614,166**
Expenses:	
Management fee–Note 3(a)	2,921,233
Shareholder servicing costs–Note 3(c)	1,054,964
Custodian fees–Note 3(c)	329,853
Distribution fees–Note 3(b)	278,370
Interest expense–Note 2	33,090
Professional fees	27,964
Registration fees	26,687
Prospectus and shareholders' reports	20,537
Directors' fees and expenses–Note 3(d)	11,501
Loan commitment fees–Note 2	4,796
Miscellaneous	22,253
Total Expenses	**4,731,248**
Less–reduction in fees due to earnings credits–Note 1(c)	(14,109)
Net Expenses	**4,717,139**
Investment Income–Net	**897,027**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments and foreign currency transactions	35,237,542
Net realized gain (loss) on forward currency exchange contracts	(147,951)
Net Realized Gain (Loss)	**35,089,591**
Net unrealized appreciation (depreciation) on investments and foreign currency transactions	(86,240,418)
Net Realized and Unrealized Gain (Loss) on Investments	**(51,150,827)**
Net (Decrease) in Net Assets Resulting from Operations	**(50,253,800)**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended February 29, 2008 (Unaudited)	Year Ended August 31, 2007[a]
Operations ($):		
Investment income–net	897,027	8,741,623
Net realized gain (loss) on investments	35,089,591	156,731,915
Net unrealized appreciation (depreciation) on investments	(86,240,418)	(66,017,933)
Net Increase (Decrease) in Net Assets Resulting from Operations	**(50,253,800)**	**99,455,605**
Dividends to Shareholders from ($):		
Investment income–net:		
Class A Shares	(7,005,890)	(9,650,459)
Class B Shares	(142,023)	(178,052)
Class C Shares	(502,196)	(577,046)
Class I Shares	(1,649,168)	(1,715,599)
Class T Shares	(23,556)	(30,881)
Net realized gain on investments:		
Class A Shares	(106,558,708)	(84,049,250)
Class B Shares	(4,457,897)	(3,018,416)
Class C Shares	(14,223,107)	(9,418,136)
Class I Shares	(18,597,486)	(12,107,340)
Class T Shares	(520,552)	(341,224)
Total Dividends	**(153,680,583)**	**(121,086,403)**
Capital Stock Transactions ($):		
Net proceeds from shares sold:		
Class A Shares	42,407,823	161,829,797
Class B Shares	1,077,326	1,889,307
Class C Shares	10,245,202	12,220,166
Class I Shares	17,590,008	32,394,356
Class T Shares	720,260	888,836

	Six Months Ended February 29, 2008 (Unaudited)	Year Ended August 31, 2007[a]
Capital Stock Transactions ($) (continued):		
Dividends reinvested:		
Class A Shares	95,811,083	79,706,891
Class B Shares	3,475,694	2,520,043
Class C Shares	5,392,641	3,311,548
Class I Shares	20,101,809	13,699,730
Class T Shares	276,822	168,856
Cost of shares redeemed:		
Class A Shares	(154,980,197)	(385,311,933)
Class B Shares	(5,673,256)	(6,049,834)
Class C Shares	(19,170,781)	(19,705,732)
Class I Shares	(18,147,614)	(48,580,825)
Class T Shares	(200,775)	(1,433,725)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**(1,073,955)**	**(152,452,519)**
Total Increase (Decrease) in Net Assets	**(205,008,338)**	**(174,083,317)**
Net Assets ($):		
Beginning of Period	661,925,041	836,008,358
End of Period	**456,916,703**	**661,925,041**
Undistributed investment income–net	886,835	9,312,641

	Six Months Ended February 29, 2008 (Unaudited)	Year Ended August 31, 2007 [a]
Capital Share Transactions:		
Class A [b]		
Shares sold	2,492,503	7,932,025
Shares issued for dividends reinvested	6,169,419	4,104,428
Shares redeemed	(9,036,972)	(18,812,598)
Net Increase (Decrease) in Shares Outstanding	**(375,050)**	**(6,776,145)**
Class B [b]		
Shares sold	69,297	95,278
Shares issued for dividends reinvested	229,419	132,245
Shares redeemed	(342,062)	(300,616)
Net Increase (Decrease) in Shares Outstanding	**(43,346)**	**(73,093)**
Class C		
Shares sold	655,771	622,755
Shares issued for dividends reinvested	354,545	173,289
Shares redeemed	(1,141,053)	(976,117)
Net Increase (Decrease) in Shares Outstanding	**(130,737)**	**(180,073)**
Class I		
Shares sold	946,156	1,580,757
Shares issued for dividends reinvested	1,296,891	705,444
Shares redeemed	(1,019,145)	(2,470,377)
Net Increase (Decrease) in Shares Outstanding	**1,223,902**	**(184,176)**
Class T		
Shares sold	46,148	45,310
Shares issued for dividends reinvested	18,504	8,948
Shares redeemed	(11,812)	(73,252)
Net Increase (Decrease) in Shares Outstanding	**52,840**	**(18,994)**

[a] Effective June 1, 2007, Class R shares were redesignated as Class I shares.

[b] During the period ended February 29, 2008, 37,485 Class B shares representing $624,356 were automatically converted to 36,539 Class A shares and during the period ended August 31, 2007, 54,535 Class B shares representing $1,107,584 were automatically converted to 53,341 Class A shares.

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

| | Six Months Ended February 29, 2008 | | Year Ended August 31, | | | |
Class A Shares	(Unaudited)	2007	2006	2005	2004	2003a
Per Share Data ($):						
Net asset value, beginning of period	20.21	20.91	20.27	17.10	14.10	13.29
Investment Operations:						
Investment income−netb	.03	.23	.25	.20	.18	.15
Net realized and unrealized gain (loss) on investments	(1.33)	2.25	3.62	3.15	2.97	.83
Total from Investment Operations	(1.30)	2.48	3.87	3.35	3.15	.98
Distributions:						
Dividends from investment income−net	(.32)	(.33)	(.24)	(.18)	(.15)	(.17)
Dividends from net realized gain on investments	(4.93)	(2.85)	(2.99)	–	–	–
Total Distributions	(5.25)	(3.18)	(3.23)	(.18)	(.15)	(.17)
Net asset value, end of period	13.66	20.21	20.91	20.27	17.10	14.10
Total Return (%)c	(9.55)d	12.47	21.06	19.65	22.46	7.56
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	1.58e	1.52	1.55	1.51	1.49	1.54
Ratio of net expenses to average net assets	1.57e	1.52f	1.55	1.51f	1.49	1.54
Ratio of net investment income to average net assets	.35e	1.11	1.23	1.02	1.11	1.22
Portfolio Turnover Rate	24.83d	61.70	48.74	43.05	49.82	42.86
Net Assets, end of period ($ x 1,000)	331,860	498,696	657,525	715,768	518,880	343,621

a *The fund commenced offering five classes of shares on November 15, 2002. The existing shares were redesignated Class A shares.*
b *Based on average shares outstanding at each month end.*
c *Exclusive of sales charge.*
d *Not annualized.*
e *Annualized.*
f *The difference for the period represents less than .01%.*
See notes to financial statements.

Class B Shares	Six Months Ended February 29, 2008 (Unaudited)	Year Ended August 31,				
		2007	2006	2005	2004	2003[a]
Per Share Data ($):						
Net asset value, beginning of period	19.72	20.46	19.92	16.86	14.00	12.24
Investment Operations:						
Investment income (loss)−net[b]	(.04)	.07	.09	.06	.09	.09
Net realized and unrealized gain (loss) on investments	(1.29)	2.21	3.56	3.09	2.91	1.84
Total from Investment Operations	(1.33)	2.28	3.65	3.15	3.00	1.93
Distributions:						
Dividends from investment income−net	(.16)	(.17)	(.12)	(.09)	(.14)	(.17)
Dividends from net realized gain on investments	(4.93)	(2.85)	(2.99)	–	–	–
Total Distributions	(5.09)	(3.02)	(3.11)	(.09)	(.14)	(.17)
Net asset value, end of period	13.30	19.72	20.46	19.92	16.86	14.00
Total Return (%)[c]	(9.92)[d]	11.65	20.15	18.70	21.43	16.04[d]
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	2.36[e]	2.27	2.32	2.32	2.33	2.00[d]
Ratio of net expenses to average net assets	2.35[e]	2.27[f]	2.32	2.32[f]	2.33	2.00[d]
Ratio of net investment income (loss) to average net assets	(.44)[e]	.35	.46	.30	.55	.70[d]
Portfolio Turnover Rate	24.83[d]	61.70	48.74	43.05	49.82	42.86
Net Assets, end of period ($ x 1,000)	13,314	20,597	22,865	21,101	12,538	827

[a] *From November 15, 2002 (commencement of initial offering) to August 31, 2003.*
[b] *Based on average shares outstanding at each month end.*
[c] *Exclusive of sales charge.*
[d] *Not annualized.*
[e] *Annualized.*
[f] *The difference for the period represents less than .01%.*
See notes to financial statements.

Class C Shares	Six Months Ended February 29, 2008 (Unaudited)	Year Ended August 31,				
		2007	2006	2005	2004	2003 [a]
Per Share Data ($):						
Net asset value, beginning of period	19.79	20.52	19.97	16.90	14.04	12.24
Investment Operations:						
Investment income (loss)−net [b]	(.03)	.08	.10	.07	.12	.12
Net realized and unrealized gain (loss) on investments	(1.31)	2.21	3.56	3.10	2.89	1.85
Total from Investment Operations	(1.34)	2.29	3.66	3.17	3.01	1.97
Distributions:						
Dividends from investment income−net	(.17)	(.17)	(.12)	(.10)	(.15)	(.17)
Dividends from net realized gain on investments	(4.93)	(2.85)	(2.99)	–	–	–
Total Distributions	(5.10)	(3.02)	(3.11)	(.10)	(.15)	(.17)
Net asset value, end of period	13.35	19.79	20.52	19.97	16.90	14.04
Total Return (%) [c]	(9.91) [d]	11.71	20.14	18.79	21.51	16.29 [d]
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	2.29 [e]	2.22	2.26	2.26	2.26	1.80 [d]
Ratio of net expenses to average net assets	2.29 [e,f]	2.22 [f]	2.26	2.26 [f]	2.26	1.80 [d]
Ratio of net investment income (loss) to average net assets	(.36) [e]	.40	.51	.35	.73	.89 [d]
Portfolio Turnover Rate	24.83 [d]	61.70	48.74	43.05	49.82	42.86
Net Assets, end of period ($ x 1,000)	42,590	65,715	71,830	73,348	40,291	1,647

[a] *From November 15, 2002 (commencement of initial offering) to August 31, 2003.*
[b] *Based on average shares outstanding at each month end.*
[c] *Exclusive of sales charge.*
[d] *Not annualized.*
[e] *Annualized.*
[f] *The difference for the period represents less than .01%.*
See notes to financial statements.

Class I Shares	Six Months Ended February 29, 2008 (Unaudited)	2007[a]	2006	2005	2004	2003[b]
			Year Ended August 31,			
Per Share Data ($):						
Net asset value, beginning of period	20.27	20.96	20.33	17.13	14.12	12.24
Investment Operations:						
Investment income−net[c]	.07	.28	.32	.30	.31	.22
Net realized and unrealized gain (loss) on investments	(1.33)	2.28	3.63	3.13	2.90	1.83
Total from Investment Operations	(1.26)	2.56	3.95	3.43	3.21	2.05
Distributions:						
Dividends from investment income−net	(.44)	(.40)	(.33)	(.23)	(.20)	(.17)
Dividends from net realized gain on investments	(4.93)	(2.85)	(2.99)	–	–	–
Total Distributions	(5.37)	(3.25)	(3.32)	(.23)	(.20)	(.17)
Net asset value, end of period	13.64	20.27	20.96	20.33	17.13	14.12
Total Return (%)	(9.42)[d]	12.91	21.45	20.11	22.86	16.95[d]
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	1.19[e]	1.15	1.21	1.13	1.16	.96[d]
Ratio of net expenses to average net assets	1.19[e,f]	1.15[f]	1.21	1.13[f]	1.16	.96[d]
Ratio of net investment income to average net assets	.74[e]	1.36	1.58	1.56	1.82	1.73[d]
Portfolio Turnover Rate	24.83[d]	61.70	48.74	43.05	49.82	42.86
Net Assets, end of period ($ x 1,000)	67,126	74,932	81,335	72,470	40,927	3,778

[a] Effective June 1, 2007, Class R shares were redesignated as Class I shares.
[b] From November 15, 2002 (commencement of initial offering) to August 31, 2003.
[c] Based on average shares outstanding at each month end.
[d] Not annualized.
[e] Annualized.
[f] The difference for the period represents less than .01%.
See notes to financial statements.

Class T Shares	Six Months Ended February 29, 2008 (Unaudited)	Year Ended August 31,				
		2007	2006	2005	2004	2003 [a]
Per Share Data ($):						
Net asset value, beginning of period	19.58	20.38	19.87	16.81	13.95	12.24
Investment Operations:						
Investment income (loss)−net [b]	(.00) [c]	.13	.16	.13	.18	(.04)
Net realized and unrealized gain (loss) on investments	(1.29)	2.18	3.54	3.09	2.87	1.92
Total from Investment Operations	(1.29)	2.31	3.70	3.22	3.05	1.88
Distributions:						
Dividends from investment income−net	(.22)	(.26)	(.20)	(.16)	(.19)	(.17)
Dividends from net realized gain on investments	(4.93)	(2.85)	(2.99)	–	–	–
Total Distributions	(5.15)	(3.11)	(3.19)	(.16)	(.19)	(.17)
Net asset value, end of period	13.14	19.58	20.38	19.87	16.81	13.95
Total Return (%) [d]	(9.78) [e]	11.90	20.54	19.18	21.95	15.54 [e]
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	1.96 [f]	2.01	1.96	1.92	1.81	1.92 [e]
Ratio of net expenses to average net assets	1.96 [f,g]	2.01 [g]	1.96	1.92 [g]	1.81	1.92 [e]
Ratio of net investment income (loss) to average net assets	(.02) [f]	.65	.83	.65	1.05	(.45) [e]
Portfolio Turnover Rate	24.83 [e]	61.70	48.74	43.05	49.82	42.86
Net Assets, end of period ($ x 1,000)	2,027	1,986	2,454	2,224	1,006	27

[a] *From November 15, 2002 (commencement of initial offering) to August 31, 2003.*
[b] *Based on average shares outstanding at each month end.*
[c] *Amount represents less than $.01 per share.*
[d] *Exclusive of sales charge.*
[e] *Not annualized.*
[f] *Annualized.*
[g] *The difference for the period represents less than .01%.*
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Premier International Value Fund (the "fund") is a separate diversified series of Advantage Funds, Inc. (the "Company"), which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company that offers thirteen series, including the fund. The fund's investment objective is long-term capital growth. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser.

On July 1, 2007, Mellon Financial Corporation and The Bank of New York Company, Inc. merged, forming The Bank of New York Mellon Corporation ("BNY Mellon"). As part of this transaction, Dreyfus became a wholly-owned subsidiary of BNY Mellon.

The fund's board of Directors approved the redesignation of the fund's Class R shares as Class I shares, effective June 1, 2007. The eligibility requirements for Class I shares remained the same for Class R shares.

MBSC Securities Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares. The fund is authorized to issue 500 million shares of $.001 par value Common Stock. The fund currently offers five classes of shares: Class A (100 million shares authorized), Class B (100 million shares authorized), Class C (100 million shares authorized), Class I (100 million shares authorized) and Class T (100 million shares authorized). Class A and Class T shares are subject to a sales charge imposed at the time of purchase. Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase and automatically convert to Class A shares after six years. The fund does not offer Class B shares, except in connection with dividend reinvestment and permitted exchanges of Class B shares. Class C shares are subject to a CDSC on Class C shares redeemed within one year of purchase and Class I shares are sold at net asset value per share only to institutional investors. Other differences between the classes include the services offered to and the expenses borne by each class, the allocation of certain transfer agency costs and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The Company accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sale price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. Registered open-end investment companies that are not traded on an exchange are valued at their net asset value. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the fund calculates its net asset value, the fund may value these investments at fair value as determined in accordance with the procedures approved by the Board of Directors. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADRs and futures contracts. For other securities that are fair valued by the Board of Directors, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold, and public trading in similar securities of the issuer or comparable issuers. Financial futures are valued at the last sales price. Investments denominated in foreign currencies are translated to U.S. dollars at the prevailing rates of exchange. Forward currency exchange contracts are valued at the forward rate.

The Financial Accounting Standards Board ("FASB") released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

(b) Foreign currency transactions: The fund does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss on investments.

Net realized foreign exchange gains or losses arise from sales and maturities of short-term securities, sales of foreign currencies, currency gains or losses realized on securities transactions and the difference between the amounts of dividends, interest and foreign withholding taxes recorded on the fund's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized foreign exchange gains or losses arise from changes in the value of assets and liabilities other than investments in securities, resulting from changes in exchange rates. Such gains and losses are included with net realized and unrealized gain or loss on investments.

(c) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gains and losses from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

The fund has arrangements with the custodian and cash management banks whereby the fund may receive earnings credits when positive cash balances are maintained, which are used to offset custody and cash management fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

(d) Affiliated issuers: Investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

(e) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net and dividends from net realized capital gains, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gains can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gains. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(f) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

During the current year, the fund adopted the FASB released FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more likely-than-not threshold would be recorded as a tax benefit or expense in the current year. The adoption of FIN 48 had no impact on the operations of the fund for the period ended February 29, 2008.

Each of the tax years in the three-year period ended August 31, 2007, remains subject to examination by the Internal Revenue Service and state taxing authorities.

The fund has an unused capital loss carryover of $6,318,057 available for federal income tax purposes to be applied against future net securities profits, if any, realized subsequent to August 31, 2007. This amount can be utilized in subsequent years subject to an annual limitation due to the fund's merger with Bear Stearns International Equity Portfolio. If not applied, the capital loss carryover expires in fiscal 2010. The accumulated capital loss carryover reflected above represented capital loss carryover from Bear Stearns International Equity Portfolio after limitations pursuant to Section 383 of the Code.

The tax character of distributions paid to shareholders during the fiscal year ended August 31, 2007 was as follows: ordinary income $34,052,060 and long-term capital gains $87,034,343. The tax character of current year distributions will be determined at the end of the current fiscal year.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowing.

The average daily amount of borrowings outstanding under the Facility during the period ended February 29, 2008 was approximately $1,518,700 with a related weighted average annualized interest rate of 4.38%.

NOTE 3—Management Fee and Other Transactions with Affiliates:

(a) Pursuant to a management agreement with the Manager, the management fee is computed at the annual rate of 1% of the value of the fund's average daily net assets and is payable monthly.

During the period ended February 29, 2008, the Distributor retained $2,863 and $40 from commissions earned on sales of the fund's Class A and Class T shares, respectively, and $23,425 and $2,768 from CDSC on redemptions of the fund's Class B and Class C shares, respectively.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Class B, Class C and Class T shares pay the Distributor for distributing their shares at an annual rate of .75% of the value of the average daily net assets of Class B and Class C shares and .25% of the value of the average daily net assets of Class T shares.

During the period ended February 29, 2008, Class B, Class C and Class T shares were charged $64,686, $211,159 and $2,525, respectively, pursuant to the Plan.

(c) Under the Shareholder Services Plan, Class A, Class B, Class C and Class T shares pay the Distributor at an annual rate of .25% of the value of their average daily net assets for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended February 29, 2008, Class A, Class B, Class C and Class T shares were charged $542,684, $21,562, $70,386 and $2,525, respectively, pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended February 29, 2008, the fund was charged $84,011 pursuant to the transfer agency agreement.

The fund compensates The Bank of New York, a subsidiary of BNY Mellon and a Dreyfus affiliate, under a cash management agreement for performing cash management services related to fund subscriptions and redemptions. During the period ended February 29, 2008, the fund was charged $8,458 pursuant to the cash management agreement.

The fund compensates The Bank of New York under a custody agreement for providing custodial services for the fund. During the period ended February 29, 2008, the fund was charged $329,853 pursuant to the custody agreement.

During the period ended February 29, 2008, the fund was charged $2,411 for services performed by the Chief Compliance Officer.

The components of "Due to The Dreyfus Corporation and affiliates" in the Statement of Assets and Liabilities consist of: management fees $370,319, Rule 12b-1 distribution plan fees $34,362, shareholder services plan fees $79,251, custodian fees $173,931, chief compliance officer fees $4,419 and transfer agency per account fees $29,560.

(d) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities (excluding short-term securities and forward currency exchange contracts) during the period ended February 29, 2008, amounted to $143,605,145 and $284,918,553, respectively.

The fund enters into forward currency exchange contracts in order to hedge its exposure to changes in foreign currency exchange rates on its foreign portfolio holdings and to settle foreign currency transactions. When executing forward currency exchange contracts, the fund is obligated to buy or sell a foreign currency at a specified rate on a certain date in the future. With respect to sales of forward currency exchange contracts, the fund would incur a loss if the value of the contract increases between the date the forward contract is opened and the date the forward contract is closed. The fund realizes a gain if the value of the contract decreases between those dates. With respect to purchases of forward currency exchange contracts, the fund would incur a loss if the value of the contract decreases between the date the forward contract is opened and the date the forward contract is closed. The fund realizes a gain if the value of the contract increases between those dates. The fund is also exposed to credit risk associated with counter party nonperformance on these forward currency exchange contracts which is typically limited to the unrealized gain on each open contract. The following summarizes open forward currency exchange contracts at February 29, 2008:

Forward Currency Exchange Contracts	Foreign Currency Amounts	Proceeds ($)	Value ($)	Unrealized (Depreciation) ($)
Sales:				
British Pound, expiring 3/3/2008	442,245	878,431	879,316	(885)
British Pound, expiring 3/4/2008	540,558	1,073,440	1,074,791	(1,351)
Euro, expiring 3/3/2008	830,471	1,255,921	1,261,817	(5,896)
Euro, expiring 3/4/2008	219,304	332,531	333,211	(680)
Japanese Yen, expiring 3/3/2008	23,302,267	219,978	224,362	(4,384)
Japanese Yen, expiring 3/4/2008	81,403,023	782,570	783,776	(1,206)
Swiss Franc, expiring 3/3/2008	2,890	2,731	2,774	(43)
Total				**(14,445)**

At February 29, 2008, accumulated net unrealized depreciation on investments was $42,620,508, consisting of $22,765,620 gross unrealized appreciation and $65,386,128 gross unrealized depreciation.

At February 29, 2008, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 5—Subsequent Event:

A redemption fee of 2% will be assessed on redemptions (including exchanges) of fund shares purchased on or after December 1, 2007, and held for less than sixty days.

NOTES

For More Information

**Dreyfus Premier
International Value Fund**
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York
One Wall Street
New York, NY 10286

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

MBSC Securities Corporation
200 Park Avenue
New York, NY 10166

Ticker Symbols:	Class A: DVLAX	Class B: DIBVX	Class C: DICVX
	Class I: DIRVX	Class T: DITVX	

Telephone Call your financial representative or 1-800-554-4611

Mail The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission (''SEC'') for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2007, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



0254SA0208

Dreyfus
Midcap Value Fund

SEMIANNUAL REPORT February 29, 2008





BNY MELLON
ASSET MANAGEMENT

Dreyfus

Save time. Save paper. View your next shareholder report online as soon as it's available. Log into www.dreyfus.com and sign up for Dreyfus eCommunications. It's simple and only takes a few minutes.

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents

THE FUND

FOR MORE INFORMATION



A LETTER FROM THE CEO

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus Midcap Value Fund, covering the six-month period from September 1, 2007, through February 29, 2008.

The past six months proved to be one of the more challenging periods for equity investors in recent memory. The U.S. economy sputtered under the weight of plunging housing values, and credit concerns that originated in the bond market's sub-prime mortgage sector spread to other areas of the financial markets. These developments dampened investor sentiment and produced heightened volatility in most segments of the stock market. Financial stocks were hit particularly hard due to sub-prime related write-downs, as were other market sectors that historically have been considered sensitive to economic downturns.

Recently, the Fed and the U.S. government have adopted accommodative monetary and fiscal policies in an effort to stimulate the U.S. economy, boost market liquidity and forestall a potential recession. While it's too early to know if their actions will be effective, we believe that the best defense against any economic volatility is to maintain a long-term perspective. To benefit from this focus, talk to your financial adviser today about your specific portfolio to ensure that your investments are best suited to capture the potential opportunities and manage the risks that may continue to surface during this current economic cycle.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's Portfolio Manager.

I wish you all continued success and I thank you all for your continued confidence and support.

Sincerely,

Thomas F. Eggers
Chief Executive Officer
The Dreyfus Corporation
March 17, 2008



DISCUSSION OF FUND PERFORMANCE

For the period of September 1, 2007, through February 29, 2008, as provided by David Daglio, Portfolio Manager

Fund and Market Performance Overview

For the six-month period ended February 29, 2008, Dreyfus Midcap Value Fund produced a –3.71% total return.[1] This compares with the –11.07% return provided by the fund's benchmark, the Russell Midcap Value Index (the "Index"), for the same period.[2]

Midcap stocks produced disappointing absolute results during an especially turbulent stock market environment over the reporting period. However, we are pleased that the fund produced better results than its benchmark in nine of ten market sectors. The fund's lone laggard was the materials sector, where many of the stocks were too richly valued to meet our investment criteria.

The Fund's Investment Approach

The fund's goal is to surpass the performance of the Index by investing in midcap companies, which we consider as having market capitalizations between $1 billion and $25 billion at the time of purchase. We identify potential investments through extensive quantitative and fundamental research. When selecting stocks, the fund will focus on individual stock selection, emphasizing three key factors: value, sound business fundamentals and business momentum. We typically sell a stock when we no longer consider it attractively valued, when it appears less likely to benefit from the current market and economic environment, when it shows deteriorating fundamentals or declining momentum or when its performance falls short of our expectations.

Midcap Stocks Fall

After producing some of the stock market's better returns over the past several years, U.S. midcap stocks tumbled during the reporting period due to heightened recession fears, rising energy prices, fluctuations in interest rates and increased volatility in response to turmoil in the sub-prime mortgage sector and the subsequent credit crisis. During these turbulent times, we have been especially pleased with the risk-management measures that were put in place over the last three years by the fund's management team, particularly with respect to the work that we have done in downside price risk analysis of the portfolio's current or potential holdings.

Stock Selections Drove Fund Performance

Some of the fund's more attractive relative results stemmed from the energy, financials and health care areas. In each of these three market sectors, the key driver of the fund's performance was its stock selection strategy. Within the energy sector, winners included several independent acquirers and developers of U.S. oil and natural gas resources, which benefited from an improving energy outlook in early 2008 and by expansions in their proven reserves. Among financials stocks, the fund benefited from limited exposure to companies associated with various kinds of leveraged lending, most notably banks, the mortgage finance market and real estate investment trusts (REITs). Instead, the fund was able to capture better performance from its positions in a leading trading firm for brokerage houses and an asset management firm with worldwide operations.

Within the health care sector, the fund's relative performance was aided by a significantly overweighted position as well as its holdings in a manufacturer of radiation therapy equipment that entered a new product cycle that was well received by the oncology marketplace. Other winners included a leading firm in medication delivery systems for drugs and intravenous fluids. This company was able to deliver strong year-end results as it began to realize the benefits of its 2006 acquisition of a pharmaceutical firm.

On the other hand, the fund's only area of lagging relative performance was the materials sector, where the fund was undermined by its limited exposure to metals-and-mining stocks. In addition, several packaging stocks were a drag on performance due to a dismal industrial environment and increased competition from foreign companies in light of the weak U.S. dollar.

Maintaining Our Value-Oriented Discipline

As of the end of the reporting period, we remain concerned regarding the direction of the U.S. economy and its implications for the equity markets. In the near term, we expect a lag before the Federal Reserve Board's reductions of short-term interest rates will make an impact on the real economy. However, we expect the effects of the troubled U.S. housing market and credit crisis to unwind over a much longer time frame. Regardless of any economic or market changes going forward, we intend to remain true to our value discipline, and we have continued to seek investment opportunities in stocks of companies with solid fundamentals that are selling at attractive prices.

Economic Woes May Create Investment Opportunities

In our experience, markets such as the one we are currently witnessing may create a host of investment opportunities. We take pride in our team of independent thinkers searching for undervalued companies that we believe have the potential to produce positive earnings over a full market cycle, even if they are struggling in the near term. When combined with our bottom-up investment approach, we have the flexibility to respond decisively when opportunities present themselves.

March 17, 2008

[1] *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost.*
   Part of the fund's recent performance is attributable to positive returns from its initial public offering (IPO) investments. There can be no guarantee that IPOs will have or continue to have a positive effect on the fund's performance.
[2] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Russell Midcap Value Index is a widely accepted, unmanaged index of medium-cap stock market performance and measures the performance of those Russell Midcap companies with lower price-to-book ratios and lower forecasted growth values.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Midcap Value Fund from September 1, 2007 to February 29, 2008. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended February 29, 2008

Expenses paid per $1,000†	$ 5.86
Ending value (after expenses)	$962.90

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended February 29, 2008

Expenses paid per $1,000†	$ 6.02
Ending value (after expenses)	$1,018.90

† *Expenses are equal to the fund's annualized expense ratio of 1.20%, multiplied by the average account value over the period, multiplied by 182/366 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

February 29, 2008 (Unaudited)

Common Stocks—97.6%	Shares		Value ($)
Consumer Discretionary—16.1%			
Advance Auto Parts	401,320	a	13,460,273
AutoZone	23,230	a,b	2,673,308
Bed Bath & Beyond	94,510	a,b	2,678,413
Central European Media Enterprises, Cl. A	66,552	a,b	6,117,460
Champion Enterprises	372,040	a,b	3,303,715
Crocs	553,510	a,b	13,461,363
D.R. Horton	312,510	a	4,384,515
Dollar Tree	560,446	b	15,036,766
Hanesbrands	404,810	a,b	11,779,971
Kohl's	339,370	a,b	15,081,603
Liz Claiborne	720,650	a	12,813,157
Lowe's Cos.	765,250	a	18,343,042
Polo Ralph Lauren	64,150	a	3,989,488
Pulte Homes	13,450	a	182,113
Ross Stores	82,900		2,308,765
Staples	295,870	a	6,583,108
Whirlpool	68,250	a	5,758,252
			137,955,312
Consumer Staples—11.6%			
Alberto-Culver	302,560		8,108,608
Bare Escentuals	335,160	a,b	9,176,681
Cadbury Schweppes, ADR	149,910		6,723,463
Coca-Cola Enterprises	115,950		2,832,658
Dean Foods	235,180		5,061,074
Estee Lauder, Cl. A	95,350	a	4,060,003
Herbalife	442,617		18,514,669
Pilgrim's Pride	189,420	a	4,443,793
Reynolds American	2,910	a	185,425
Safeway	326,720		9,389,933
Smithfield Foods	737,933	a,b	20,330,054
SUPERVALU	313,890	a	8,239,612

Common Stocks (continued)	Shares	Value ($)
Consumer Staples (continued)		
Walgreen	71,910 a	2,625,434
Winn-Dixie Stores	2,010 a,b	32,864
		99,724,271
Energy−9.5%		
Chesapeake Energy	677,060 a	30,616,652
CNX Gas	18,290 a,b	669,780
PetroHawk Energy	755,220 b	13,654,378
Range Resources	337,500 a	20,648,250
Southwestern Energy	104,280 a,b	6,802,184
Weatherford International	129,230 b	8,906,532
		81,297,776
Financial−9.8%		
ACE	305,720	17,193,693
Annaly Capital Management	13,100	271,039
Assured Guaranty	442,317 a	11,345,431
Brandywine Realty Trust	13,920 a	233,021
Hanover Insurance Group	82,530	3,605,736
HRPT Properties Trust	97,720 a	672,314
Invesco	245,360 a	6,283,670
Knight Capital Group, Cl. A	95,110 a,b	1,524,613
Mack-Cali Realty	18,540	639,445
Moody's	330,010 a	12,533,780
Northern Trust	7,670	518,722
PartnerRe	84,340 a	6,484,903
People's United Financial	522,634 a	8,811,609
Protective Life	361,220	13,939,480
		84,057,456
Health Care−12.8%		
Barr Pharmaceuticals	267,150 b	12,596,122
Cardinal Health	102,650	6,070,721
Elan, ADR	377,860 a,b	8,603,872
Endo Pharmaceuticals Holdings	716,910 b	18,826,057

Common Stocks (continued)	Shares	Value ($)
Health Care (continued)		
Hospira	541,140 b	23,030,918
Quest Diagnostics	177,843 a	8,477,776
St. Jude Medical	474,270 a,b	20,384,125
Zimmer Holdings	158,370 b	11,923,677
		109,913,268
Industrial—8.2%		
Centex	154,241 a	3,422,608
Covanta Holding	541,020 a,b	15,516,454
Dover	197,140	8,183,281
FedEx	2,530 a	222,969
General Cable	136,330 a,b	8,414,288
JB Hunt Transport Services	6,950 a	190,221
Knight Transportation	266,290 a	3,938,429
NVR	10,970 a,b	5,931,260
Robert Half International	672,637 a	18,127,567
Suntech Power Holdings, ADR	107,580 b	3,998,749
US Airways Group	215,024 b	2,666,298
		70,612,124
Information Technology—9.0%		
Akamai Technologies	158,810 a,b	5,583,760
Amdocs	42,900 a,b	1,329,900
Applied Materials	419,240 a	8,036,831
eBay	6,600 b	173,976
Electronic Arts	132,410 a,b	6,261,669
JDS Uniphase	429,124 a,b	5,642,981
KLA-Tencor	122,800 a	5,158,828
Maxim Integrated Products	769,180	14,052,919
Micron Technology	1,176,750 b	8,849,160
Perot Systems, Cl. A	264,670 a,b	3,649,799
Western Union	889,670	18,505,136
		77,244,959

Common Stocks (continued)	Shares		Value ($)
Materials−6.2%			
Allegheny Technologies	86,930	a	6,724,035
Bemis	253,220		6,284,920
Cytec Industries	213,040		12,202,931
Packaging Corp. of America	611,070		13,926,285
Pactiv	5,610	b	142,045
Smurfit-Stone Container	1,762,427	a,b	14,011,295
			53,291,511
Telecommunication Services−2.6%			
Leap Wireless International	525,730	a,b	**22,480,215**
Utilities−11.8%			
Allegheny Energy	370,840	a	18,790,463
CMS Energy	1,420,940	a	20,447,327
Constellation Energy Group	318,650		28,152,728
Dominion Resources	102,880	a	4,109,027
DPL	732,790	a	18,693,473
Entergy	104,860		10,773,316
			100,966,334
Total Common Stocks			
(cost $840,007,778)			**837,543,226**

Other Investment−2.8%			
Registered Investment Company;			
Dreyfus Institutional Preferred Plus Money Market Fund (cost $24,177,000)	24,177,000	c	**24,177,000**

Investment of Cash Collateral for Securities Loaned−27.8%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Fund (cost $238,377,413)	238,377,413 c	238,377,413
Total Investments (cost $1,102,562,191)	**128.2%**	**1,100,097,639**
Liabilities, Less Cash and Receivables	**(28.2%)**	**(241,933,269)**
Net Assets	**100.0%**	**858,164,370**

ADR—American Depository Receipts

a All or a portion of these securities are on loan. At February 29, 2008, the total market value of the fund's securities on loan is $221,947,304 and the total market value of the collateral held by the fund is $241,291,301 consisting of cash collateral of $238,377,413 and U.S. Government and agency securities valued at $2,913,888.

b Non-income producing security.

c Investment in affiliated money market mutual fund.

Portfolio Summary (Unaudited)†

	Value (%)		Value (%)
Money Market Investments	30.6	Energy	9.5
Consumer Discretionary	16.1	Information Technology	9.0
Health Care	12.8	Industrial	8.2
Utilities	11.8	Materials	6.2
Consumer Staples	11.6	Telecommunication Services	2.6
Financial	9.8		**128.2**

† Based on net assets.

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

February 29, 2008 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities–		
See Statement of Investments (including securities		
on loan, valued at $221,947,304)–Note 1(b):		
Unaffiliated issuers	840,007,778	837,543,226
Affiliated issuers	262,554,413	262,554,413
Receivable for investment securities sold		18,658,686
Dividends and interest receivable		1,124,260
Receivable for shares of Common Stock subscribed		268,893
Prepaid expenses		95,560
		1,120,245,038
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(b)		765,733
Cash overdraft due to Custodian		5,661,408
Liability for securities on loan–Note 1(b)		238,377,413
Payable for investment securities purchased		16,549,205
Payable for shares of Common Stock redeemed		340,522
Interest payable–Note 2		4,064
Accrued expenses		382,323
		262,080,668
Net Assets ($)		**858,164,370**
Composition of Net Assets ($):		
Paid-in capital		904,022,399
Accumulated undistributed investment income–net		198,332
Accumulated net realized gain (loss) on investments		(43,591,809)
Accumulated net unrealized appreciation		
(depreciation) on investments		(2,464,552)
Net Assets ($)		**858,164,370**
Shares Outstanding		
(100 million shares of $.001 par value Common Stock authorized)		32,078,676
Net Asset Value, offering and redemption price per share–Note 3(d) ($)		**26.75**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended February 29, 2008 (Unaudited)

Investment Income ($):	
Income:	
Cash dividends (net of $43,144 foreign taxes withheld at source):	
Unaffiliated issuers	5,535,396
Affiliated issuers	150,502
Income from securities lending	248,638
Interest	2,577
Total Income	**5,937,113**
Expenses:	
Management fee—Note 3(a)	3,582,397
Shareholder servicing costs—Note 3(b)	1,930,240
Custodian fees—Note 3(b)	68,346
Prospectus and shareholders' reports	61,677
Professional fees	31,900
Directors' fees and expenses—Note 3(c)	30,532
Interest expense—Note 2	24,030
Registration fees	9,751
Loan commitment fees—Note 2	5
Miscellaneous	9,068
Total Expenses	**5,747,946**
Less—reduction in fees due to	
earnings credits—Note 1(b)	(9,357)
Net Expenses	**5,738,589**
Investment Income–Net	**198,524**
Realized and Unrealized Gain (Loss) on Investments—Note 4 ($):	
Net realized gain (loss) on investments	(20,767,197)
Net unrealized appreciation (depreciation) on investments	(13,568,204)
Net Realized and Unrealized Gain (Loss) on Investments	**(34,335,401)**
Net (Decrease) in Net Assets Resulting from Operations	**(34,136,877)**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended February 29, 2008 (Unaudited)	Year Ended August 31, 2007
Operations ($):		
Investment income−net	198,524	4,143,956
Net realized gain (loss) on investments	(20,767,197)	188,965,356
Net unrealized appreciation (depreciation) on investments	(13,568,204)	(30,359,796)
Net Increase (Decrease) in Net Assets Resulting from Operations	**(34,136,877)**	**162,749,516**
Dividends to Shareholders from ($):		
Investment income−net	(1,496,577)	(2,122,438)
Net realized gain on investments	(163,126,927)	(103,675,781)
Total Dividends	**(164,623,504)**	**(105,798,219)**
Capital Stock Transactions ($):		
Net proceeds from shares sold	33,409,250	346,814,025
Dividends reinvested	162,499,979	104,446,028
Cost of shares redeemed	(186,690,751)	(591,017,266)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**9,218,478**	**(139,757,213)**
Total Increase (Decrease) in Net Assets	**(189,541,903)**	**(82,805,916)**
Net Assets ($):		
Beginning of Period	1,047,706,273	1,130,512,189
End of Period	**858,164,370**	**1,047,706,273**
Undistributed investment income−net	198,332	1,496,385
Capital Share Transactions (Shares):		
Shares sold	1,114,253	10,002,683
Shares issued for dividends reinvested	5,663,649	3,230,596
Shares redeemed	(6,144,732)	(17,543,971)
Net Increase (Decrease) in Shares Outstanding	**633,170**	**(4,310,692)**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following table describes the performance for the fiscal periods indicated. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Six Months Ended February 29, 2008 (Unaudited)	Year Ended August 31,				
		2007	2006	2005	2004	2003
Per Share Data ($):						
Net asset value, beginning of period	33.32	31.62	33.98	27.25	23.85	17.58
Investment Operations:						
Investment income (loss)–net [a]	.01	.12	(.05)	(.13)	(.10)	(.08)
Net realized and unrealized gain (loss) on investments	(.86)	4.52	1.07	6.86	3.50	6.35
Total from Investment Operations	(.85)	4.64	1.02	6.73	3.40	6.27
Distributions:						
Dividends from investment income–net	(.05)	(.06)	–	–	–	–
Dividends from net realized gain on investments	(5.67)	(2.88)	(3.38)	–	–	–
Total Distributions	(5.72)	(2.94)	(3.38)	–	–	–
Net asset value, end of period	26.75	33.32	31.62	33.98	27.25	23.85
Total Return (%)	(3.71)[b]	14.96	2.97	24.70	14.26	35.67
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	1.20[c]	1.18	1.18	1.16	1.18	1.35
Ratio of net expenses to average net assets	1.20[c,d]	1.18	1.18	1.16	1.18	1.35
Ratio of net investment income (loss) to average net assets	.04[c]	.35	(.15)	(.42)	(.37)	(.43)
Portfolio Turnover Rate	73.83[b]	165.55	152.68	128.55	145.33	158.01
Net Assets, end of period ($ x 1,000)	858,164	1,047,706	1,130,512	1,413,910	1,179,880	1,005,534

[a] Based on average shares outstanding at each month end.
[b] Not annualized.
[c] Annualized.
[d] The difference for the period represents less than .01%.
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Midcap Value Fund (the "fund") is a separate diversified series of Advantage Funds, Inc. (the "Company") which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company that offers thirteen series, including the fund. The fund's investment objective is to surpass the performance of the Russell Midcap Value Index. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. On July 1, 2007, Mellon Financial Corporation and The Bank of New York Company, Inc. merged, forming The Bank of New York Mellon Corporation ("BNY Mellon"). As part of this transaction, Dreyfus became a wholly-owned subsidiary of BNY Mellon. MBSC Securities Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares, which are sold to existing shareholders without a sales charge. The fund is closed to new investors. Effective April 1, 2008, the fund reopened to new investors.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sale price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. Registered open-end investment companies that are not traded on an exchange are valued at their net asset value. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the fund calculates its net asset value, the fund may value these investments at fair value as determined in accordance with the procedures approved by the Board of Directors. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADRs and futures contracts. For other securities that are fair valued by the Board of Directors, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold, and public trading in similar securities of the issuer or comparable issuers. Financial futures are valued at the last sales price.

The Financial Accounting Standards Board ("FASB") released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gains and losses from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

The fund has arrangements with the custodian and cash management banks whereby the fund may receive earnings credits when positive cash balances are maintained, which are used to offset custody and cash management fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

Pursuant to a securities lending agreement with Mellon Bank, N.A. ("Mellon Bank"), a subsidiary of BNY Mellon and a Dreyfus affiliate, the fund may lend securities to qualified institutions. It is the fund's policy, that at origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan is maintained at all times. Collateral is either in the form of cash, which can be invested in certain money market mutual funds managed by the Manager, U.S Government and Agency securities or Letters of Credit. The fund is entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the fund bears the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner. During the period ended February 29, 2008, Mellon Bank earned $106,559 from lending fund portfolio securities, pursuant to the securities lending agreement.

(c) Affiliated issuers: Investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

(d) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net and dividends from net realized capital gains are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gains can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gains. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(e) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

During the current year, the fund adopted FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. The adoption of FIN 48 had no impact on the operations of the fund for the period ended February 29, 2008.

Each of the tax years in the three-year period ended August 31, 2007, remains subject to examination by the Internal Revenue Service and state taxing authorities.

The tax character of distributions paid to shareholders during the fiscal year ended August 31, 2007, was as follows: ordinary income $27,933,443 and long-term capital gains $77,864,776. The tax character of current year distributions will be determined at the end of the current fiscal year.

NOTE 2—Bank Lines of Credit:

The fund may borrow up to $10 million for leveraging purposes under a short-term unsecured line of credit and participates with other Dreyfus-managed funds in a $100 million unsecured line of credit primarily to be utilized for temporary or emergency purposes, including the financing of redemptions. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowing.

The average daily amount of borrowings outstanding under both arrangements during the period ended February 29, 2008 was approximately $1,121,000 with a related weighted average annualized interest rate of 4.31%.

NOTE 3—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement with the Manager, the management fee is computed at the annual rate of .75% of the value of the fund's average daily net assets and is payable monthly.

(b) Under the Shareholder Services Plan, the fund pays the Distributor at an annual rate of .25% of the value of the fund's average daily net assets for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended February 29, 2008, the fund was charged $1,194,132 pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended February 29, 2008, the fund was charged $86,808 pursuant to the transfer agency agreement.

The fund compensates The Bank of New York, a subsidiary of BNY Mellon and a Dreyfus affiliate, under a cash management agreement for performing cash management services related to fund subscriptions and redemptions. During the period ended February 29, 2008, the fund was charged $9,357 pursuant to the cash management agreement.

The fund compensates Mellon Bank, under a custody agreement for providing custodial services for the fund. During the period ended February 29, 2008, the fund was charged $68,346 pursuant to the custody agreement.

During the period ended February 29, 2008, the fund was charged $2,411 for services performed by the Chief Compliance Officer.

The components of "Due to The Dreyfus Corporation and affiliates" in the Statement of Assets and Liabilities consist of: management fees $517,234, shareholder services plan fees $172,411, custodian fees $42,547, chief compliance officer fees $4,419 and transfer agency per account fees $29,122.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

(d) Prior to December 1, 2007, a 1% redemption fee was charged and retained by the fund on certain shares redeemed within thirty days following the date of issuance, including redemptions made through the use of the fund's exchange privilege. Effective December 1, 2007, the fund discontinued the redemption fee on shares. The fund reserves the right to reimpose a redemption fee in the future.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended February 29, 2008, amounted to $708,846,405 and $871,620,463, respectively.

At February 29, 2008, accumulated net unrealized depreciation on investments was $2,464,552, consisting of $58,302,583 gross unrealized appreciation and $60,767,135 gross unrealized depreciation.

At February 29, 2008, the cost of investment for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 5—Subsequent Event:

On March 4, 2008, the Board of Directors approved a proposal authorizing the fund to offer four classes of shares, effective on or about May 30, 2008 ("effective date"). On the effective date, the fund's name will become Dreyfus Premier Midcap Value Fund. Existing shareholders will receive Class A shares and will be exempt from the front end sales charge associated with that class.

NOTES

For More Information

**Dreyfus
Midcap Value Fund**
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

MBSC Securities Corporation
200 Park Avenue
New York, NY 10166

Ticker Symbol: DMCVX

Telephone 1-800-645-6561

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

E-mail Send your request to info@dreyfus.com

Internet Information can be viewed online or downloaded at: http://www.dreyfus.com

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2007, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



0258SA0208

Dreyfus
Small Company
Value Fund

SEMIANNUAL REPORT February 29, 2008





Save time. Save paper. View your next shareholder report online as soon as it's available. Log into www.dreyfus.com and sign up for Dreyfus eCommunications. It's simple and only takes a few minutes.

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents



Dreyfus
Small Company Value Fund

The Fund

A LETTER FROM THE CEO

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus Small Company Value Fund, covering the six-month period from September 1, 2007, through February 29, 2008.

The past six months proved to be one of the more challenging periods for equity investors in recent memory. The U.S. economy sputtered under the weight of plunging housing values, and credit concerns that originated in the bond market's sub-prime mortgage sector spread to other areas of the financial markets. These developments dampened investor sentiment and produced heightened volatility in most segments of the stock market. Financial stocks were hit particularly hard due to sub-prime related write-downs, as were other market sectors that historically have been considered sensitive to economic downturns.

Recently, the Fed and the U.S. government have adopted accommodative monetary and fiscal policies in an effort to stimulate the U.S. economy, boost market liquidity and forestall a potential recession. While it's too early to know if their actions will be effective, we believe that the best defense against any economic volatility is to maintain a long-term perspective. To benefit from this focus, talk to your financial adviser today about your specific portfolio to ensure that your investments are best suited to capture the potential opportunities and manage the risks that may continue to surface during this current economic cycle.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's Portfolio Manager.

I wish you all continued success and I thank you all for your continued confidence and support.

Sincerely,

Thomas F. Eggers
Chief Executive Officer
The Dreyfus Corporation
March 17, 2008



DISCUSSION OF FUND PERFORMANCE

For the period of September 1, 2007, through February 29, 2008, as provided by David Daglio, Portfolio Manager

Fund and Market Performance Overview

For the six-month period ended February 29, 2008, Dreyfus Small Company Value Fund produced a total return of –8.13%.[1] In comparison, the fund's benchmark, the Russell 2000 Value Index, produced a total return of –14.23% for the same period.[2]

Small-cap stocks produced disappointing absolute returns during an especially turbulent stock market environment over the reporting period. The fund and the Russell 2000 Value Index posted negative absolute returns in all market sectors except the energy area. However, we are pleased that the fund produced higher returns than its benchmark in nine of ten market sectors. The fund's lone laggard was the materials sector, where many stocks were too richly valued to meet our investment criteria.

The Fund's Investment Approach

The fund seeks capital appreciation and normally invests at least 80% of its assets in the stocks of companies with market capitalizations within the range of companies in the Russell 2000 Value Index at the time of purchase. Because the fund may continue to hold a security whose market capitalization grows, a substantial portion of the fund's holdings can have market capitalizations outside the range of the Russell 2000 Value Index at any given time. The fund's stock investments may include common stocks, preferred stocks and convertible securities of both U.S. and foreign issuers, including those purchased in initial public offerings (IPOs). Potential investments are identified through extensive quantitative and fundamental research, emphasizing three key factors: value, business health and business momentum.

Stock Selections Drove Fund Performance

Some of the fund's better results stemmed from its holdings in the energy, industrials and financials areas. In each of these three sectors, the key driver of the fund's performance was its stock selection strategy. Within the energy sector, winners included two independent acquirers and developers of U.S. oil and gas resources, a refiner and a coal company whose gains were largely based on the improving price of the underlying commodity. Among the fund's industrials holdings, some of the better performers included a company that operates waste-to-energy plants around the world, a medical consulting group that was acquired at a substantial premium during the reporting period, a company that operates prison facilities and a financial intermediary firm that provides risk management services and benefited from the troubled foreclosure market. The fund also performed well by avoiding industrials companies that were highly correlated with residential or commercial construction in the United States.

Within the financials sector, the fund benefited from limited exposure to stocks associated with various kinds of leveraged lending. The fund was able to capture better performance from its holdings in a leading trading firm for brokerage houses and one of the country's top bond insurers.

On the other hand, in the materials sector, the fund's relative performance was undermined by its limited exposure to metals-and-mining stocks. Several packaging stocks also proved to be a drag on performance, due primarily to a dismal industrial environment and increased competition from foreign companies in light of the weak U.S. dollar.

Maintaining Our Value-Oriented Discipline

As of the end of the reporting period, we remain concerned regarding the direction of the U.S. economy and its implications for the equity markets. In the near term, we expect a lag before the effects of the Federal Reserve Board's reductions of short-term interest rates make an impact on the real economy. However, we expect the effects of the troubled U.S. housing market and credit crisis to unwind over a much longer time frame. Regardless of any economic or market changes, we intend to remain true to our value discipline, and we continue to seek investment opportunities in stocks of companies with solid fundamentals that are selling at attractive prices.

Economic Woes May Create Investment Opportunities

After producing some of the stock market's better returns over the past several years, U.S. small-cap stocks fell sharply during the reporting period due to heightened recession fears, rising energy prices, fluctuations in interest rates and increased volatility in response to turmoil in the sub-prime mortgage sector and the subsequent collapse in the credit markets. During these turbulent times, we have been especially pleased with the risk-management measures that were put in place over the last three years by the fund's management team, particularly with respect to the work that we have done in downside price risk analysis of the portfolio's current or potential holdings.

In our experience, markets such as the one we are currently witnessing may create a host of investment opportunities. We take pride in our team of independent thinkers searching for undervalued companies that we believe have the potential to produce positive earnings over a full market cycle, even if they are struggling in the near term. When combined with our bottom-up investment approach, we have the flexibility to respond decisively when opportunities present themselves.

March 17, 2008

[1] *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost.*
   Part of the fund's recent performance is attributable to positive returns from its initial public offering (IPO) investments. There can be no guarantee that IPOs will have or continue to have a positive effect on the fund's performance.

[2] *SOURCE: LIPPER INC. — Reflects the reinvestment of dividends and, where applicable, capital gain distributions. The Russell 2000 Value Index is an unmanaged index, which measures the performance of those Russell 2000 companies with lower price-to-book ratios and lower forecasted growth values.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Small Company Value Fund from September 1, 2007 to February 29, 2008. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended February 29, 2008

Expenses paid per $1,000†	$ 5.82
Ending value (after expenses)	$918.70

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended February 29, 2008

Expenses paid per $1,000†	$ 6.12
Ending value (after expenses)	$1,018.80

† Expenses are equal to the fund's annualized expense ratio of 1.22%; multiplied by the average account value over the period, multiplied by 182/366 (to reflect the one-half year period).

STATEMENT OF INVESTMENTS

February 29, 2008 (Unaudited)

Common Stocks—97.6%	Shares	Value ($)
Consumer Discretionary—10.8%		
Champion Enterprises	92,300 a,b	819,624
Crocs	53,910 a,b	1,311,091
Drew Industries	29,530 b	796,129
Hanesbrands	51,880 a,b	1,509,708
Live Nation	130,180 a,b	1,545,237
Liz Claiborne	30,250 a	537,845
MDC Holdings	11,170 a	467,800
NVR	835 a,b	451,468
Polaris Industries	31,240 a	1,192,743
True Religion Apparel	133,020 a,b	2,717,599
		11,349,244
Consumer Staples—10.1%		
Alberto-Culver	48,710	1,305,428
Great Atlantic & Pacific Tea	21,080 a,b	570,846
Herbalife	23,380	977,985
Longs Drug Stores	32,170 a	1,545,125
NU Skin Enterprises, Cl. A	45,730	757,289
Pilgrim's Pride	38,930 a	913,298
Sanderson Farms	15,660 a	545,908
Smithfield Foods	56,210 a,b	1,548,585
Winn-Dixie Stores	148,004 a,b	2,419,865
		10,584,329
Energy—8.1%		
CVR Energy	108,870 a,b	3,059,247
Goodrich Petroleum	30,860 a,b	744,652
Holly	17,150	915,638
PetroHawk Energy	115,500 b	2,088,240
SandRidge Energy	2,580 b	97,111
SandRidge Energy	42,000 b,c	1,580,880
		8,485,768
Financial—12.6%		
Argo Group International Holdings	26,126 b	977,635
Assured Guaranty	107,860	2,766,609
Cardinal Financial	50,320	400,044
Cypress Sharpridge	211,900 c	1,430,325
First Cash Financial Services	92,670 b	866,465

Common Stocks (continued)	Shares	Value ($)
Financial (continued)		
Hanover Insurance Group	38,830	1,696,483
Knight Capital Group, Cl. A	33,620 [b]	538,929
MFA Mortgage Investments	246,950	2,360,842
PartnerRe	9,350 [a]	718,921
Protective Life	37,270	1,438,249
		13,194,502
Health Care—14.1%		
Align Technology	73,230 [a,b]	904,390
Alpharma, Cl. A	89,500 [a,b]	2,253,610
Amedisys	48,510 [a,b]	2,075,258
American Medical Systems Holdings	62,620 [a,b]	913,626
AngioDynamics	100,210 [b]	1,661,482
Biovail	64,730	917,224
Sciele Pharma	65,450 [a,b]	1,354,815
SonoSite	46,460 [a,b]	1,367,318
Volcano	169,700 [b]	2,080,522
Zoll Medical	47,040 [b]	1,170,355
		14,698,600
Industrial—11.7%		
Covanta Holding	59,810 [b]	1,715,351
First Advantage, Cl. A	38,830 [b]	772,329
General Cable	13,260 [a,b]	818,407
Geo Group	16,810 [b]	448,659
Heartland Express	92,490	1,293,010
Knight Transportation	86,870 [a]	1,284,807
LSI Industries	105,240 [a]	1,398,640
Pike Electric	77,510 [a,b]	1,002,204
Robert Half International	3,210	86,510
US Airways Group	54,010 [b]	669,724
UTI Worldwide	80,320	1,347,770
Watts Water Technologies, Cl. A	48,760 [a]	1,351,627
		12,189,038
Information Technology—12.5%		
Applied Micro Circuits	121,482 [a,b]	902,611
Ariba	287,920 [a,b]	2,568,246

Common Stocks (continued)	Shares	Value ($)
Information Technology (continued)		
Arris Group	222,790 b	1,281,042
Emulex	34,100 b	507,408
Forrester Research	25,935 a,b	690,908
Hutchinson Technology	81,730 b	1,373,064
Insight Enterprises	10,730 b	188,097
Kemet	127,910 a,b	634,434
MoneyGram International	74,456 a	272,509
MSC.Software	145,810 b	1,847,413
NaviSite	144,920 b	588,375
Newport	20,500 b	215,455
Perot Systems, Cl. A	87,000 b	1,199,730
Rogers	14,000 b	443,520
Sonus Networks	59,230 a,b	196,644
Spansion, Cl. A	46,350 a,b	127,462
		13,036,918
Materials−4.8%		
A.M. Castle & Co	40,130 a	892,090
Cytec Industries	22,900	1,311,712
Packaging Corp. of America	64,200	1,463,118
Smurfit-Stone Container	173,970 b	1,383,061
		5,049,981
Telecommunication Services−5.7%		
Cogent Communications Group	111,473 a,b	2,171,494
Leap Wireless International	32,110 a,b	1,373,024
NTELOS Holdings	96,220	2,052,373
Virgin Mobile USA, Cl. A	79,360 a,b	402,355
		5,999,246
Utilities−7.2%		
Central Vermont Public Service	38,620 a	924,949
CMS Energy	120,130 a	1,728,671
DPL	100,910 a	2,574,214
Portland General Electric	100,930	2,354,697
		7,582,531
Total Common Stocks		
(cost $108,979,195)		**102,170,157**

Other Investment—2.6%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Preferred Plus Money Market Fund (cost $2,696,000)	2,696,000 d	**2,696,000**
Investment of Cash Collateral for Securities Loaned—29.1%		
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Fund (cost $30,445,413)	30,445,413 d	**30,445,413**
Total Investments (cost $142,120,608)	**129.3%**	**135,311,570**
Liabilities, Less Cash and Receivables	**(29.3%)**	**(30,696,318)**
Net Assets	**100.0%**	**104,615,252**

a *All or a portion of these securities are on loan. At February 29, 2008, the total market value of the fund's securities on loan is $28,418,620 and the total market value of the collateral held by the fund is $30,449,277, consisting of cash collateral of $30,445,413 and U.S. Government and agency securities valued at $3,864.*

b *Non-income producing security.*

c *Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At February 29, 2008, these securities amounted to $3,011,205 or 2.9% of net assets.*

d *Investment in affiliated money market mutual fund.*

Portfolio Summary (Unaudited) †

	Value (%)		Value (%)
Money Market Investments	31.7	Consumer Staples	10.1
Health Care	14.1	Energy	8.1
Financial	12.6	Utilities	7.2
Information Technology	12.5	Telecommunication Services	5.7
Industrial	11.7	Materials	4.8
Consumer Discretionary	10.8		**129.3**

† *Based on net assets.*

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

February 29, 2008 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments (including securities on loan, valued at $28,418,620)–Note 1(b):		
Unaffiliated issuers	108,979,195	102,170,157
Affiliated issuers	33,141,413	33,141,413
Cash		8,157
Receivable for investment securities sold		1,328,979
Dividends and interest receivable		94,147
Receivable for shares of Common Stock subscribed		417
Prepaid expenses		16,206
		136,759,476
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(b)		113,696
Liability for securities on loan–Note 1(b)		30,445,413
Payable for investment securities purchased		1,386,196
Payable for shares of Common Stock redeemed		160,716
Interest payable–Note 2		66
Accrued expenses		38,137
		32,144,224
Net Assets ($)		**104,615,252**
Composition of Net Assets ($):		
Paid-in capital		116,782,262
Accumulated distributions in excess of Investment–net		(93,545)
Accumulated net realized gain (loss) on investments		(5,264,427)
Accumulated net unrealized appreciation (depreciation) on investments		(6,809,038)
Net Assets ($)		**104,615,252**
Shares Outstanding		
(100 million of $.001 par value Common Stock authorized)		5,295,895
Net Asset Value, offering and redemption price per share–Note 3 (d) ($)		**19.75**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended February 29, 2008 (Unaudited)

Investment Income ($):	
Income:	
Cash dividends:	
Unaffiliated issuers	485,832
Affiliated issuers	12,422
Income from securities lending	162,536
Total Income	**660,790**
Expenses:	
Management fee–Note 3(a)	430,436
Shareholder servicing costs–Note 3(b)	207,207
Custodian fees–Note 3(b)	22,141
Professional fees	18,120
Registration fees	6,315
Prospectus and shareholders' reports	5,898
Directors' fees and expenses–Note 3(c)	2,558
Interest expense–Note 2	1,588
Loan commitment fees–Note 2	1
Miscellaneous	8,215
Total Expenses	**702,479**
Less–reduction in fees due to earnings credits–Note 1(b)	(3,817)
Net Expenses	**698,662**
Investment (Loss)–Net	**(37,872)**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	(3,293,088)
Net unrealized appreciation (depreciation) on investments	(6,145,030)
Net Realized and Unrealized Gain (Loss) on Investments	**(9,438,118)**
Net (Decrease) in Net Assets Resulting from Operations	**(9,475,990)**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended February 29, 2008 (Unaudited)	Year Ended August 31, 2007
Operations ($):		
Investment income (loss)−net	(37,872)	393,152
Net realized gain (loss) on investments	(3,293,088)	22,667,056
Net unrealized appreciation (depreciation) on investments	(6,145,030)	4,229,757
Net Increase (Decrease) in Net Assets Resulting from Operations	**(9,475,990)**	**27,289,965**
Dividends to Shareholders from ($):		
Investment income−net	(453,630)	–
Net realized gain on investments	(23,143,887)	(5,479,345)
Total Dividends	**(23,597,517)**	**(5,479,345)**
Capital Stock Transactions ($):		
Net proceeds from shares sold	1,977,431	4,062,398
Dividends reinvested	22,962,164	5,319,086
Cost of shares redeemed	(9,945,468)	(44,794,988)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**14,994,127**	**(35,413,504)**
Total Increase (Decrease) in Net Assets	**(18,079,380)**	**(13,602,884)**
Net Assets ($):		
Beginning of Period	122,694,632	136,297,516
End of Period	**104,615,252**	**122,694,632**
Undistributed (distribution in excess of) investment income−net	(93,545)	397,957
Capital Share Transactions (Shares):		
Shares sold	86,156	155,135
Shares issued for dividends reinvested	1,100,246	208,918
Shares redeemed	(423,305)	(1,725,801)
Net Increase (Decrease) in Shares Outstanding	**763,097**	**(1,361,748)**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following table describes the performance for the fiscal periods indicated. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Six Months Ended February 29, 2008 (Unaudited)	Year Ended August 31,				
		2007	2006	2005	2004	2003
Per Share Data ($):						
Net asset value, beginning of period	27.07	23.12	27.31	20.42	18.69	12.29
Investment Operations:						
Investment income (loss)−net [a]	(.01)	.08	(.11)	(.17)	(.18)	(.10)
Net realized and unrealized gain (loss) on investments	(1.90)	4.90	(1.69)	7.06	1.91	6.50
Total from Investment Operations	(1.91)	4.98	(1.80)	6.89	1.73	6.40
Distributions:						
Dividends from investment income−net	(.10)	–	–	–	–	–
Dividends from net realized gain on investments	(5.31)	(1.03)	(2.39)	–	–	–
Total Distributions	(5.41)	(1.03)	(2.39)	–	–	–
Net asset value, end of period	19.75	27.07	23.12	27.31	20.42	18.69
Total Return (%)	(8.13)[b]	21.83	(7.37)	33.74	9.26	52.08
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	1.22[c]	1.21	1.19	1.18	1.22	1.29
Ratio of net expenses to average net assets	1.21[c]	1.21	1.19	1.18	1.22	1.29
Ratio of net investment income (loss) to average net assets	(.07)[c]	.29	(.45)	(.70)	(.83)	(.79)
Portfolio Turnover Rate	86.72[b]	165.75	170.59	107.07	113.42	128.80
Net Assets, end of period ($ x 1,000)	104,615	122,695	136,298	183,429	171,167	209,765

[a] Based on average shares outstanding at each month end.
[b] Not annualized.
[c] Annualized.
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Small Company Value Fund (the "fund") is a separate diversified series of Advantage Funds, Inc. (the "Company") which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company that offers thirteen series, including the fund. The fund's investment objective is capital appreciation. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager was a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). MBSC Securities Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares, which are sold to existing shareholders without a sales charge. The fund is closed to new investors. Effective November 1, 2007, the fund will be reopened to new investors.

On July 1, 2007, Mellon Financial and The Bank of New York Company, Inc. merged, forming The Bank of New York Mellon Corporation ("BNY Mellon"). As part of this transaction, Dreyfus became a wholly-owned subsidiary of BNY Mellon.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sales price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. Registered open-end investment companies that are not traded on an exchange are valued at their net asset value. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the fund calculates its net asset value, the fund may value these investments at fair value as determined in accordance with the procedures approved by the Board of Directors. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADRs and futures contracts. For other securities that are fair valued by the Board of Directors, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold and public trading in similar securities of the issuer or comparable issuers. Financial futures are valued at the last sales price.

The Financial Accounting Standards Board ("FASB") released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gains and losses from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

The fund has arrangements with the custodian and cash management banks whereby the fund may receive earnings credits when positive cash balances are maintained, which are used to offset custody and cash management fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

Pursuant to a securities lending agreement with Mellon Bank, N.A. ("Mellon Bank"), a subsidiary of BNY Mellon and a Dreyfus affiliate, the fund may lend securities to qualified institutions. It is the fund's policy, that at origination, all loans are secured by cash collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. It is the fund's policy that collateral equivalent to at least 100% of the market value of securities on loan is maintained at all times. Collateral is either in the form of cash, which can be invested in certain money market mutual funds managed by the Manager, U.S. Government and Agency securities or Letters of Credit. The fund is entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the fund bears the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner. During the period ended February 29, 2008, Mellon Bank earned $69,658, from lending fund portfolio securities, pursuant to the securities lending agreement.

(c) Affiliated issuers: Investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

(d) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net and dividends from net realized capital gains, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gains can be offset by capital loss carryovers, if any, it is the policy of the fund not to distribute such gains. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(e) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

During the current year, the fund adopted the FASB released FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more likely-than-not threshold would be recorded as a tax benefit or expense in the current year. The adoption of FIN 48 had no impact on the operations of the fund for the period ended February 29, 2008.

Each of the tax years in the three-year period ended February 29, 2008, remains subject to examination by the Internal Revenue Service and state taxing authorities.

The tax character of distributions paid to shareholders during the fiscal year ended August 31, 2007 was as follows: ordinary income

$3,560,777 and long-term capital gains $1,918,568. The tax character of current year distributions will be determined at the end of the current fiscal year.

NOTE 2—Bank Lines of Credit:

The fund may borrow up to $10 million for leveraging purposes under a short-term unsecured line of credit and participates with other Dreyfus-managed funds in a $100 million unsecured line of credit primarily to be utilized for temporary or emergency purposes, including the financing of redemptions. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowings.

The average daily amount of borrowings outstanding under both arrangements during the period ended February 29, 2008 was approximately $53,500, with a related weighted average annualized interest rate of 5.97%.

NOTE 3—Management Fee and Other Transactions with Affiliates:

(a) Pursuant to a management agreement with the Manager, the management fee is computed at the annual rate of .75% of the value of the fund's average daily net assets and is payable monthly.

(b) Under the Shareholder Services Plan, the fund pays the Distributor at an annual rate of .25% of the value of the fund's average daily net assets for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended February 29, 2008, the fund was charged $143,479 pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended February 29, 2008, the fund was charged $33,305 pursuant to the transfer agency agreement.

The fund compensates The Bank of New York, a subsidiary of BNY Mellon and a Dreyfus affiliate, under a cash management agreement for performing cash management services related to fund subscriptions and redemptions. During the period ended February 29, 2008, the fund was charged $3,817 pursuant to the cash management agreement.

The fund compensates Mellon Bank, N.A., an affiliate of the Manager, under a custody agreement for providing custodial services for the fund. During the period ended February 29, 2008, the fund was charged $22,141 pursuant to the custody agreement.

During the period ended February 29, 2008, the fund was charged $2,411 for services performed by the Chief Compliance Officer.

The components of "Due to The Dreyfus Corporation and affiliates" in the Statement of Assets and Liabilities consist of: management fees $63,279, shareholder services plan fees $21,093, custodian fees $13,668, chief compliance officer fees $4,419 and transfer agency per account fees $11,237.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

(d) Prior to December 1, 2007, a 1% redemption fee was charged and retained by the fund on certain shares redeemed within thirty days following the date of issuance, subject to exceptions, including redemptions made through the use of the fund's exchange privilege. Effective December 1, 2007, the fund discontinued the redemption fee on shares. The fund reserves the right to reimpose a redemption fee in the future.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended February 29, 2008, amounted to $100,013,990 and $110,538,642, respectively.

At February 29, 2008, accumulated net unrealized depreciation on investments was $6,809,038, consisting of $5,344,336 gross unrealized appreciation and $12,153,374 gross unrealized depreciation.

At February 29, 2008, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

For More Information

**Dreyfus
Small Company Value Fund**
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

MBSC Securities Corporation
200 Park Avenue
New York, NY 10166

Ticker Symbol: DSCVX

Telephone 1-800-645-6561

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

E-mail Send your request to info@dreyfus.com

Internet Information can be viewed online or downloaded at: http://www.dreyfus.com

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2007, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



© 2008 MBSC Securities Corporation

0253SA0208

Dreyfus Premier
Future Leaders Fund

SEMIANNUAL REPORT February 29, 2008





The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents

The Fund



A LETTER FROM THE CEO

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus Premier Future Leaders Fund, covering the six-month period from September 1, 2007, through February 29, 2008.

The past six months proved to be one of the more challenging periods for equity investors in recent memory. The U.S. economy sputtered under the weight of plunging housing values, and credit concerns that originated in the bond market's sub-prime mortgage sector spread to other areas of the financial markets. These developments dampened investor sentiment and produced heightened volatility in most segments of the stock market. Financial stocks were hit particularly hard due to sub-prime related write-downs, as were other market sectors that historically have been considered sensitive to economic downturns.

Recently, the Fed and the U.S. government have adopted accommodative monetary and fiscal policies in an effort to stimulate the U.S. economy, boost market liquidity and forestall a potential recession. While it's too early to know if their actions will be effective, we believe that the best defense against any economic volatility is to maintain a long-term perspective. To benefit from this focus, talk to your financial adviser today about your specific portfolio to ensure that your investments are best suited to capture the potential opportunities and manage the risks that may continue to surface during this current economic cycle.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's Portfolio Managers.

I wish you all continued success and I thank you all for your continued confidence and support.

Sincerely,

Thomas F. Eggers
Chief Executive Officer
The Dreyfus Corporation
March 17, 2008



DISCUSSION OF FUND PERFORMANCE

For the reporting period of September 1, 2007, through February 29, 2008, as provided by John S. Cone, Oliver Buckley, Langton C. Garvin and Kristin Crawford, Portfolio Managers

Fund and Market Performance Overview

For the six-month period ended February 29, 2008, Dreyfus Premier Future Leaders Fund's Class A shares produced a total return of –14.63%, –14.96% for Class B shares, –14.97% for Class C shares, –14.57% for Class I shares and –14.81% for Class T shares.[1] In comparison, the fund's benchmark, the Russell 2000 Index (the "Index"), achieved a total return of –12.91% for the same period.[2]

Stocks lost ground during the reporting period in response to slowing U.S. economic growth and a credit crisis emanating from the sub-prime mortgage market. At the same time, financial markets failed to reward the valuation-oriented components of our quantitative model during much of the reporting period, compounding the effects of a difficult investment environment on the fund's performance. Several individual holdings also suffered sharp declines due to company-specific issues, primarily in the technology, health care and commercial services sectors. These factors caused the fund to underperform its benchmark.

The Fund's Investment Approach

The fund seeks capital growth by investing at least 80% of its assets in companies we believe are future leaders: small companies characterized by new or innovative products, services or processes having the potential to enhance earnings or revenue growth. We construct the portfolio through a "bottom-up" structured approach focusing on stock selection as opposed to making proactive decisions as to industry or sector exposure. The investment process is driven by computer models that identify and rank stocks based on fundamental momentum, relative value, future value, long-term growth and additional factors, such as technical factors. We attempt to maintain a neutral exposure to industry groups relative to the Index. Within each sector, we overweight the stocks ranked most attractive and underweight or avoid those ranked least attractive.

Improving Performance of Quantitative Factors

U.S. stocks posted negative absolute returns over the reporting period due to a sharp downturn in the U.S. economy and an intensifying credit crunch that began in the sub-prime mortgage market and spread throughout the financial markets. Concerns regarding declining U.S. housing values, surging energy and food prices and their impact on consumer spending weighed heavily on investor psychology.

In addition, the value-oriented factors incorporated into the fund's quantitative model produced weak results during the first several months of the reporting period. Some momentum-related factors performed better over this period, but most of the momentum stocks that outperformed were those that also had weak value characteristics, making them less attractive in our overall rating process. Because the fund generates its strongest returns when a blend of value and momentum factors are rewarded by the market, the fund's performance suffered relative to its benchmark.

However, in early 2008 several of the fund's value-related factors began producing more positive results. While some momentum factors weakened, others remained strong. As market sentiment shifted in favor of the more balanced value and momentum characteristics preferred by our stock selection models, relative performance improved and the fund regained some of the ground it had lost against the benchmark earlier in the reporting period.

Mixed Individual Stock Selections

Several individual stock selections delivered disappointing results based on company-specific issues. Corporate software developer Vignette declined after announcing lower-than-expected licensing revenues. Other technology holdings, including wireless product manufacturer InterDigital and mobile communications hardware maker Novatel Wireless, suffered from various business setbacks. In the management services sector, Diamond Management & Technology Consultants fell sharply in November 2007 after the company offered disappointing guidance for the quarter and the fiscal year. Product-related disappointments also hurt several health care holdings, including biotechnology developer Onyx Pharmaceuticals, cardiology instrument manufacturer Stereotaxis and nutritional supplement maker NTBY.

On a more positive note, several holdings produced relatively strong returns. For example, in the health care sector, Biomarin Pharmaceutical received FDA approval for a drug to treat phenylketonuria, a rare genetic disorder that can cause mental retardation. The stock surged, helping to counterbalance more disappointing stock selections in the sector. In the basic materials area, shares of fertilizer manufacturer CF Industries climbed on the strength of record grain prices and robust demand for corn used in ethanol production. Another top performer, industrial manufacturer GrafTech International, benefited from a favorable pricing environment and strong energy-sector demand for its graphite-based products. Finally, the fund's holdings in commercial lighting fixtures maker Genlyte Group gained value after the company announced an agreement to be acquired by a major international electronic products conglomerate.

Maintaining a Balanced Approach

We have found it more challenging than usual to preserve the fund's balance of value and momentum factors. We have worked hard to meet these challenges, because we believe our disciplined approach positions the fund to outperform its benchmark both over the long term and in the current investment environment, with its potential for rapid and unpredictable change. While we are disappointed by the fund's underperformance, we are encouraged by the fund's improved relative performance during the final months of the reporting period during which the long-run ongoing value of our quantitative investment strategy began to re-establish itself.

March 17, 2008

[1] *Total return includes reinvestment of dividends and any capital gains paid, and does not take into consideration the maximum initial sales charges in the case of Class A and Class T shares, or the applicable contingent deferred sales charges imposed on redemptions in the case of Class B and Class C shares. Had these charges been reflected, returns would have been lower. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. The Dreyfus Corporation has undertaken to absorb certain fund expenses as of March 10, 2008, pursuant to an agreement in effect through March 31, 2009, at which time it may be extended, terminated or modified.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Russell 2000 Index is an unmanaged index of small-cap stock performance and is composed of the 2,000 smallest companies in the Russell 3000 Index. The Russell 3000 Index is composed of the 3,000 largest U.S. companies based on total market capitalization. Franklin Portfolio Associates is a wholly-owned subsidiary of The Bank of New York Mellon Corporation. Franklin Portfolio Associates has no affiliation to the Franklin Templeton Group of Funds or Franklin Resources, Inc. The portfolio managers are dual employees of Franklin Portfolio Associates and Dreyfus.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Premier Future Leaders Fund from September 1, 2007 to February 29, 2008. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended February 29, 2008

	Class A	Class B	Class C	Class I	Class T
Expenses paid per $1,000†	$ 7.19	$ 10.72	$ 10.35	$ 6.09	$ 8.66
Ending value (after expenses)	$853.70	$850.40	$850.30	$854.30	$851.90

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended February 29, 2008

	Class A	Class B	Class C	Class I	Class T
Expenses paid per $1,000†	$ 7.82	$ 11.66	$ 11.27	$ 6.62	$ 9.42
Ending value (after expenses)	$1,017.11	$1,013.28	$1,013.67	$1,018.30	$1,015.51

† *Expenses are equal to the fund's annualized expense ratio of 1.56% for Class A, 2.33% for Class B, 2.25% for Class C, 1.32% for Class I and 1.88% for Class T; multiplied by the average account value over the period, multiplied by 182/366 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

February 29, 2008 (Unaudited)

Common Stocks−98.6%	Shares	Value ($)
Commercial & Professional Services−11.7%		
Anixter International	15,000 a,b	980,850
COMSYS IT Partners	10,600 b	99,852
Concur Technologies	3,200 b	93,568
Deluxe	35,100	731,133
Dollar Financial	3,800 b	85,386
Greenfield Online	52,900 b	715,737
Kforce	79,900 a,b	683,145
Nash Finch	5,600	196,392
Perficient	10,100 b	85,345
Performance Food Group	39,400 a,b	1,280,500
Rush Enterprises, Cl. A	55,900 a,b	828,438
School Specialty	14,100 a,b	430,332
Spartan Stores	18,600	392,088
Spherion	37,600 b	243,648
TeleTech Holdings	41,200 a,b	929,884
United Stationers	9,500 b	468,920
Viad	27,200 a	943,024
Wright Express	23,200 b	671,408
		9,859,650
Communications−1.1%		
Alaska Communications Systems Group	68,800 a	779,504
NTELOS Holdings	8,100	172,773
		952,277
Consumer Durables−1.5%		
Cooper Tire & Rubber	18,800 a	339,716
Fossil	10,100 a,b	325,018
LoJack	17,300 b	215,904
Polaris Industries	9,700 a	370,346
		1,250,984
Consumer Non-Durables−4.8%		
American Greetings, Cl. A	29,800	560,836
Cal-Maine Foods	26,300 a	907,350
Elizabeth Arden	37,500 b	683,250

Common Stocks (continued)	Shares		Value ($)
Consumer Non-Durables (continued)			
Perry Ellis International	9,200	a,b	180,228
Sanderson Farms	10,900	a	379,974
USANA Health Sciences	10,800	a,b	336,744
Warnaco Group	27,100	b	1,017,876
			4,066,258
Consumer Services–5.8%			
Jack in the Box, Inc.	35,600	b	935,212
Morgans Hotel Group	6,200	a,b	95,108
Pre-Paid Legal Services	13,000	b	619,450
Priceline.com	9,400	a,b	1,071,788
Scholastic	9,500	a,b	331,265
Sinclair Broadcast Group, Cl. A	85,900	a	792,857
World Wrestling Entertainment, Cl. A	60,000	a	1,062,000
			4,907,680
Electronic Technology–12.0%			
Advanced Energy Industries	38,200	b	489,724
Amkor Technology	95,500	a,b	1,118,305
Comtech Group	27,400	b	286,604
Comtech Telecommunications	15,400	a,b	668,052
Cubic	13,200		337,524
Digi International	29,400	b	309,582
Foundry Networks	53,100	a,b	630,297
Hexcel	47,000	b	948,930
Immersion	14,100	b	118,863
Intevac	57,200	a,b	734,448
Novatel Wireless	50,500	a,b	534,290
ON Semiconductor	16,100	a,b	96,600
Oplink Communications	59,900	a,b	744,557
Pericom Semiconductor	44,000	b	586,520
Sigma Designs	13,800	a,b	406,410
Taser International	36,300	a,b	409,101
Triumph Group	13,000	a	735,670
TTM Technologies	85,300	a,b	940,006
			10,095,483

Common Stocks (continued)	Shares		Value ($)
Energy Minerals–4.9%			
Berry Petroleum, Cl. A	4,700		193,217
Bois d'Arc Energy	37,400	b	802,978
Callon Petroleum	50,100	a,b	923,844
Comstock Resources	4,700	b	170,610
Mariner Energy	7,100	a,b	196,883
PetroHawk Energy	65,700	b	1,187,856
Stone Energy	13,700	b	695,412
			4,170,800
Finance–17.8%			
Advanta, Cl. B	60,150	a	464,358
American Physicians Capital	22,000		970,860
Ashford Hospitality Trust	56,400		375,060
Boston Private Financial Holdings	7,600	a	104,652
Cathay General Bancorp	6,000	a	131,520
City Holding	17,700		659,148
Entertainment Properties Trust	23,000	a	1,078,010
Extra Space Storage	26,200	a	394,834
First Midwest Bancorp	18,600	a	484,530
First Niagara Financial Group	18,200	a	207,844
FirstFed Financial	8,200	a,b	256,250
FirstMerit	12,800	a	240,256
Frontier Financial	35,800	a	536,284
Getty Realty	12,500		335,750
GFI Group	7,800	b	597,090
Greene Bancshares	3,800		69,236
Greenhill & Co.	13,500	a	877,635
Inland Real Estate	73,600	a	1,025,984
Max Capital Group	19,700		546,478
National Financial Partners	22,200	a	527,694
National Health Investors	4,300		129,559
National Retail Properties	24,100	a	498,870
Odyssey Re Holdings	12,800		463,104
Omega Healthcare Investors	15,300	a	259,488
optionsXpress Holdings	8,200		189,912

Common Stocks (continued)	Shares	Value ($)
Finance (continued)		
Phoenix Cos.	59,500	677,110
Presidential Life	7,600	127,376
Ramco-Gershenson Properties	33,700	748,814
SeaBright Insurance Holdings	5,800 b	86,420
Senior Housing Properties Trust	17,300 a	367,971
Simmons First National, Cl. A	3,100 a	79,205
Strategic Hotels & Resorts	22,100 a	314,704
Sunstone Hotel Investors	5,700	89,262
SVB Financial Group	6,100 b	276,330
WesBanco	12,300	286,467
Westamerica Bancorporation	10,300 a	487,499
		14,965,564
Health Care Technology–9.6%		
Align Technology	4,800 a,b	59,280
BioMarin Pharmaceutical	33,100 a,b	1,259,124
Caraco Pharmaceutical Laboratories	14,300 b	234,949
CONMED	17,300 b	466,408
Cubist Pharmaceuticals	46,700 b	849,940
Cynosure, Cl. A	7,700 a,b	184,261
GTx	5,600 a,b	91,672
Hologic	6,400 a,b	385,984
Invacare	17,400	434,304
Lifecell	25,800 a,b	1,041,030
Merit Medical Systems	17,700 b	280,545
Onyx Pharmaceuticals	12,700 a,b	346,964
OSI Pharmaceuticals	20,700 a,b	744,165
Salix Pharmaceuticals	64,900 a,b	438,075
Sciele Pharma	5,100 a,b	105,570
Stereotaxis	46,500 a,b	268,305
STERIS	35,000 a	861,700
		8,052,276
Industrial Services–1.6%		
Dycom Industries	4,700 b	53,768
Michael Baker	6,000 b	172,800

Common Stocks (continued)	Shares	Value ($)
Industrial Services (continued)		
Perini	19,400 [b]	727,112
Trico Marine Services	8,900 [b]	351,728
		1,305,408
Non-Energy Minerals—1.4%		
Hecla Mining	58,600 [a,b]	673,900
Kaiser Aluminum	6,800	498,780
		1,172,680
Process Industries—6.4%		
AEP Industries	7,800 [a,b]	237,042
CF Industries Holdings	11,600	1,416,128
Glatfelter	5,700	75,069
Grace (W.R.) & Co.	13,400 [b]	284,482
GrafTech International	67,000 [a,b]	1,073,340
Landec	59,300 [b]	556,234
Spartech	41,500	588,055
Terra Industries	25,900 [a,b]	1,170,939
		5,401,289
Producer Manufacturing—6.3%		
American Superconductor	4,800 [a,b]	108,432
Ampco-Pittsburgh	4,000	151,440
Apogee Enterprises	9,000	138,510
Astec Industries	18,400 [b]	696,624
Chart Industries	17,000 [b]	583,270
Columbus McKinnon	10,200 [b]	292,128
EnPro Industries	22,000 [a,b]	649,660
FuelCell Energy	95,400 [a,b]	683,064
Knoll	46,300	651,904
L.B. Foster	6,500 [a,b]	275,340
LSI Industries	20,300 [a]	269,787
NCI Building Systems	12,800 [b]	388,352
Superior Essex	9,200 [a,b]	261,096
Tecumseh Products, Cl. A	8,200 [b]	173,676
		5,323,283

Common Stocks (continued)	Shares	Value ($)
Retail Trade–1.9%		
Casey's General Stores	3,800	95,190
Dress Barn	13,300 a,b	175,294
JoS. A. Bank Clothiers	13,600 a,b	309,808
Men's Wearhouse	31,300	721,152
Systemax	21,700 a	235,011
Winn-Dixie Stores	5,300 a,b	86,655
		1,623,110
Technology Services–9.6%		
Air Methods	7,600 b	312,512
AMERIGROUP	27,500 b	990,000
Ansoft	39,300 a,b	955,776
Apria Healthcare Group	41,700 b	905,307
Internet Capital Group	18,500 a,b	160,950
Jack Henry & Associates	8,300 a	195,299
JDA Software Group	4,600 b	78,522
Magellan Health Services	16,800 b	727,944
MedCath	12,200 b	254,370
Omnicell	34,200 a,b	649,800
Phase Forward	23,400 b	372,762
Sohu.com	16,800 b	757,344
Sykes Enterprises	55,500 b	931,845
Vignette	63,200 a,b	799,480
		8,091,911
Transportation–.3%		
Atlas Air Worldwide Holdings	5,400 b	**273,240**
Utilities–1.9%		
CH Energy Group	9,100 a	325,598
El Paso Electric	42,400 b	867,504
MGE Energy	13,400	422,904
		1,616,006
Total Common Stocks		
(cost $86,997,054)		**83,127,899**

Investment of Cash Collateral for Securities Loaned—33.5%	Shares	Value ($)
Registered Investment Company;		

Dreyfus Institutional Cash
  Advantage Plus Fund
  (cost $28,255,658)
	28,255,658 c	**28,255,658**

Total Investments (cost $115,252,712)	**132.1%**	**111,383,557**
Liabilities, Less Cash and Receivables	**(32.1%)**	**(27,092,772)**
Net Assets	**100.0%**	**84,290,785**

a   *All or a portion of these securities are on loan. At February 29, 2008, the total market value of the fund's securities on loan is $26,222,961 and the total market value of the collateral held by the fund is $28,255,658.*

b   *Non-income producing security.*

c   *Investment in affiliated money market mutual fund.*

Portfolio Summary (Unaudited) †

	Value (%)		Value (%)
Money Market Investment	33.5	Consumer Non-Durables	4.8
Finance	17.8	Retail Trade	1.9
Electronic Technology	12.0	Utilities	1.9
Commercial & Professional Services	11.7	Industrial Services	1.6
Health Care Technology	9.6	Consumer Durables	1.5
Technology Services	9.6	Non-Energy Minerals	1.4
Process Industries	6.4	Communications	1.1
Producer Manufacturing	6.3	Transportation	.3
Consumer Services	5.8		
Energy Minerals	4.9		**132.1**

†   Based on net assets.

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

February 29, 2008 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments (including securities on loan, valued at $26,222,961)–Note 1(b):		
Unaffiliated issuers	86,997,054	83,127,899
Affiliated issuers	28,255,658	28,255,658
Receivable for investment securities sold		4,099,930
Receivable for shares of Common Stock subscribed		82,947
Dividends receivable		64,117
Prepaid expenses		26,498
		115,657,049
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(c)		120,930
Cash overdraft due to Custodian		317,702
Liability for securities on loan–Note 1(b)		28,255,658
Payable for investment securities purchased		2,235,022
Payable for shares of Common Stock redeemed		356,884
Interest payable–Note 2		118
Accrued expenses		79,950
		31,366,264
Net Assets ($)		**84,290,785**
Composition of Net Assets ($):		
Paid-in capital		86,439,010
Accumulated Investment (loss)–net		(18,032)
Accumulated net realized gain (loss) on investments		1,738,962
Accumulated net unrealized appreciation (depreciation) on investments		(3,869,155)
Net Assets ($)		**84,290,785**

Net Asset Value Per Share

	Class A	Class B	Class C	Class I	Class T
Net Assets ($)	50,322,292	11,223,365	13,411,622	7,800,559	1,532,947
Shares Outstanding	4,560,030	1,111,419	1,323,070	677,478	144,182
Net Asset Value Per Share ($)	**11.04**	**10.10**	**10.14**	**11.51**	**10.63**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended February 29, 2008 (Unaudited)

Investment Income ($):	
Income:	
Cash dividends:	
Unaffiliated issuers	691,069
Affiliated issuers	13,657
Income from securities lending	113,046
Total Income	**817,772**
Expenses:	
Management fee–Note 3(a)	480,802
Shareholder servicing costs–Note 3(c)	267,809
Distribution fees–Note 3(b)	137,966
Professional fees	28,345
Registration fees	18,688
Prospectus and shareholders' reports	9,335
Custodian fees–Note 3(c)	6,981
Interest expense–Note 2	4,622
Directors' fees and expenses–Note 3(d)	2,416
Loan commitment fees–Note 2	1
Miscellaneous	7,103
Total Expenses	**964,068**
Less–reduction in fees due to earnings credits–Note 1(b)	(4,771)
Net Expenses	**959,297**
Investment (Loss)–Net	**(141,525)**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	4,382,626
Net unrealized appreciation (depreciation) on investments	(20,684,164)
Net Realized and Unrealized Gain (Loss) on Investments	**(16,301,538)**
Net (Decrease) in Net Assets Resulting from Operations	**(16,443,063)**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended February 29, 2008 (Unaudited)	Year Ended August 31, 2007 [a]
Operations ($):		
Investment (loss)–net	(141,525)	(617,118)
Net realized gain (loss) on investments	4,382,626	15,320,537
Net unrealized appreciation (depreciation) on investments	(20,684,164)	(6,569,224)
Net Increase (Decrease) in Net Assets Resulting from Operations	**(16,443,063)**	**8,134,195**
Dividends to Shareholders from ($):		
Net realized gain on investments:		
Class A shares	(9,811,116)	(15,236,515)
Class B shares	(2,735,528)	(6,783,957)
Class C shares	(3,334,894)	(7,750,337)
Class I shares	(1,147,735)	(1,798,134)
Class T shares	(296,555)	(456,239)
Total Dividends	**(17,325,828)**	**(32,025,182)**
Capital Stock Transactions ($):		
Net proceeds from shares sold:		
Class A shares	9,814,248	22,949,421
Class B shares	112,914	514,185
Class C shares	427,665	4,364,299
Class I shares	2,483,107	1,806,652
Class T shares	596,329	539,755
Dividends reinvested:		
Class A shares	9,282,516	14,153,003
Class B shares	2,587,033	6,263,148
Class C shares	3,014,848	6,953,548
Class I shares	1,142,621	1,739,716
Class T shares	242,927	378,434
Cost of shares redeemed:		
Class A shares	(18,681,494)	(43,892,235)
Class B shares	(8,751,020)	(16,964,349)
Class C shares	(11,768,486)	(15,120,273)
Class I shares	(2,329,092)	(2,972,210)
Class T shares	(651,031)	(870,031)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**(12,476,915)**	**(20,156,937)**
Total Increase (Decrease) in Net Assets	**(46,245,806)**	**(44,047,924)**
Net Assets ($):		
Beginning of Period	130,536,591	174,584,515
End of Period	**84,290,785**	**130,536,591**
Undistributed investment income (loss)–net	(18,032)	123,493

	Six Months Ended February 29, 2008 (Unaudited)	Year Ended August 31, 2007 [a]
Capital Share Transactions:		
Class A [b]		
Shares sold	730,515	1,368,195
Shares issued for dividends reinvested	750,406	878,547
Shares redeemed	(1,432,436)	(2,586,240)
Net Increase (Decrease) in Shares Outstanding	**48,485**	**(339,498)**
Class B [b]		
Shares sold	8,928	32,778
Shares issued for dividends reinvested	228,134	414,705
Shares redeemed	(700,673)	(1,078,440)
Net Increase (Decrease) in Shares Outstanding	**(463,611)**	**(630,957)**
Class C		
Shares sold	37,240	270,416
Shares issued for dividends reinvested	264,925	459,535
Shares redeemed	(939,270)	(981,774)
Net Increase (Decrease) in Shares Outstanding	**(637,105)**	**(251,823)**
Class I		
Shares sold	209,174	102,960
Shares issued for dividends reinvested	88,575	104,487
Shares redeemed	(171,299)	(172,978)
Net Increase (Decrease) in Shares Outstanding	**126,450**	**34,469**
Class T		
Shares sold	40,960	32,597
Shares issued for dividends reinvested	20,380	24,150
Shares redeemed	(48,191)	(54,207)
Net Increase (Decrease) in Shares Outstanding	**13,149**	**2,540**

[a] *Effective June 1, 2007, Class R shares were redesignated as Class I shares.*

[b] *During the period ended February 29, 2008, 318,010 Class B shares representing $4,034,805 were automatically converted to 294,101 Class A shares and during the period ended August 31,2007, 378,549 Class B shares representing $5,880,921 were automatically converted to 354,538 Class A shares.*

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

Class A Shares	Six Months Ended February 29, 2008 (Unaudited)	2007	2006	2005	2004	2003
		Year Ended August 31,				
Per Share Data ($):						
Net asset value, beginning of period	15.34	17.98	20.01	15.97	15.18	12.45
Investment Operations:						
Investment (loss)−net [a]	(.00)[b]	(.01)	(.06)	(.12)	(.15)	(.12)
Net realized and unrealized gain (loss) on investments	(2.00)	.84	.78	4.16	.94	2.85
Total from Investment Operations	(2.00)	.83	.72	4.04	.79	2.73
Distributions:						
Dividends from net realized gain on investments	(2.30)	(3.47)	(2.75)	–	–	–
Net asset value, end of period	11.04	15.34	17.98	20.01	15.97	15.18
Total Return (%)[c]	(14.63)[d]	3.67	3.41	25.22	5.27	21.93
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	1.56[e]	1.45	1.44	1.46	1.42	1.50
Ratio of net expenses to average net assets	1.56[e,f]	1.45	1.25	1.39	1.42	1.50
Ratio of net investment (loss) to average net assets	(.03)[e]	(.07)	(.32)	(.62)	(.92)	(.96)
Portfolio Turnover Rate	31.59[d]	68.01	77.02	65.30	126.92	105.65
Net Assets, end of period ($ x 1,000)	50,322	69,220	87,239	98,348	92,873	54,761

[a] *Based on average shares outstanding at each month end.*
[b] *Amount represents less than $.01 per share.*
[c] *Exclusive of sales charge.*
[d] *Not annualized.*
[e] *Annualized.*
[f] *The difference for the period represents less than .01%.*
See notes to financial statements.

Class B Shares	Six Months Ended February 29, 2008 (Unaudited)	2007	2006	2005	2004	2003
		Year Ended August 31,				
Per Share Data ($):						
Net asset value, beginning of period	14.29	17.09	19.27	15.48	14.82	12.25
Investment Operations:						
Investment (loss)–net [a]	(.05)	(.13)	(.20)	(.24)	(.27)	(.21)
Net realized and unrealized gain (loss) on investments	(1.84)	.80	.77	4.03	.93	2.78
Total from Investment Operations	(1.89)	.67	.57	3.79	.66	2.57
Distributions:						
Dividends from net realized gain on investments	(2.30)	(3.47)	(2.75)	–	–	–
Net asset value, end of period	10.10	14.29	17.09	19.27	15.48	14.82
Total Return (%) [b]	(14.96)[c]	2.86	2.64	24.48	4.45	20.98
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	2.33[d]	2.22	2.19	2.17	2.17	2.25
Ratio of net expenses to average net assets	2.33[d,e]	2.22	2.00	2.10	2.17	2.25
Ratio of net investment (loss) to average net assets	(.79)[d]	(.84)	(1.08)	(1.33)	(1.68)	(1.71)
Portfolio Turnover Rate	31.59[c]	68.01	77.02	65.30	126.92	105.65
Net Assets, end of period ($ x 1,000)	11,223	22,513	37,689	44,218	40,985	32,247

[a] Based on average shares outstanding at each month end.
[b] Exclusive of sales charge.
[c] Not annualized.
[d] Annualized.
[e] The difference for the period represents less than .01%.
See notes to financial statements.

Class C Shares	Six Months Ended February 29, 2008 (Unaudited)	Year Ended August 31,				
		2007	2006	2005	2004	2003
Per Share Data ($):						
Net asset value, beginning of period	14.34	17.12	19.30	15.51	14.84	12.26
Investment Operations:						
Investment (loss)–net [a]	(.05)	(.13)	(.19)	(.23)	(.26)	(.21)
Net realized and unrealized gain (loss) on investments	(1.85)	.82	.76	4.02	.93	2.79
Total from Investment Operations	(1.90)	.69	.57	3.79	.67	2.58
Distributions:						
Dividends from net realized gain on investments	(2.30)	(3.47)	(2.75)	–	–	–
Net asset value, end of period	10.14	14.34	17.12	19.30	15.51	14.84
Total Return (%) [b]	(14.97)[c]	2.94	2.69	24.44	4.51	21.04
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	2.25[d]	2.15	2.15	2.13	2.13	2.26
Ratio of net expenses to average net assets	2.25[d,e]	2.15	2.00	2.05	2.13	2.26
Ratio of net investment (loss) to average net assets	(.72)[d]	(.77)	(1.06)	(1.28)	(1.62)	(1.72)
Portfolio Turnover Rate	31.59[c]	68.01	77.02	65.30	126.92	105.65
Net Assets, end of period ($ x 1,000)	13,412	28,100	37,859	34,685	28,674	15,730

[a] *Based on average shares outstanding at each month end.*
[b] *Exclusive of sales charge.*
[c] *Not annualized.*
[d] *Annualized.*
[e] *The difference for the period represents less than .01%.*
See notes to financial statements.

Class I Shares	Six Months Ended February 29, 2008 (Unaudited)	Year Ended August 31,				
		2007[a]	2006	2005	2004	2003
Per Share Data ($):						
Net asset value, beginning of period	15.88	18.46	20.40	16.21	15.34	12.53
Investment Operations:						
Investment income (loss)−net [b]	.01	.03	(.00)[c]	(.03)	(.09)	(.07)
Net realized and unrealized gain (loss) on investments	(2.08)	.86	.81	4.22	.96	2.88
Total from Investment Operations	(2.07)	.89	.81	4.19	.87	2.81
Distributions:						
Dividends from net realized gain on investments	(2.30)	(3.47)	(2.75)	–	–	–
Net asset value, end of period	11.51	15.88	18.46	20.40	16.21	15.34
Total Return (%)	(14.57)[d]	3.93	3.82	25.85	5.67	22.42
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	1.32[e]	1.19	1.02	1.06	1.04	1.12
Ratio of net expenses to average net assets	1.32[e,f]	1.19	.85	1.01	1.04	1.12
Ratio of net investment income (loss) to average net assets	.20[e]	.19	(.00)[g]	(.19)	(.55)	(.58)
Portfolio Turnover Rate	31.59[d]	68.01	77.02	65.30	126.92	105.65
Net Assets, end of period ($ x 1,000)	7,801	8,753	9,537	32,646	84,373	91,367

[a] Effective June 1, 2007, Class R shares were redesignated as Class I shares.
[b] Based on average shares outstanding at each month end.
[c] Amount represents less than $.01 per share.
[d] Not annualized.
[e] Annualized.
[f] The difference for the period represents less than .01%.
[g] Amount represents less than .01%.
See notes to financial statements.

Class T Shares	Six Months Ended February 29, 2008 (Unaudited)	Year Ended August 31,				
		2007	2006	2005	2004	2003
Per Share Data ($):						
Net asset value, beginning of period	14.89	17.59	19.68	15.75	15.04	12.39
Investment Operations:						
Investment (loss)–net [a]	(.02)	(.06)	(.10)	(.17)	(.23)	(.18)
Net realized and unrealized gain (loss) on investments	(1.94)	.83	.76	4.10	.94	2.83
Total from Investment Operations	(1.96)	.77	.66	3.93	.71	2.65
Distributions:						
Dividends from net realized gain on investments	(2.30)	(3.47)	(2.75)	–	–	–
Net asset value, end of period	10.63	14.89	17.59	19.68	15.75	15.04
Total Return (%)[b]	(14.81)[c]	3.37	3.15	24.95	4.72	21.39
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	1.88[d]	1.75	1.75	1.78	1.90	1.96
Ratio of net expenses to average net assets	1.88[d,e]	1.75	1.50	1.70	1.90	1.96
Ratio of net investment (loss) to average net assets	(.35)[d]	(.37)	(.54)	(.92)	(1.40)	(1.43)
Portfolio Turnover Rate	31.59[c]	68.01	77.02	65.30	126.92	105.65
Net Assets, end of period ($ x 1,000)	1,533	1,951	2,260	1,552	1,066	667

[a] *Based on average shares outstanding at each month end.*
[b] *Exclusive of sales charge.*
[c] *Not annualized.*
[d] *Annualized.*
[e] *The difference for the period represents less than .01%.*
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Premier Future Leaders Fund (the "fund") is a separate diversified series of Advantage Funds, Inc. (the "Company") which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company that offers thirteen series, including the fund. The fund's investment objective is capital growth. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser.

On July 1, 2007, Mellon Financial Corporation and The Bank of New York Company, Inc. merged, forming The Bank of New York Mellon Corporation ("BNY Mellon"). As part of this transaction, Dreyfus became a wholly-owned subsidiary of BNY Mellon.

MBSC Securities Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares. The fund is authorized to issue 500 million shares of $.001 par value Common Stock. The fund currently offers five classes of shares: Class A (100 million shares authorized), Class B (100 million shares authorized), Class C (100 million shares authorized), Class I (100 million shares authorized) and Class T (100 million shares authorized). Class A and Class T shares are subject to a sales charge imposed at the time of purchase. Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase and automatically convert to Class A shares after six years. The fund does not offer Class B shares, except in connection with dividend reinvestment and permitted exchanges of Class B shares. Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase. Class I shares are sold at net asset value per share only to institutional investors. Other differences between the classes include the services offered to and the expenses borne by each class, the allocation of certain transfer agency costs and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The Company accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sales price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. Registered open-end investment companies that are not traded on an exchange are valued at their net asset value. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the fund calculates its net asset value, the fund may value these investments at fair value as determined in accordance with the procedures approved by the Board of Directors. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADRs and futures contracts. For other securities that are fair valued by the Board of Directors, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold and public trading in similar securities of the issuer or comparable issuers. Financial futures are valued at the last sales price.

The Financial Accounting Standards Board ("FASB") released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gains and losses from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

The fund has arrangements with the custodian and cash management banks whereby the fund may receive earnings credits when positive cash balances are maintained, which are used to offset custody and cash management fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

Pursuant to a securities lending agreement with Mellon Bank, N.A. ("Mellon Bank"), a subsidiary of BNY Mellon and a Dreyfus affiliate, the fund may lend securities to qualified institutions. It is the fund's policy, that at origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan is maintained at all times. Collateral is either invested in the form of cash, which can be invested in certain money market mutual funds managed by the Manager, U.S Government and Agency securities or Letters of Credit. The fund is entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the fund bears the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner. During the period ended February 29, 2008, Mellon Bank earned $37,682 from lending fund portfolio securities, pursuant to the securities lending agreement.

(c) Affiliated issuers: Investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

(d) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net and dividends from net realized capital gains, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gains can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gains. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(e) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

During the current year, the fund adopted FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. The adoption of FIN 48 had no impact on the operations of the fund for the period ended February 29, 2008.

Each of the tax years in the three-year period ended August 31, 2007, remains subject to examination by the Internal Revenue Service and state taxing authorities.

The tax character of distributions paid to shareholders during the fiscal year ended August 31, 2007, was as follows: long-term capital gains $32,025,182. The tax character of current year distributions will be determined at the end of the current fiscal year.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $100 million unsecured line of credit primarily to be utilized for temporary or emergency purposes, including the financing of redemptions. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowing.

The average daily amount of borrowings outstanding under the line of credit during the period ended February 29, 2008 was approximately $179,600, with a related weighted average annualized interest rate of 5.17%.

NOTE 3—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement with the Manager, the management fee is computed at the annual rate of .90% of the value of the fund's average daily net assets and is payable monthly.

Effective March 10, 2008, the Manager has undertaken until March 31, 2009 that, if the aggregate expenses, exclusive of shareholder servicing fees and Rule 12b-1 fees, but including the management fee, exceed

1.30% of the value of the fund's average daily net assets, the fund may deduct from the payment to be made to the Manager under the management agreement, or the Manager will bear, such excess expense.

During the period ended February 29, 2008, the Distributor retained $950 and $23 from commissions earned on sales of the fund's Class A and Class T shares, respectively, and $35,939 and $3,009 from CDSC on redemptions of the fund's Class B and Class C shares, respectively.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Class B, Class C and Class T shares pay the Distributor for distributing their shares at an annual rate of .75% of the value of the average daily net assets of Class B and Class C shares, respectively, and .25% of the value of the average daily net assets of Class T shares. During the period ended February 29, 2008, Class B, Class C and Class T shares were charged $60,768, $74,918 and $2,280, respectively, pursuant to the Plan.

(c) Under the Shareholder Services Plan, Class A, Class B, Class C and Class T shares pay the Distributor at an annual rate of .25% of the value of their average daily net assets for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended February 29, 2008, Class A, Class B, Class C and Class T shares were charged $76,305, $20,256, $24,972 and $2,280, respectively, pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended February 29, 2008, the fund was charged $51,740 pursuant to the transfer agency agreement.

The fund compensates The Bank of New York, a subsidiary of BNY Mellon and a Dreyfus affiliate, under a cash management agreement for performing cash management services related to fund subscriptions and redemptions. During the period ended February 29, 2008, the fund was charged $4,771 pursuant to the cash management agreement.

The fund compensates Mellon Bank, under a custody agreement for providing custodial services for the fund. During the period ended February 29, 2008, the fund was charged $6,981 pursuant to the custody agreement.

During the period ended February 29, 2008, the fund was charged $2,411 for services performed by the Chief Compliance Officer.

The components of "Due to The Dreyfus Corporation and affiliates" in the Statement of Assets and Liabilities consist of: management fees $62,713, Rule 12b-1 distribution plan fees $15,768, shareholder services plan fees $15,824, custodian fees $6,008, chief compliance officer fees $4,419 and transfer agency per account fees $16,198.

(d) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended February 29, 2008, amounted to $34,000,879 and $63,766,588, respectively.

At February 29, 2008, accumulated net unrealized depreciation on investments was $3,869,155, consisting of $9,844,604 gross unrealized appreciation and $13,713,759 gross unrealized depreciation.

At February 29, 2008, the cost of investment for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

For More Information

**Dreyfus Premier
Future Leaders Fund**
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

MBSC Securities Corporation
200 Park Avenue
New York, NY 10166

Ticker Symbols:	Class A: DFLAX	Class B: DFLBX	Class C: DPFCX
	Class I: DFLRX	Class T: DFLTX	

Telephone Call your financial representative or 1-800-554-4611

Mail The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission (''SEC'') for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2007, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



0522SA0208

Dreyfus Premier Select Midcap Growth Fund

SEMIANNUAL REPORT February 29, 2008




Dreyfus

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents



A LETTER FROM THE CEO

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus Premier Select Midcap Growth Fund, covering the six-month period from September 1, 2007, through February 29, 2008.

The past six months proved to be one of the more challenging periods for equity investors in recent memory. The U.S. economy sputtered under the weight of plunging housing values, and credit concerns that originated in the bond market's sub-prime mortgage sector spread to other areas of the financial markets. These developments dampened investor sentiment and produced heightened volatility in most segments of the stock market. Financial stocks were hit particularly hard due to sub-prime related write-downs, as were other market sectors that historically have been considered sensitive to economic downturns.

Recently, the Fed and the U.S. government have adopted accommodative monetary and fiscal policies in an effort to stimulate the U.S. economy, boost market liquidity and forestall a potential recession. While it's too early to know if their actions will be effective, we believe that the best defense against any economic volatility is to maintain a long-term perspective. To benefit from this focus, talk to your financial adviser today about your specific portfolio to ensure that your investments are best suited to capture the potential opportunities and manage the risks that may continue to surface during this current economic cycle.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's Portfolio Manager.

I wish you all continued success and I thank you all for your continued confidence and support.

Sincerely,

Thomas F. Eggers
Chief Executive Officer
The Dreyfus Corporation
March 17, 2008



DISCUSSION OF FUND PERFORMANCE

For the period of September 1, 2007, through February 29, 2008, as provided by Fred Kuehndorf, Portfolio Manager

Fund and Market Performance Overview

For the six-month period ended February 29, 2008, Dreyfus Premier Select Midcap Growth Fund produced total returns of –9.71% for Class A shares, –10.06% for Class B shares, –10.09% for Class C shares, –9.62% for Class I shares and –9.83% for Class T shares.[1] In comparison, the fund's benchmark, the Russell Midcap Growth Index (the "Index"), provided a –7.39% total return for the same period.[2]

Midcap stocks lost value over the reporting period amid an intensifying credit crisis and economic slowdown. The fund's returns lagged its benchmark, primarily due to sharp declines in early 2008, when a number of holdings with strong earnings momentum encountered sudden weakness as newly cautious investors attempted to shed risk in their portfolios.

The Fund's Investment Approach

The fund seeks capital appreciation by investing at least 80% of its assets in the stocks of companies with market capitalizations within the range of the Index at the time of purchase. When choosing stocks, we focus on individual stock selection, searching for growth companies whose fundamental strengths suggest the potential for superior earnings growth. Characteristics we look for include solid market positions, reasonable financial strength, a history of consistent earnings growth and above average profitability. We may sell a stock if the company's earnings are no longer growing, it no longer possesses the characteristics that caused its purchase, its valuation reaches or exceeds fair value, or it has become an overweighted portfolio position.

Risk-Averse Investors Punished Midcap Stocks

U.S. stocks in all capitalization ranges posted negative absolute returns over the reporting period due to a sharp downturn in the U.S. economy and an intensifying credit crunch that began in the sub-prime mortgage market and spread throughout the financial markets. Concerns regarding declining U.S. housing values, surging energy and food prices and their impact on consumer spending weighed heavily on investor psychology.

As a result, investors shifted their focus away from domestic small-cap and midcap companies toward larger, multinational companies with histories of consistent earnings growth in a variety of economic climates. In our judgment, even many fundamentally sound midcap companies were punished by newly risk-averse investors. The fund encountered particular difficulty over the first two months of 2008, when stocks that previously had fared relatively well suffered sharp declines, including a number of holdings with strongly positive earnings momentum.

Energy, Consumer Staples Stocks Weighed on Fund Results

The fund received especially disappointing results from energy stocks, which comprised one of the benchmark's better performing sectors. Many of the exploration-and-production companies that led the benchmark's energy component did not meet our investment criteria, so the fund failed to participate in their relative strength. Similarly, the fund held no coal producers, many of which benefited from rising commodity prices.

In the consumer staples area, beverages producer Hansen Natural Beverage reported sharply higher earnings, but the company's financial results nonetheless fell short of analysts' expectations, hurting the stock price. We subsequently sold the fund's position in the company. In addition, the fund's underweighted position in the materials sector, particularly its lack of exposure to steel producers, was a drag on relative performance. In the industrials area, for-profit education provider ITT Education lost value due to concerns regarding the effects of the economic downturn on current and prospective students.

These poor performers were offset to a degree by better results in other areas. The fund's information technology holdings fared relatively well, as MEMC Electronic Materials saw accelerating demand for the silicon used in solar energy panels and Dolby Laboratories benefited from the ongoing transition from analog to digital audio and video. The fund's underweighted exposure to retailers in the consumer discretionary sector bolstered its relative performance, as did strong contributions from the fund's sole utilities holding, natural gas distributor Questar.

Maintaining Patience, Discipline and a Long-Term Perspective

Our growth-oriented investment approach is designed to produce capital appreciation over the long term, but the concentrated nature of the fund's investment portfolio may expose it to periodic bouts of heightened volatility over the shorter term. When market conditions become challenging, we redouble our efforts to ensure that our holdings continue to display the characteristics that prompted their inclusion in the portfolio, and we try to maintain the patience and discipline required to stick with such investments during rough patches.

Indeed, we are aware that, when viewed from a long-term perspective, U.S. stocks have become more attractively valued relative to historical averages. For example, as of the end of the reporting period, the broader market's dividend yield stood at its highest level relative to U.S. Treasury securities since the late 1950s. Therefore, we recently have added selectively to existing positions in the beaten-down consumer discretionary sector, and we have reduced the fund's exposure to the industrials sector. In our view, these are prudent strategies as the economic cycle moves to its next phase.

March 17, 2008

[1] *Total return includes reinvestment of dividends and any capital gains paid, and does not take into consideration the maximum initial sales charges in the case of Class A and Class T shares, or the applicable contingent deferred sales charges imposed on redemptions in the case of Class B and Class C shares. Had these charges been reflected, returns would have been lower. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Return figures provided reflect the absorption of certain fund expenses by The Dreyfus Corporation pursuant to an agreement in effect through August 31, 2008, at which time it may be extended, terminated or modified. Had these expenses not been absorbed, the fund's returns would have been lower.* **Part of the fund's performance record is attributable to positive returns from its initial public offering (IPO) investments. There can be no guarantee that IPOs will have or continue to have a positive effect on fund performance. Currently, the fund is relatively small in asset size. IPOs tend to have a reduced effect on performance as a fund's asset base grows.**

[2] *SOURCE: LIPPER INC. - Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Russell Midcap Growth Index is a widely accepted, unmanaged index of medium-cap stock market performance and measures the performance of those Russell Midcap companies with higher price-to-book ratios and higher forecasted growth values. The Index does not take into account fees and expenses to which the fund is subject.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Premier Select Midcap Growth Fund from September 1, 2007 to February 29, 2008. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment

assuming actual returns for the six months ended February 29, 2008

	Class A	Class B	Class C	Class I	Class T
Expenses paid per $1,000†	$ 7.10	$ 10.63	$ 10.62	$ 5.92	$ 8.27
Ending value (after expenses)	$902.90	$899.40	$899.10	$903.80	$901.70

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment

assuming a hypothetical 5% annualized return for the six months ended February 29, 2008

	Class A	Class B	Class C	Class I	Class T
Expenses paid per $1,000†	$ 7.52	$ 11.27	$ 11.27	$ 6.27	$ 8.77
Ending value (after expenses)	$1,017.40	$1,013.67	$1,013.67	$1,018.65	$1,016.16

† *Expenses are equal to the fund's annualized expense ratio of 1.50% for Class A, 2.25% for Class B, 2.25% for Class C, 1.25% for Class I and 1.75% for Class T, multiplied by the average account value over the period, multiplied by 182/366 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

February 29, 2008 (Unaudited)

Common Stocks–94.2%	Shares	Value ($)
Consumer Discretionary–12.6%		
Burger King Holdings	29,850	765,951
Gildan Activewear	17,685 a	666,901
J Crew Group	14,395 a,b	576,520
Priceline.com	5,300 a,b	604,306
Tim Hortons	23,320 b	820,164
Urban Outfitters	21,145 a	608,553
		4,042,395
Consumer Staples–4.0%		
Energizer Holdings	7,330 a	680,444
Estee Lauder, Cl. A	14,340	610,597
		1,291,041
Energy–13.2%		
Cameron International	16,180 a	687,326
Core Laboratories	6,335 a	770,336
Helmerich & Payne	14,785	662,812
Oceaneering International	10,710 a	642,600
Smith International	11,495	724,530
Superior Energy Services	18,355 a	746,865
		4,234,469
Financial–11.9%		
Affiliated Managers Group	6,525 a,b	628,684
GFI Group	7,980 a	610,869
IntercontinentalExchange	6,080 a	792,224
SEI Investments	29,735	743,672
T. Rowe Price Group	20,530	1,037,381
		3,812,830
Health Care–7.6%		
Gilead Sciences	19,415 a	918,718
IDEXX Laboratories	16,400 a	909,708
VCA Antech	19,135 a	614,425
		2,442,851
Industrial–15.8%		
C.H. Robinson Worldwide	15,065	764,850
CF Industries Holdings	2,600	317,408
Goodrich	11,215	664,264

Common Stocks (continued)	Shares	Value ($)
Industrial (continued)		
Harsco	13,725	775,325
Precision Castparts	6,360	702,080
Rockwell Collins	13,500	795,150
Stericycle	19,750 a	1,064,328
		5,083,405
Information Technology—24.1%		
Amdocs	18,300 a	567,300
Amphenol, Cl. A	30,575	1,130,358
Dolby Laboratories, Cl. A	19,915 a	881,239
FactSet Research Systems	11,885	625,626
Harris	11,365	554,953
MEMC Electronic Materials	15,065 a	1,149,158
NeuStar, Cl. A	5,000 a	128,300
Satyam Computer Services, ADR	33,365	833,458
Trimble Navigation	22,985 a	628,410
Varian Semiconductor Equipment Associates	13,890 a	469,204
Western Digital	25,495 a	787,031
		7,755,037
Materials—2.4%		
Airgas	15,620	**758,976**
Utilities—2.6%		
Questar	15,340	**847,535**
Total Common Stocks		
(cost $30,649,584)		**30,268,539**

Other Investment—2.7%		
Registered Investment Company;		
Dreyfus Institutional Preferred Plus Money Market Fund (cost $852,000)	852,000 c	**852,000**

Investment of Cash Collateral for Securities Loaned—2.5%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Plus Fund (cost $808,167)	808,167 c	**808,167**
Total Investments (cost $32,309,751)	**99.4%**	**31,928,706**
Cash and Receivables (Net)	**.6%**	**184,051**
Net Assets	**100.0%**	**32,112,757**

ADR—American Depository Receipts

a   Non-income producing security.

b   All or a portion of these securities are on loan. At February 29, 2008, the total market value of the fund's securities on loan is $750,775 and the total market value of the collateral held by the fund is $808,167.

c   Investment in affiliated money market mutual fund.

Portfolio Summary (Unaudited)†

	Value (%)		Value (%)
Information Technology	24.1	Money Market Investments	5.2
Industrial	15.8	Consumer Staples	4.0
Energy	13.2	Utilities	2.6
Consumer Discretionary	12.6	Materials	2.4
Financial	11.9		
Health Care	7.6		**99.4**

†   Based on net assets.

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

February 29, 2008 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments (including securities on loan, valued at $750,775)–Note 1(b):		
Unaffiliated issuers	30,649,584	30,268,539
Affiliated issuers	1,660,167	1,660,167
Cash		10,986,653
Receivable for shares of Common Stock subscribed		300,969
Receivable for investment securities sold		98,723
Dividends and interest receivable		14,788
Prepaid expenses		33,276
		43,363,115
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(c)		22,309
Payable for investment securities purchased		10,313,010
Liability for securities on loan–Note 1(b)		808,167
Payable for shares of Common Stock redeemed		80,005
Interest payable–Note 2		66
Accrued expenses		26,801
		11,250,358
Net Assets ($)		**32,112,757**
Composition of Net Assets ($):		
Paid-in capital		32,957,642
Accumulated Investment (loss)–net		(47,436)
Accumulated net realized gain (loss) on investments		(416,404)
Accumulated net unrealized appreciation (depreciation) on investments		(381,045)
Net Assets ($)		**32,112,757**

Net Asset Value Per Share

	Class A	Class B	Class C	Class I	Class T
Net Assets ($)	2,606,286	908,463	1,196,668	27,354,972	46,368
Shares Outstanding	137,032	49,931	65,636	1,414,935	2,470
Net Asset Value Per Share ($)	**19.02**	**18.19**	**18.23**	**19.33**	**18.77**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended February 29, 2008 (Unaudited)

Investment Income ($):	
Income:	
Cash dividends (net of $408 foreign taxes withheld at source):	
Unaffiliated issuers	21,364
Affiliated issuers	16,372
Income from securities lending	804
Total Income	**38,540**
Expenses:	
Management fee–Note 3(a)	42,743
Registration fees	23,699
Auditing fees	13,989
Shareholder servicing costs–Note 3(c)	13,278
Distribution fees–Note 3(b)	8,270
Custodian fees–Note 3(c)	5,940
Prospectus and shareholders' reports	4,637
Directors' fees and expenses–Note 3(d)	346
Loan commitment fees–Note 2	35
Legal fees	26
Miscellaneous	5,409
Total Expenses	**118,372**
Less–reduction in management fee due to undertaking–Note 3(a)	(31,918)
Less–reduction in fees due to earnings credits–Note 1(b)	(478)
Net Expenses	**85,976**
Investment (Loss)–Net	**(47,436)**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	(413,748)
Net unrealized appreciation (depreciation) on investments	(1,573,176)
Net Realized and Unrealized Gain (Loss) on Investments	**(1,986,924)**
Net (Decrease) in Net Assets Resulting from Operations	**(2,034,360)**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended February 29, 2008 (Unaudited)	Year Ended August 31, 2007[a]
Operations ($):		
Investment (loss)–net	(47,436)	(46,956)
Net realized gain (loss) on investments	(413,748)	423,947
Net unrealized appreciation (depreciation) on investments	(1,573,176)	290,284
Net Increase (Decrease) in Net Assets Resulting from Operations	**(2,034,360)**	**667,275**
Dividends to Shareholders from ($):		
Net realized gain on investments:		
Class A shares	(74,522)	(190,889)
Class B shares	(25,834)	(98,866)
Class C shares	(32,873)	(135,067)
Class I shares	(113,460)	(16,285)
Class T shares	(1,317)	(4,141)
Total Dividends	**(248,006)**	**(445,248)**
Capital Stock Transactions ($):		
Net proceeds from shares sold:		
Class A shares	805,724	2,408,796
Class B shares	590,928	244,195
Class C shares	246,071	727,049
Class I shares	27,408,200	1,509,265
Class T shares	11,182	15,407
Dividends reinvested:		
Class A shares	65,822	171,064
Class B shares	23,628	89,082
Class C shares	24,464	109,895
Class I shares	61,461	16,285
Class T shares	429	1,670
Cost of shares redeemed:		
Class A shares	(567,565)	(1,284,672)
Class B shares	(160,859)	(476,467)
Class C shares	(318,937)	(367,024)
Class I shares	(152,605)	(234,122)
Class T shares	(10)	(176,562)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**28,037,933**	**2,753,861**
Total Increase (Decrease) in Net Assets	**25,755,567**	**2,975,888**
Net Assets ($):		
Beginning of Period	6,357,190	3,381,302
End of Period	**32,112,757**	**6,357,190**
Investment (loss)–Net	(47,436)	–

	Six Months Ended February 29, 2008 (Unaudited)	Year Ended August 31, 2007 [a]
Capital Share Transactions:		
Class A [b]		
Shares sold	36,917	116,369
Shares issued for dividends reinvested	2,920	8,728
Shares redeemed	(27,382)	(61,678)
Net Increase (Decrease) in Shares Outstanding	**12,455**	**63,419**
Class B [b]		
Shares sold	27,676	11,890
Shares issued for dividends reinvested	1,094	4,701
Shares redeemed	(8,056)	(23,574)
Net Increase (Decrease) in Shares Outstanding	**20,714**	**(6,983)**
Class C		
Shares sold	11,594	35,902
Shares issued for dividends reinvested	1,131	5,790
Shares redeemed	(15,343)	(17,864)
Net Increase (Decrease) in Shares Outstanding	**(2,618)**	**23,828**
Class I		
Shares sold	1,346,370	69,934
Shares issued for dividends reinvested	2,685	820
Shares redeemed	(7,417)	(10,720)
Net Increase (Decrease) in Shares Outstanding	**1,341,638**	**60,034**
Class T		
Shares sold	495	717
Shares issued for dividends reinvested	19	86
Shares redeemed	–	(8,186)
Net Increase (Decrease) in Shares Outstanding	**514**	**(7,383)**

[a] Effective June 1, 2007, Class R shares were redesignated as Class I shares.

[b] During the period ended February 29, 2008, 2,636 Class B shares representing $57,564 were automatically converted to 2,531 Class A shares and during the period ended August 31, 2007, 6,923 Class B shares representing $136,134 were automatically converted to 6,680 Class A shares.

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Six Months Ended February 29, 2008	Year Ended August 31,				
Class A Shares	(Unaudited)	2007	2006	2005	2004	2003[a]
Per Share Data ($):						
Net asset value, beginning of period	21.57	20.83	19.36	16.01	15.19	12.50
Investment Operations:						
Investment (loss)−net[b]	(.09)	(.16)	(.16)	(.20)	(.18)	(.08)
Net realized and unrealized gain (loss) on investments	(1.92)	3.90	2.31	3.90	1.00	2.77
Total from Investment Operations	(2.01)	3.74	2.15	3.70	.82	2.69
Distributions:						
Dividends from net realized gain on investments	(.54)	(3.00)	(.68)	(.35)	–	–
Net asset value, end of period	19.02	21.57	20.83	19.36	16.01	15.19
Total Return (%)[c]	(9.71)[d]	19.42	11.29	23.23	5.33	21.60[d]
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	2.28[e]	4.30	4.21	4.54	7.15	6.39[d]
Ratio of net expenses to average net assets	1.50[e]	1.50	1.50	1.54	1.50	.64[d]
Ratio of net investment (loss) to average net assets	(.87)[e]	(.77)	(.78)	(1.10)	(1.10)	(.53)[d]
Portfolio Turnover Rate	30.47[d]	70.50	64.92	45.08	97.27	39.58[d]
Net Assets, end of period ($ x 1,000)	2,606	2,687	1,274	815	465	463

[a] *From March 31, 2003 (commencement of operations) to August 31, 2003.*
[b] *Based on average shares outstanding at each month end.*
[c] *Exclusive of sales charge.*
[d] *Not annualized.*
[e] *Annualized.*
See notes to financial statements.

Class B Shares	Six Months Ended February 29, 2008 (Unaudited)	2007	2006	2005	2004	2003ª
		Year Ended August 31,				
Per Share Data ($):						
Net asset value, beginning of period	20.73	20.26	18.98	15.84	15.15	12.50
Investment Operations:						
Investment (loss)–net b	(.17)	(.32)	(.31)	(.33)	(.30)	(.13)
Net realized and unrealized gain (loss) on investments	(1.83)	3.79	2.27	3.82	.99	2.78
Total from Investment Operations	(2.00)	3.47	1.96	3.49	.69	2.65
Distributions:						
Dividends from net realized gain on investments	(.54)	(3.00)	(.68)	(.35)	–	–
Net asset value, end of period	18.19	20.73	20.26	18.98	15.84	15.15
Total Return (%) c	(10.06)d	18.53	10.43	22.21	4.56	21.20d
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	3.05e	5.22	4.95	5.26	7.96	5.98d
Ratio of net expenses to average net assets	2.25e	2.25	2.25	2.27	2.25	.95d
Ratio of net investment (loss) to average net assets	(1.61)e	(1.58)	(1.56)	(1.83)	(1.85)	(.83)d
Portfolio Turnover Rate	30.47d	70.50	64.92	45.08	97.27	39.58d
Net Assets, end of period ($ x 1,000)	908	606	734	904	789	818

[a] *From March 31, 2003 (commencement of operations) to August 31, 2003.*

[b] *Based on average shares outstanding at each month end.*

[c] *Exclusive of sales charge.*

[d] *Not annualized.*

[e] *Annualized.*

See notes to financial statements.

Class C Shares	Six Months Ended February 29, 2008 (Unaudited)	Year Ended August 31,				
		2007	2006	2005	2004	2003[a]
Per Share Data ($):						
Net asset value, beginning of period	20.78	20.30	19.01	15.82	15.15	12.50
Investment Operations:						
Investment (loss)–net[b]	(.16)	(.32)	(.31)	(.31)	(.30)	(.12)
Net realized and unrealized gain (loss) on investments	(1.85)	3.80	2.28	3.85	.97	2.77
Total from Investment Operations	(2.01)	3.48	1.97	3.54	.67	2.65
Distributions:						
Dividends from net realized gain on investments	(.54)	(3.00)	(.68)	(.35)	–	–
Net asset value, end of period	18.23	20.78	20.30	19.01	15.82	15.15
Total Return (%)[c]	(10.09)[d]	18.56	10.47	22.55	4.42	21.20[d]
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	3.04[e]	5.11	4.90	5.19	7.66	7.49[d]
Ratio of net expenses to average net assets	2.25[e]	2.25	2.25	2.22	2.25	.95[d]
Ratio of net investment (loss) to average net assets	(1.62)[e]	(1.55)	(1.55)	(1.78)	(1.86)	(.84)[d]
Portfolio Turnover Rate	30.47[d]	70.50	64.92	45.08	97.27	39.58[d]
Net Assets, end of period ($ x 1,000)	1,197	1,418	902	882	456	290

[a] *From March 31, 2003 (commencement of operations) to August 31, 2003.*
[b] *Based on average shares outstanding at each month end.*
[c] *Exclusive of sales charge.*
[d] *Not annualized.*
[e] *Annualized.*
See notes to financial statements.

Class I Shares	Six Months Ended February 29, 2008 (Unaudited)	Year Ended August 31,				
		2007[a]	2006	2005	2004	2003[b]
Per Share Data ($):						
Net asset value, beginning of period	21.89	21.04	19.49	16.06	15.21	12.50
Investment Operations:						
Investment (loss)–net[c]	(.04)	(.09)	(.12)	(.14)	(.14)	(.06)
Net realized and unrealized gain (loss) on investments	(1.98)	3.94	2.35	3.92	.99	2.77
Total from Investment Operations	(2.02)	3.85	2.23	3.78	.85	2.71
Distributions:						
Dividends from net realized gain on investments	(.54)	(3.00)	(.68)	(.35)	–	–
Net asset value, end of period	19.33	21.89	21.04	19.49	16.06	15.21
Total Return (%)	(9.62)[d]	19.78	11.57	23.73	5.52	21.76[d]
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	1.63[e]	3.88	3.81	4.16	6.81	7.10[d]
Ratio of net expenses to average net assets	1.25[e]	1.25	1.25	1.20	1.25	.53[d]
Ratio of net investment (loss) to average net assets	(.54)[e]	(.46)	(.57)	(.76)	(.85)	(.42)[d]
Portfolio Turnover Rate	30.47[d]	70.50	64.92	45.08	97.27	39.58[d]
Net Assets, end of period ($ x 1,000)	27,355	1,604	279	329	265	243

[a] Effective June 1, 2007, Class R shares were redesignated as Class I shares.
[b] From March 31, 2003 (commencement of operations) to August 31, 2003.
[c] Based on average shares outstanding at each month end.
[d] Not annualized.
[e] Annualized.
See notes to financial statements.

Class T Shares	Six Months Ended February 29, 2008 (Unaudited)	Year Ended August 31,				
		2007	2006	2005	2004	2003[a]
Per Share Data ($):						
Net asset value, beginning of period	21.32	20.67	19.25	15.95	15.18	12.50
Investment Operations:						
Investment (loss)–net[b]	(.12)	(.22)	(.22)	(.23)	(.22)	(.09)
Net realized and unrealized gain (loss) on investments	(1.89)	3.87	2.32	3.88	.99	2.77
Total from Investment Operations	(2.01)	3.65	2.10	3.65	.77	2.68
Distributions:						
Dividends from net realized gain on investments	(.54)	(3.00)	(.68)	(.35)	–	–
Net asset value, end of period	18.77	21.32	20.67	19.25	15.95	15.18
Total Return (%)[c]	(9.83)[d]	19.10	11.03	23.07	5.00	21.52[d]
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	3.37[e]	5.08	4.32	4.67	7.31	7.32[d]
Ratio of net expenses to average net assets	1.75[e]	1.75	1.75	1.71	1.75	.74[d]
Ratio of net investment (loss) to average net assets	(1.12)[e]	(1.13)	(1.09)	(1.27)	(1.36)	(.63)[d]
Portfolio Turnover Rate	30.47[d]	70.50	64.92	45.08	97.27	39.58[d]
Net Assets, end of period ($ x 1,000)	46	42	193	347	260	243

[a] *From March 31, 2003 (commencement of operations) to August 31, 2003.*
[b] *Based on average shares outstanding at each month end.*
[c] *Exclusive of sales charge.*
[d] *Not annualized.*
[e] *Annualized.*
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Premier Select Midcap Growth Fund (the "fund") is a separate diversified series of Advantage Funds, Inc. (the "Company"), which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company currently offering thirteen series, including the fund. The fund's investment objective is capital appreciation. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser.

On July 1, 2007, Mellon Financial Corporation and The Bank of New York Company, Inc. merged, forming The Bank of New York Mellon Corporation ("BNY Mellon"). As part of this transaction, Dreyfus became a wholly-owned subsidiary of BNY Mellon.

MBSC Securities Corporation (the "Distributor") a wholly-owned subsidiary of the Manager is the distributor of the fund's shares. The fund is authorized to issue 500 million shares of $.001 par value Common Stock. The fund currently offers five classes of shares: Class A (100 million shares authorized), Class B (100 million shares authorized), Class C (100 million shares authorized), Class I (100 million shares authorized) and Class T (100 million shares authorized). Class A and Class T shares are subject to a sales charge imposed at the time of purchase. Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase and automatically convert to Class A shares after six years. The fund does not offer Class B shares, except tin connection with dividend reinvestment and permitted exchanges of Class B shares. Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase and Class I shares are sold at net asset value per share only to institutional investors. Other differences between the classes include the services offered to and the expenses borne by each class, the allocation of certain transfer agency costs and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The Company accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities (including options) are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sales price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. Registered open-end investment companies that are not traded on an exchange are valued at their net asset value. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the fund calculates its net asset value, the fund may value these investments at fair value as determined in accordance with the procedures approved by the Board of Directors. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADRs and futures contracts. For other securities that are fair valued by the Board of Directors, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold and public trading in similar securities of the issuer or comparable issuers. Financial futures are valued at the last sales price.

The Financial Accounting Standards Board ("FASB") released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gains and losses from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

The fund has arrangements with the custodian and cash management banks whereby the fund may receive earnings credits when positive cash balances are maintained, which are used to offset custody and cash management fees. For financial reporting purposes, the fund includes net earnings credits, as an expense offset in the Statement of Operations.

Pursuant to a securities lending agreement with Mellon Bank, N.A., ("Mellon Bank"), a subsidiary of BNY Mellon and a Dreyfus affiliate, the fund may lend securities to qualified institutions. It is the fund's policy, that at origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan is maintained at all times. Collateral is either in the form of cash, which can be invested in certain money market mutual funds managed by Manager, U.S. Government and Agency securities of Letters of Credit. The portfolio is entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the portfolio bears the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner. During the period ended February 29, 2008, Mellon Bank earned $345, from lending fund portfolio securities, pursuant to the securities lending agreement.

(c) Affiliated issuers: Investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

(d) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net and dividends from net realized capital gains, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gains could be offset by capital loss carryovers, it is the policy of the fund not to distribute such gains. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(e) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

During the current year, the fund adopted FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. The adoption of FIN 48 had no impact on the operations of the fund for the period ended February 29, 2008.

Each of the tax years in the three-year period ended August 31, 2007, remains subject to examination by the Internal Revenue Service and state taxing authorities.

The tax character of distributions paid to shareholders during the fiscal year ended August 31, 2007 was as follows: ordinary income $30,282 and long-term capital gains $414,966. The tax character of current year distributions will be determined at the end of the current fiscal year.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowing. During the period ended February 29, 2008, the fund did not borrow under the Facility.

NOTE 3—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement (the "Agreement") with the Manager, the management fee is computed at the annual rate of .75% of the value of the fund's average daily net assets and is payable monthly. The Manager has undertaken from September 1, 2007 through August 31, 2008 that, if the fund's aggregate expenses, exclusive of taxes, brokerage fees, interest on borrowings, Rule 12b-1 distribution plan fees, shareholder service plan fees and extraordinary expenses, exceed an annual rate of 1.25% of the value of the fund's average daily net assets, the fund may deduct from the payment to be made to the Manager under the Agreement, or the Manager will bear, such excess expense. The reduction in management fee, pursuant to the undertaking, amounted to $31,918 during the period ended February 29, 2008.

During the period ended February 29, 2008, the Distributor retained $813 from commissions earned on sales of the fund's Class A shares, and $1,017 from CDSC on redemptions of the fund's Class B shares.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Class B, Class C and Class T shares pay the Distributor for distributing their shares at an annual rate of .75% of the value of the average daily net assets of Class B and Class C shares, and .25% of the value of the average daily net assets of Class T shares. During the period ended February 29, 2008, Class B, Class C and Class T shares were charged $3,329, $4,878 and $63, respectively, pursuant to the Plan.

(c) Under the Shareholder Services Plan, Class A, Class B, Class C and Class T shares pay the Distributor at an annual rate of .25% of the value of their average daily net assets for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended February 29, 2008, Class A, Class B, Class C and Class T shares were charged $3,632, $1,109, $1,626 and $63, respectively, pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended February 29, 2008, the fund was charged $3,668 pursuant to the transfer agency agreement.

The fund compensates The Bank of New York, a subsidiary of BNY Mellon and a Dreyfus affiliate, under a cash management agreement for performing cash management services related to fund subscriptions and redemptions. During the period ended February 29, 2008, the fund was charged $263 pursuant to the cash management agreement.

The fund compensates Mellon Bank, under a custody agreement for providing custodial services for the fund. During the period ended February 29, 2008, the fund was charged $5,940 pursuant to the custody agreement.

During the period ended February 29, 2008, the fund was charged $2,411 for services performed by the Chief Compliance Officer.

The components of "Due to The Dreyfus Corporation and affiliates" in the Statement of Assets and Liabilities consist of: management fees $12,822, Rule 12b-1 distribution plan fees $1,286 shareholder services plan fees $963, custodian fees $3,901, chief compliance officer fees $4,419, transfer agency per account fees $799, which are offset against an expense reimbursement currently in effect in the amount of $1,881.

(d) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended February 29, 2008, amounted to $29,688,981 and $3,689,797, respectively.

At February 29, 2008, accumulated net unrealized depreciation on investments was $381,045, consisting of $548,468 gross unrealized appreciation and $929,513 gross unrealized depreciation.

At February 29, 2008, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

For More Information

**Dreyfus Premier
Select Midcap Growth Fund**
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

MBSC Securities Corporation
200 Park Avenue
New York, NY 10166

| **Ticker Symbols:** | Class A: DASMX | Class B: DBSMX | Class C: DCSMX |
| | Class I: DRSMX | Class T: DMGTX | |

Telephone Call your financial representative or 1-800-554-4611

Mail The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2007, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



0600SA0208

Dreyfus Premier Strategic Value Fund

SEMIANNUAL REPORT February 29, 2008





BNY MELLON
ASSET MANAGEMENT

Dreyfus

Save time. Save paper. View your next shareholder report online as soon as it's available. Log into www.dreyfus.com and sign up for Dreyfus eCommunications. It's simple and only takes a few minutes.

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents



A LETTER FROM THE CEO

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus Premier Strategic Value Fund, covering the six-month period from September 1, 2007, through February 29, 2008.

The past six months proved to be one of the more challenging periods for equity investors in recent memory. The U.S. economy sputtered under the weight of plunging housing values, and credit concerns that originated in the bond market's sub-prime mortgage sector spread to other areas of the financial markets. These developments dampened investor sentiment and produced heightened volatility in most segments of the stock market. Financial stocks were hit particularly hard due to sub-prime related write-downs, as were other market sectors that historically have been considered sensitive to economic downturns.

Recently, the Fed and the U.S. government have adopted accommodative monetary and fiscal policies in an effort to stimulate the U.S. economy, boost market liquidity and forestall a potential recession. While it's too early to know if their actions will be effective, we believe that the best defense against any economic volatility is to maintain a long-term perspective. To benefit from this focus, talk to your financial adviser today about your specific portfolio to ensure that your investments are best suited to capture the potential opportunities and manage the risks that may continue to surface during this current economic cycle.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's Portfolio Manager.

I wish you all continued success and I thank you all for your continued confidence and support.

Sincerely,

Thomas F. Eggers
Chief Executive Officer
The Dreyfus Corporation
March 17, 2008



DISCUSSION OF FUND PERFORMANCE

For the period of September 1, 2007, through February 29, 2008, as provided by Brian Ferguson, Portfolio Manager

Fund and Market Performance Overview

For the six-month period ended February 29, 2008, Dreyfus Premier Strategic Value Fund's Class A shares produced a total return of –5.88%, Class B Shares produced –6.26%, Class C shares produced –6.25%, Class I shares produced –5.80%, and Class T shares produced –6.03%.[1] The fund's benchmark, the Russell 1000 Value Index (the "Index"), produced a total return of –10.38% for the same period.[2]

Stocks declined sharply over the reporting period as a credit crisis, reduced market liquidity and an economic slowdown dampened investor sentiment. In this challenging environment, the fund outperformed its benchmark, mainly due to strong security selections in nine of the benchmark's 10 market sectors.

The Fund's Investment Approach

The fund seeks capital appreciation. To pursue this goal, we invest at least 80% of the fund's assets in stocks, including common stocks, preferred stocks and convertible securities. The fund may invest up to 30% of its assets in foreign issuers. When selecting stocks for the fund, we utilize a "bottom-up" approach in which we focus on individual stock selection rather than attempting to forecast market trends. Our investment approach is value-oriented and research-driven. When selecting stocks, we identify potential investments through extensive quantitative and fundamental research with a focus on value, business health and business momentum.

Stock Selections Bolstered Relative Performance

The U.S. stock market posted negative absolute returns over the reporting period due to a sharp downturn in the U.S. economy and an intensifying credit crunch that began in the sub-prime mortgage market and spread throughout the financial markets. Concerns regarding declining U.S. housing values, surging energy and food prices, weaker employment trends and their impact on consumer spending weighed heavily on investor psychology. The Federal Reserve Board attempted to promote greater market liquidity and forestall a potential recession by reducing short-term interest rates from 5.25% to 3% by the reporting period's end.

The fund's absolute performance suffered along with the overall market in this difficult investment climate, but strong favorable stock selections in nearly every market sector supported the fund's performance compared to its benchmark. We attribute the fund's strong relative performance, in part, to our Core Research Group, whose insightful analyses led to favorable timing in the purchases and sales of individual stocks.

In the energy sector, one of the benchmark's better-performing areas, an emphasis on natural gas exploration and production companies contributed positively to the fund's relative performance. Strong supply-and-demand dynamics in the natural gas market produced higher revenues for holdings such as Devon Energy, XTO Energy and EOG Resources. Exploration-and-production company Occidental Petroleum's stock also gained value as energy demand and commodity prices climbed.

Within the consumer discretionary sector, media-related stocks proved to be especially beneficial to the fund's relative performance. For example, Viacom's share price advanced as the global entertainment company encountered heightened demand for its cable programming during an industry-wide strike by the Writers Guild of America.

The fund's selection of telecommunications services stocks also aided performance. Most notably, the fund benefited from its lack of exposure to Sprint Nextel, which weighed on the benchmark's results. The fund did not invest in the wireless telephone company due to its shrinking subscriber base and ongoing internal issues.

Mortgage Woes Undermined the Financials Sector

The collapse of the mortgage market, burgeoning credit issues and related turmoil in the financials sector were insurmountable for the fund and its benchmark. Although we trimmed some of the fund's financials holdings and exited certain mortgage-oriented and credit-sensitive stocks, these actions did not fully offset pervasive weakness in the financials sector. We believed that government-sponsored enterprises such as Freddie Mac and Fannie Mae would be relatively insulated from the credit crisis due to their higher-quality mortgage holdings and stricter capital requirements scrutiny. However, even the more fundamentally sound mortgage-related stocks were derailed by the credit crisis. An investment in mortgage insurer The PMI Group also detracted from performance, as did holdings of major commercial and investment banks Citigroup, Wachovia, Merrill Lynch & Company and Morgan Stanley.

Finding Opportunities in a Volatile Market

In our judgment, credit issues are likely to persist over the near term. However, we believe that stimulus packages announced by the Fed and U.S. government may provide the necessary liquidity to prevent a financial system collapse, potentially providing valuation support for equities as conditions stabilize.

As of the reporting period's end, we have continued to favor natural gas exploration-and-production companies, and we have found several opportunities in media and retail stocks. Conversely, spending and demand trends have slowed for information technology companies, causing us to reduce the fund's exposure to the sector. We have continued to monitor other industry groups, and we are prepared to adjust our strategies should we detect evidence of fundamental change in the fund's current holdings.

March 17, 2008

[1] *Total return includes reinvestment of dividends and any capital gains paid and does not take into consideration the maximum initial sales charges in the case of Class A and Class T shares, or the applicable contingent deferred sales charges imposed on redemptions in the case of Class B and Class C shares. Had these charges been reflected, returns would have been lower. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, portfolio shares may be worth more or less than their original cost.*
   Part of the fund's recent performance is attributable to positive returns from its initial public offering (IPO) investments. There can be no guarantee that IPOs will have or continue to have a positive effect on the fund's performance.

[2] *SOURCE: LIPPER, INC. – Reflects the reinvestment of net dividends and, where applicable, capital gain distributions. The Russell 1000 Value Index is an unmanaged index which measures the performance of those Russell 1000 companies with lower price-to-book ratios and lower forecasted growth values.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Premier Strategic Value Fund from September 1, 2007 to February 29, 2008. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment

assuming actual returns for the six months ended February 29, 2008

	Class A	Class B	Class C	Class I	Class T
Expenses paid per $1,000†	$ 5.55	$ 9.44	$ 9.15	$ 4.68	$ 6.70
Ending value (after expenses)	$941.20	$937.40	$937.50	$942.00	$939.70

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment

assuming a hypothetical 5% annualized return for the six months ended February 29, 2008

	Class A	Class B	Class C	Class I	Class T
Expenses paid per $1,000†	$ 5.77	$ 9.82	$ 9.52	$ 4.87	$ 6.97
Ending value (after expenses)	$1,019.14	$1,015.12	$1,015.42	$1,020.04	$1,017.95

† *Expenses are equal to the fund's annualized expense ratio of 1.15% for Class A, 1.96% for Class B, 1.90% for Class C, .97% for Class I and 1.39% for Class T multiplied by the average account value over the period, multiplied by 182/366 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

February 29, 2008 (Unaudited)

Common Stocks—99.0%	Shares		Value ($)
Consumer Discretionary—7.0%			
Centex	53,300	a	1,182,727
Gap	164,620		3,320,385
Johnson Controls	74,600		2,451,356
Lowe's Cos.	117,890		2,825,823
McDonald's	50,500		2,732,555
News, Cl. A	435,860		8,024,183
NVR	3,690	a,b	1,995,109
Omnicom Group	138,620		6,192,155
TJX Cos.	72,350		2,315,200
Toll Brothers	101,700	a,b	2,157,057
Viacom, Cl. B	146,560	b	5,825,760
			39,022,310
Consumer Staples—13.2%			
Altria Group	187,180		13,690,345
Archer-Daniels-Midland	51,490		2,322,199
Coca-Cola	74,580		4,359,947
ConAgra Foods	109,900		2,428,790
CVS Caremark	177,380		7,162,604
Dean Foods	263,720	a	5,675,254
Estee Lauder, Cl. A	98,710		4,203,072
Kraft Foods, Cl. A	291,946	a	9,099,957
Molson Coors Brewing, Cl. B	104,510	a	5,639,360
Procter & Gamble	165,250	a	10,936,245
Smithfield Foods	102,080	b	2,812,304
Wal-Mart Stores	91,450		4,535,005
			72,865,082
Energy—16.7%			
Anadarko Petroleum	37,740		2,405,548
Cameron International	124,030	b	5,268,794
Chesapeake Energy	137,640	a	6,224,081
Devon Energy	169,060		17,365,843
El Paso	253,920	a	4,138,896
EOG Resources	45,960	a	5,468,780
Hess	59,340	a	5,529,301
Marathon Oil	166,470		8,849,545

Common Stocks (continued)	Shares		Value ($)
Energy (continued)			
Occidental Petroleum	201,880		15,619,456
Valero Energy	101,240		5,848,635
XTO Energy	255,185		15,747,466
			92,466,345
Financial—24.0%			
Ameriprise Financial	53,570		2,712,785
AON	65,050		2,706,730
Astoria Financial	103,220		2,701,267
Capital One Financial	33,710	a	1,551,671
Chubb	164,110		8,353,199
Citigroup	393,934		9,340,175
Fannie Mae	114,560	a	3,167,584
Fidelity National Financial, Cl. A	81,240		1,430,636
First American	38,410		1,337,820
Freddie Mac	38,070		958,603
Genworth Financial, Cl. A	120,540		2,794,117
Goldman Sachs Group	52,050		8,829,241
Interactive Brokers Group, Cl. A	175,590	a,b	5,455,581
Invesco	164,160		4,204,138
JPMorgan Chase & Co.	523,438		21,277,755
Lincoln National	75,780		3,873,116
Merrill Lynch & Co.	115,980		5,747,969
MetLife	94,930		5,530,622
Morgan Stanley	88,820		3,741,098
Northern Trust	93,510		6,324,081
People's United Financial	165,080		2,783,249
PNC Financial Services Group	101,550		6,238,217
Principal Financial Group	62,700	a	3,462,921
State Street	94,630	a	7,433,187
TD Ameritrade Holding	153,810	a	2,814,723
U.S. Bancorp	261,340		8,368,107
			133,138,592

Common Stocks (continued)	Shares	Value ($)
Health Care–9.1%		
Abbott Laboratories	194,620	10,421,901
Amgen	31,470 [b]	1,432,514
Baxter International	89,410	5,276,978
Covidien	66,130	2,829,703
Hospira	66,410 [b]	2,826,410
Merck & Co.	169,820	7,523,026
Thermo Fisher Scientific	103,400 [a,b]	5,783,162
Wyeth	333,210	14,534,620
		50,628,314
Industrials–9.2%		
Deere & Co.	40,480	3,449,301
Dover	84,760	3,518,388
Eaton	85,310	6,878,545
Emerson Electric	166,110	8,464,966
General Electric	162,030	5,369,674
Honeywell International	103,440	5,951,938
Lockheed Martin	37,420	3,861,744
Raytheon	67,040	4,346,874
Union Pacific	27,040	3,373,510
Waste Management	168,410	5,528,900
		50,743,840
Information Technology–4.3%		
Cisco Systems	116,060 [b]	2,828,382
Hewlett-Packard	64,990	3,104,572
Intel	119,160	2,377,242
International Business Machines	26,150	2,977,439
McAfee	79,300 [b]	2,638,311
Microsoft	87,210	2,373,856
NCR	124,180 [a,b]	2,751,829
QUALCOMM	108,730	4,606,890
		23,658,521

Common Stocks (continued)	Shares	Value ($)
Materials—3.4%		
Air Products & Chemicals	32,120	2,933,520
Allegheny Technologies	34,040	2,632,994
Celanese, Ser. A	135,640	5,276,396
Dow Chemical	69,780 [a]	2,630,008
Freeport-McMoRan Copper & Gold	30,680	3,094,385
Smurfit-Stone Container	294,760 [a,b]	2,343,342
		18,910,645
Telecommunication Services—4.8%		
AT & T	522,649	18,203,865
Verizon Communications	230,790	8,382,293
		26,586,158
Utilities—7.3%		
Constellation Energy Group	55,460	4,899,891
Entergy	62,890	6,461,319
Exelon	68,370 [a]	5,117,495
FPL Group	63,190	3,809,725
NRG Energy	216,370 [a,b]	8,929,590
Questar	108,460	5,992,415
Southern	152,820 [a]	5,276,875
		40,487,310
Total Common Stocks		
(cost $517,982,351)		**548,507,117**

Other Investment—.4%		
Registered Investment Company;		
Dreyfus Institutional Preferred Plus Money Market Fund (cost $2,407,000)	2,407,000 [c]	**2,407,000**

Investment of Cash Collateral for Securities Loaned—7.1%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Fund (cost $39,451,503)	39,451,503 c	39,451,503
Total Investments (cost $559,840,854)	106.5%	590,365,620
Liabilities, Less Cash and Receivables	(6.5%)	(36,391,947)
Net Assets	100.0%	553,973,673

^a *All or a portion of these securities are on loan. At February 29, 2008, the total market value of the fund's securities on loan is $36,909,049 and the total market value of the collateral held by the fund is $39,451,503.*

^b *Non-income producing security.*

^c *Investment in affiliated money market mutual fund.*

Portfolio Summary (Unaudited) †

	Value (%)		Value (%)
Financial	24.0	Utilities	7.3
Energy	16.7	Consumer Discretionary	7.0
Consumer Staples	13.2	Telecommunication Services	4.8
Industrials	9.2	Information Technology	4.3
Health Care	9.1	Materials	3.4
Money Market Investments	7.5		**106.5**

† *Based on net assets.*

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

February 29, 2008 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments (including securities on loan, valued at $36,909,049)–Note 1(b):		
Unaffiliated issuers	517,982,351	548,507,117
Affiliated issuers	41,858,503	41,858,503
Cash		1,335,594
Receivable for investment securities sold		6,677,036
Receivable for shares of Common Stock subscribed		772,375
Dividends and interest receivable		647,916
Prepaid expenses		47,895
		599,846,436
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(c)		529,212
Liability for securities on loan–Note 1(b)		39,451,503
Payable for investment securities purchased		5,297,422
Payable for shares of Common Stock redeemed		426,544
Interest payable–Note 2		562
Accrued expenses		167,520
		45,872,763
Net Assets ($)		**553,973,673**
Composition of Net Assets ($):		
Paid-in capital		522,986,259
Accumulated undistributed investment income–net		591,674
Accumulated net realized gain (loss) on investments		(129,026)
Accumulated net unrealized appreciation (depreciation) on investments		30,524,766
Net Assets ($)		**553,973,673**

Net Asset Value Per Share

	Class A	Class B	Class C	Class I	Class T
Net Assets ($)	483,562,679	13,693,814	35,745,794	8,453,911	12,517,475
Shares Outstanding	16,381,197	482,098	1,261,566	286,374	436,229
Net Asset Value Per Share ($)	**29.52**	**28.40**	**28.33**	**29.52**	**28.69**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended February 29, 2008 (Unaudited)

Investment Income ($):	
Income:	
Cash dividends:	
Unaffiliated issuers	4,927,878
Affiliated issuers	110,809
Interest	720
Income from securities lending	34,804
Total Income	**5,074,211**
Expenses:	
Management fee–Note 3(a)	2,022,375
Shareholder servicing costs–Note 3(c)	961,315
Distribution fees–Note 3(b)	198,793
Registration fees	31,310
Custodian fees–Note 3(c)	25,040
Professional fees	21,340
Prospectus and shareholders' reports	19,197
Directors' fees and expenses–Note 3(d)	9,418
Loan commitment fees–Note 2	3,154
Miscellaneous	14,300
Total Expenses	**3,306,242**
Less–reduction in fees due to earnings credits–Note 1(b)	(13,111)
Net Expenses	**3,293,131**
Investment Income–Net	**1,781,080**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	7,575,238
Net unrealized appreciation (depreciation) on investments	(44,801,822)
Net Realized and Unrealized Gain (Loss) on Investments	**(37,226,584)**
Net (Decrease) in Net Assets Resulting from Operations	**(35,445,504)**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended February 29, 2008 (Unaudited)	Year Ended August 31, 2007[a]
Operations ($):		
Investment income—net	1,781,080	3,439,727
Net realized gain (loss) on investments	7,575,238	30,469,805
Net unrealized appreciation (depreciation) on investments	(44,801,822)	40,232,080
Net Increase (Decrease) in Net Assets Resulting from Operations	**(35,445,504)**	**74,141,612**
Dividends to Shareholders from ($):		
Investment income—net:		
Class A shares	(4,059,835)	(1,727,669)
Class C shares	(95,573)	(22,728)
Class I shares	(76,399)	(18,640)
Class T shares	(66,346)	(34,793)
Net realized gain on investments:		
Class A shares	(27,262,630)	(15,573,703)
Class B shares	(936,865)	(870,690)
Class C shares	(2,055,141)	(1,434,166)
Class I shares	(437,761)	(120,425)
Class T shares	(554,467)	(329,320)
Total Dividends	**(35,545,017)**	**(20,132,134)**
Capital Stock Transactions ($):		
Net proceeds from shares sold:		
Class A shares	139,960,336	74,432,907
Class B shares	1,604,659	1,607,491
Class C shares	11,961,488	8,762,864
Class I shares	4,154,034	5,958,262
Class T shares	6,841,658	4,160,921
Net asset received in connection with reorganization—Note 1	–	131,922,638

	Six Months Ended February 29, 2008 (Unaudited)	Year Ended August 31, 2007 [a]
Capital Stock Transactions ($) (continued):		
Dividends reinvested:		
Class A shares	29,377,509	16,673,782
Class B shares	826,361	770,893
Class C shares	1,651,475	1,230,998
Class I shares	498,353	134,420
Class T shares	602,273	358,707
Cost of shares redeemed:		
Class A shares	(57,444,362)	(76,130,015)
Class B shares	(3,493,634)	(5,617,360)
Class C shares	(3,306,470)	(4,619,878)
Class I shares	(2,389,873)	(1,084,152)
Class T shares	(1,867,579)	(906,000)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**128,976,228**	**157,656,478**
Total Increase (Decrease) in Net Assets	**57,985,707**	**211,665,956**
Net Assets ($):		
Beginning of Period	495,987,966	284,322,010
End of Period	**553,973,673**	**495,987,966**
Undistributed investment income—net	591,674	3,108,747

	Six Months Ended February 29, 2008 (Unaudited)	Year Ended August 31, 2007 [a]
Capital Share Transactions:		
Class A [b]		
Shares sold	4,318,546	2,953,247
Shares issued in connection with rorganization−Note 1	–	3,852,056
Shares issued for dividends reinvested	934,993	521,968
Shares redeemed	(1,794,879)	(2,286,558)
Net Increase (Decrease) in Shares Outstanding	**3,458,660**	**5,040,713**
Class B [b]		
Shares sold	51,535	83,850
Shares issued in connection with rorganization−Note 1	–	99,625
Shares issued for dividends reinvested	27,256	24,996
Shares redeemed	(112,203)	(172,757)
Net Increase (Decrease) in Shares Outstanding	**(33,412)**	**35,714**
Class C		
Shares sold	382,557	271,764
Shares issued in connection with rorganization−Note 1	–	35,132
Shares issued for dividends reinvested	54,648	39,916
Shares redeemed	(109,144)	(144,260)
Net Increase (Decrease) in Shares Outstanding	**328,061**	**202,552**
Class I		
Shares sold	127,675	182,327
Shares issued in connection with rorganization−Note 1	–	1,484
Shares issued for dividends reinvested	15,866	4,211
Shares redeemed	(71,566)	(32,951)
Net Increase (Decrease) in Shares Outstanding	**71,975**	**155,071**
Class T		
Shares sold	220,867	128,464
Shares issued in connection with rorganization−Note 1	–	4,859
Shares issued for dividends reinvested	19,708	11,519
Shares redeemed	(61,978)	(28,204)
Net Increase (Decrease) in Shares Outstanding	**178,597**	**116,638**

[a] *Effective June 1, 2007, Class R shares were redesignated as Class I shares.*

[b] *During the period ended February 29, 2008, 42,209 Class B shares representing $1,331,058, were automatically converted to 40,588 Class A shares and during the period ended August 31, 2007, 59,080 Class B shares representing $1,945,022 were automatically converted to 56,830 Class A shares.*

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

Class A Shares	Six Months Ended February 29, 2008 (Unaudited)	Year Ended August 31,				
		2007	2006	2005	2004	2003
Per Share Data ($):						
Net asset value, beginning of period	33.56	30.75	29.48	24.76	21.62	17.14
Investment Operations:						
Investment income (loss)–net [a]	.12	.31	.20	.15	(.10)	(.02)
Net realized and unrealized gain (loss) on investments	(1.96)	4.60	3.42	4.57	3.24	4.50
Total from Investment Operations	(1.84)	4.91	3.62	4.72	3.14	4.48
Distributions:						
Dividends from investment income–net	(.29)	(.21)	(.11)	–	–	–
Dividends from net realized gain on investments	(1.91)	(1.89)	(2.24)	–	–	–
Total Distributions	(2.20)	(2.10)	(2.35)	–	–	–
Net asset value, end of period	29.52	33.56	30.75	29.48	24.76	21.62
Total Return (%) [b]	(5.88)[c]	16.32	12.92	18.97	14.62	26.14
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	1.15[d]	1.18	1.20	1.25	1.37	1.43
Ratio of net expenses to average net assets	1.15[d,e]	1.18[e]	1.20	1.25	1.37	1.43
Ratio of net investment income (loss) to average net assets	.73[d]	.94	.69	.55	(.41)	(.12)
Portfolio Turnover Rate	50.18[c]	64.86	72.24	123.17	115.26	36.93
Net Assets, end of period ($ x 1,000)	483,563	433,687	242,377	194,491	110,939	101,555

[a] *Based on average shares outstanding at each month end.*
[b] *Exclusive of sales charge.*
[c] *Not annualized.*
[d] *Annualized.*
[e] *The difference for the period represents less than .01%.*
See notes to financial statements.

Class B Shares	Six Months Ended February 29, 2008 (Unaudited)	Year Ended August 31,				
		2007	2006	2005	2004	2003
Per Share Data ($):						
Net asset value, beginning of period	32.21	29.62	28.62	24.21	21.28	16.98
Investment Operations:						
Investment income (loss)−net [a]	(.01)	.05	(.02)	(.06)	(.25)	(.14)
Net realized and unrealized gain (loss) on investments	(1.89)	4.43	3.30	4.47	3.18	4.44
Total from Investment Operations	(1.90)	4.48	3.28	4.41	2.93	4.30
Distributions:						
Dividends from investment income−net	–	–	(.04)	–	–	–
Dividends from net realized gain on investments	(1.91)	(1.89)	(2.24)	–	–	–
Total Distributions	(1.91)	(1.89)	(2.28)	–	–	–
Net asset value, end of period	28.40	32.21	29.62	28.62	24.21	21.28
Total Return (%) [b]	(6.26)[c]	15.42	12.06	18.12	13.86	25.32
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	1.97[d]	1.96	1.97	2.04	2.03	2.11
Ratio of net expenses to average net assets	1.96[d]	1.96[e]	1.97	2.04	2.03	2.11
Ratio of net investment income (loss) to average net assets	(.07)[d]	.16	(.08)	(.23)	(1.03)	(.78)
Portfolio Turnover Rate	50.18[c]	64.86	72.24	123.17	115.26	36.93
Net Assets, end of period ($ x 1,000)	13,694	16,606	14,213	11,685	8,975	4,377

[a] *Based on average shares outstanding at each month end.*
[b] *Exclusive of sales charge.*
[c] *Not annualized.*
[d] *Annualized.*
[e] *The difference for the period represents less than .01%.*
See notes to financial statements.

Class C Shares	Six Months Ended February 29, 2008 (Unaudited)	2007	2006	2005	2004	2003
			Year Ended August 31,			
Per Share Data ($):						
Net asset value, beginning of period	32.22	29.65	28.64	24.23	21.29	16.99
Investment Operations:						
Investment income (loss)–net[a]	(.00)[b]	0.05	(.01)	(.05)	(.24)	(.13)
Net realized and unrealized gain (loss) on investments	(1.89)	4.44	3.32	4.46	3.18	4.43
Total from Investment Operations	(1.89)	4.49	3.31	4.41	2.94	4.30
Distributions:						
Dividends from investment income–net	(.09)	(.03)	(.06)	–	–	–
Dividends from net realized gain on investments	(1.91)	(1.89)	(2.24)	–	–	–
Total Distributions	(2.00)	(1.92)	(2.30)	–	–	–
Net asset value, end of period	28.33	32.22	29.65	28.64	24.23	21.29
Total Return (%)[c]	(6.25)[d]	15.45	12.14	18.10	13.90	25.31
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	1.91[e]	1.91	1.91	1.99	1.99	2.08
Ratio of net expenses to average net assets	1.90[e]	1.91[f]	1.91	1.99	1.99	2.08
Ratio of net investment income (loss) to average net assets	(.02)[e]	.17	(.02)	(.19)	(.97)	(.74)
Portfolio Turnover Rate	50.18[d]	64.86	72.24	123.17	115.26	36.93
Net Assets, end of period ($ x 1,000)	35,746	30,079	21,669	8,748	4,681	1,094

[a] Based on average shares outstanding at each month end.
[b] Amount represents less than $.01 per share.
[c] Exclusive of sales charge.
[d] Not annualized.
[e] Annualized.
[f] The difference for the period represents less than .01%.
See notes to financial statements.

Class I Shares	Six Months Ended February 29, 2008 (Unaudited)	2007[a]	2006	2005	2004	2003
			Year Ended August 31,			
Per Share Data ($):						
Net asset value, beginning of period	33.58	30.78	29.46	24.71	21.52	17.02
Investment Operations:						
Investment income (loss)−net[b]	.15	.39	.30	.18	(.04)	.01
Net realized and unrealized gain (loss) on investments	(1.97)	4.59	3.40	4.57	3.23	4.49
Total from Investment Operations	(1.82)	4.98	3.70	4.75	3.19	4.50
Distributions:						
Dividends from investment income−net	(.33)	(.29)	(.14)	–	–	–
Dividends from net realized gain on investments	(1.91)	(1.89)	(2.24)	–	–	–
Total Distributions	(2.24)	(2.18)	(2.38)	–	–	–
Net asset value, end of period	29.52	33.58	30.78	29.46	24.71	21.52
Total Return (%)	(5.80)[c]	16.57	13.22	19.13	14.92	26.44
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.97[d]	1.00	.92	1.16	1.13	1.19
Ratio of net expenses to average net assets	.97[d,e]	1.00[e]	.92	1.16	1.13	1.19
Ratio of net investment income (loss) to average net assets	.91[d]	1.14	.98	.65	(.17)	.06
Portfolio Turnover Rate	50.18[c]	64.86	72.24	123.17	115.26	36.93
Net Assets, end of period ($ x 1,000)	8,454	7,200	1,826	542	172	75

[a] *Effective June 1, 2007, Class R shares were redesignated as Class I shares.*
[b] *Based on average shares outstanding at each month end.*
[c] *Not annualized.*
[d] *Annualized.*
[e] *The difference for the period represents less than .01%.*
See notes to financial statements.

Class T Shares	Six Months Ended February 29, 2008 (Unaudited)	Year Ended August 31,				
		2007	2006	2005	2004	2003
Per Share Data ($):						
Net asset value, beginning of period	32.67	30.05	28.91	24.37	21.31	16.94
Investment Operations:						
Investment income (loss)−net [a]	.08	.22	.13	.06	(.15)	(.04)
Net realized and unrealized gain (loss) on investments	(1.92)	4.49	3.35	4.48	3.21	4.41
Total from Investment Operations	(1.84)	4.71	3.48	4.54	3.06	4.37
Distributions:						
Dividends from investment income−net	(.23)	(.20)	(.10)	–	–	–
Dividends from net realized gain on investments	(1.91)	(1.89)	(2.24)	–	–	–
Total Distributions	(2.14)	(2.09)	(2.34)	–	–	–
Net asset value, end of period	28.69	32.67	30.05	28.91	24.37	21.31
Total Return (%) [b]	(6.03)[c]	16.03	12.67	18.53	14.45	25.80
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	1.39[d]	1.42	1.43	1.58	1.68	1.61
Ratio of total expenses to average net assets	1.39[d,e]	1.42[e]	1.43	1.58	1.68	1.61
Ratio of net investment income (loss) to average net assets	.48[d]	.67	.43	.20	(.63)	(.20)
Portfolio Turnover Rate	50.18[c]	64.86	72.24	123.17	115.26	36.93
Net Assets, end of period ($ x 1,000)	12,517	8,416	4,236	805	146	16

[a] Based on average shares outstanding at each month end.
[b] Exclusive of sales charge.
[c] Not annualized.
[d] Annualized.
[e] The difference for the period represents less than .01%.
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Premier Strategic Value Fund (the "fund") is a separate diversified series of Advantage Funds, Inc. (the "Company"), which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company currently offering thirteen series, including the fund. The fund's investment objective is capital appreciation. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser.

On July 1, 2007, Mellon Financial and The Bank of New York Company, Inc. merged, forming The Bank of New York Mellon Corporation ("BNY Mellon"). As part of this transaction, Dreyfus became a wholly-owned subsidiary of BNY Mellon.

The fund's board of Directors approved the redesignation of the fund's Class R shares as Class I shares, effective June 1, 2007. The eligibility requirements for Class I shares remained the same for Class R shares.

MBSC Securities Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares. The fund is authorized to issue 500 million shares of $.001 par value Common Stock. The fund currently offers five classes of shares: Class A (100 million shares authorized), Class B (100 million shares authorized), Class C (100 million shares authorized), Class I (100 million shares authorized) and Class T (100 million shares authorized). Class A and Class T shares are subject to a sales charge imposed at the time of purchase. Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase and automatically convert to Class A shares after six years. The fund does not offer Class B shares, except in connection with dividend reinvestment and permitted exchanges of Class B shares. Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase and Class I shares are sold at net asset value per share only to institutional investors. Other differences between the

classes include the services offered to and the expenses borne by each class, the allocation of certain transfer agency costs and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

As of the close of business on March 21, 2007, pursuant to an Agreement and Plan of Reorganization previously approved by the fund's Board of Directors, all of the assets, subject to the liabilities, of Dreyfus Premier Value Fund were transferred to the fund in exchange for corresponding class of shares of Common Stock of the fund of equal value. Shareholders of Class A, Class B, Class C, Class I and Class T shares of Dreyfus Premier Value Fund received Class A, Class B, Class C, Class I and Class T shares of the fund, respectively, in each case in an equal amount to the aggregate net asset value of their investment in Dreyfus Premier Value Fund at the time of the exchange. The net asset value of the fund's shares on the close of business March 21, 2007, after the reorganization was $33.08 for Class A, $31.86 for Class B, $31.86 for Class C, $33.08 for Class I and $32.23 for Class T shares, and a total of 3,852,056 Class A shares, 99,625 Class B shares, 35,132 Class C shares, 1,484 Class I shares and 4,859 Class T shares, representing net assets of $131,922,638 (including $25,014,985 net unrealized appreciation on investments) were issued to Dreyfus Premier Value Fund's shareholders in the exchange. The exchange was a tax-free event to Dreyfus Premier Value Fund shareholders.

The Company accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sale price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. Registered open-end investment companies that are not traded on an exchange are valued at their net asset value. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the fund calculates its net asset value, the fund may value these investments at fair value as determined in accordance with the procedures approved by the Board of Directors. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADRs and futures contracts. For other securities that are fair valued by the Board of Directors, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold, and public trading in similar securities of the issuer or comparable issuers. Investments denominated in foreign currencies are translated to U.S. dollars at the prevailing rates of exchange. Forward currency exchange contracts are valued at the forward rate.

The Financial Accounting Standards Board ("FASB") released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gains and losses from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

The fund has arrangements with the custodian and cash management banks whereby the fund may receive earnings credits when positive cash balances are maintained, which are used to offset custody and cash management fees. For financial reporting purposes, the fund includes net earnings credits, as an expense offset in the Statement of Operations.

Pursuant to a securities lending agreement with Mellon Bank, N.A. ("Mellon Bank"), a subsidiary of BNY Mellon and a Dreyfus affiliate, the fund may lend securities to qualified institutions. It is the fund's policy, that at origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. It is the fund's policy that collateral equivalent to at least 100% of the market value of securities on loan is maintained at all times. Collateral is either in the form of cash, which can be invested in certain money market mutual funds managed by Dreyfus, U.S. Government and Agency securities or Letters of Credit. The fund is entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the fund bears the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner. During the period ended February 29, 2008, Mellon Bank earned $14,916, from lending fund portfolio securities, pursuant to the securities lending agreement.

(c) Affiliated issuers: Investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

(d) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net and dividends from net realized capital gains, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gains can be offset by capital loss carryovers, if any, it is the policy of the fund not to distribute such gains. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(e) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

During the current year, the fund adopted the FASB released FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more likely-than-not threshold would be recorded as a tax benefit or expense in the current year. The adoption of FIN 48 had no impact on the operations of the fund for the period ended February 29, 2008.

Each of the tax years in the three-year period ended August 31, 2007, remains subject to examination by the Internal Revenue Service and state taxing authorities.

The tax character of distributions paid to shareholders during the fiscal year ended August 31, 2007 was as follows: ordinary income $9,652,178 and long-term capital gains $10,479,956. The tax character of current year distributions will be determined at the end of the current fiscal year.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") primarily to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowing. During the period ended February 29, 2008, the fund did not borrow under the Facility.

NOTE 3—Management Fee and Other Transactions with Affiliates:

(a) Pursuant to a management agreement with the Manager, the management fee is computed at the annual rate of .75% of the value of the fund's average daily net assets and is payable monthly.

During the period ended February 29, 2008, the Distributor retained $52,002 and $1,787 from commissions earned on sales of the fund's Class A and Class T shares, respectively, and $27,412 and $3,576 from CDSC on redemptions of the fund's Class B and Class C shares, respectively.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Class B, Class C and Class T shares pay the Distributor for distributing their shares at an annual rate of .75% of the value of the average daily net assets of Class B and Class C shares, respectively, and .25% of the value of the average daily net assets of

Class T shares. During the period ended February 29, 2008, Class B, Class C and Class T shares were charged $58,293, $126,987 and $13,513, respectively, pursuant to the Plan.

(c) Under the Shareholder Services Plan, Class A, Class B, Class C and Class T shares pay the Distributor at an annual rate of .25% of the value of their average daily net assets for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended February 29, 2008, Class A, Class B, Class C and Class T shares were charged $589,184, $19,431, $42,329 and $13,513, respectively, pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended February 29, 2008, the fund was charged $115,594 pursuant to the transfer agency agreement.

The fund compensates The Bank of New York, a subsidiary of BNY Mellon and a Dreyfus affiliate, under a cash management agreement for performing cash management services related to fund subscriptions and redemptions. During the period ended February 29, 2008, the fund was charged $13,111 pursuant to the cash management agreement.

The fund compensates Mellon Bank, under a custody agreement for providing custodial services for the fund. During the period ended February 29, 2008, the fund was charged $25,040 pursuant to the custody agreement.

During the period ended February 29, 2008, the fund was charged $2,411 for services performed by the Chief Compliance Officer.

The components of "Due to The Dreyfus Corporation and affiliates" in the Statement of Assets and Liabilities consist of: management fees $328,385, Rule 12b-1 distribution plan fees $31,840, shareholder services plan fees $107,817, custodian fees $16,300, chief compliance officer fees $4,419 and transfer agency per account fees $40,451.

(d) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended February 29, 2008, amounted to $363,218,887 and $271,036,965, respectively.

At February 29, 2008, accumulated net unrealized appreciation on investments was $30,524,766, consisting of $63,742,351, gross unrealized appreciation and $33,217,585 gross unrealized depreciation.

At February 29, 2008, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

For More Information

**Dreyfus Premier
Strategic Value Fund**
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

MBSC Securities Corporation
200 Park Avenue
New York, NY 10166

Ticker Symbols:	Class A: DAGVX	Class B: DBGVX	Class C: DCGVX
	Class I: DRGVX	Class T: DTGVX	

Telephone Call your financial representative or 1-800-554-4611

Mail The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2007, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



0257SA0208

Dreyfus Premier Structured Large Cap Value Fund

SEMIANNUAL REPORT February 29, 2008




Dreyfus

Save time. Save paper. View your next shareholder report online as soon as it's available. Log into www.dreyfus.com and sign up for Dreyfus eCommunications. It's simple and only takes a few minutes.

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents



A LETTER FROM THE CEO

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus Premier Structured Large Cap Value Fund, covering the six-month period from September 1, 2007, through February 29, 2008.

The past six months proved to be one of the more challenging periods for equity investors in recent memory. The U.S. economy sputtered under the weight of plunging housing values, and credit concerns that originated in the bond market's sub-prime mortgage sector spread to other areas of the financial markets. These developments dampened investor sentiment and produced heightened volatility in most segments of the stock market. Financial stocks were hit particularly hard due to sub-prime related write-downs, as were other market sectors that historically have been considered sensitive to economic downturns.

Recently, the Fed and the U.S. government have adopted accommodative monetary and fiscal policies in an effort to stimulate the U.S. economy, boost market liquidity and forestall a potential recession. While it's too early to know if their actions will be effective, we believe that the best defense against any economic volatility is to maintain a long-term perspective. To benefit from this focus, talk to your financial adviser today about your specific portfolio to ensure that your investments are best suited to capture the potential opportunities and manage the risks that may continue to surface during this current economic cycle.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's Portfolio Managers.

I wish you all continued success and I thank you all for your continued confidence and support.

Sincerely,

Thomas F. Eggers
Chief Executive Officer
The Dreyfus Corporation
March 17, 2008



DISCUSSION OF FUND PERFORMANCE

For the period of September 1, 2007, through February 29, 2008, as provided by Oliver Buckley, Langton C. Garvin and Kristin Crawford, Portfolio Managers

Fund and Market Performance Overview

For the six-month period ended February 29, 2008, Dreyfus Premier Structured Large Cap Value Fund produced total returns of –9.60% for Class A shares, –9.93% for Class B shares, –9.93% for Class C shares, –9.49% for Class I shares and –9.68% for Class T shares.[1] In comparison, the fund's benchmark, the Russell 1000 Value Index (the "Index"), provided a –10.38% total return for the same period.[2]

Stocks declined sharply over the reporting amid an intensifying credit crisis and slowing U.S. economic growth. Value-oriented stocks were particularly hard-hit during the downturn. The fund produced higher returns than its benchmark, primarily due to holdings that were highly ranked by our quantitative models on positive momentum and earnings growth characteristics.

The Fund's Investment Approach

The fund seeks long-term capital growth by investing in the stocks of companies included in the Index at the time of purchase. We select stocks using a "bottom-up," structured approach that seeks to identify undervalued securities by implementing fundamental analyses through the use of a quantitative process. The process is driven by computer models that identify and rank stocks based on fundamental momentum, relative value, future value, long-term earnings growth and additional factors, such as technical factors. We attempt to maintain neutral exposure to sectors relative to the Index. Within each sector, we overweight the most attractive stocks and underweight or avoid stocks that have been ranked least attractive.

Momentum Factors Proved Effective During the Downturn

U.S. stocks posted negative absolute returns over the reporting period due to a sharp downturn in the U.S. economy and an intensifying credit crunch that began in the sub-prime mortgage market and spread throughout the financial markets. Concerns regarding declining U.S. housing values, surging energy and food prices and their impact on consumer spending weighed heavily on investor psychology. The Federal Reserve Board attempted to promote greater market liquidity and forestall a potential recession by reducing short-term interest rates from 5.25% to 3% by the reporting period's end.

The downturn was particularly severe among value-oriented stocks, with inexpensively priced shares becoming more inexpensive as investors reassessed their attitudes toward risk. Conversely, stocks with good price momentum and consistent earnings growth fared relatively well as companies with these characteristics became increasingly scarce. These developments produced unusually disparate returns between value- and growth-oriented stocks.

Materials and Technology Stocks Helped Relative Results

Despite our concern about the sharp market downturn over the reporting period, we nonetheless are pleased that the fund outperformed its benchmark. The fund received particularly strong contributions to relative performance from the materials sector, where positive price momentum persisted as a result of surging commodity prices and robust global demand for basic materials. Metals producer Steel Dynamics, which was sold during the reporting period, advanced in this favorable business climate. Similarly, fertilizer maker Mosaic prospered as grain prices climbed. Packaging products manufacturer Owens-Illinois also gained value as improved financial results pointed to a turnaround, and issues related to asbestos litigation moved closer to resolution.

The fund's overweighted position in the information technology sector also boosted its results compared to the benchmark. Most notably, a position in International Business Machines added value when the global technology services giant posted strong earnings. The fund also benefited from its lack of exposure to cellular handset producer Motorola, which detracted from the benchmark's performance.

On the other hand, the financial sector represented one of the weaker areas for the benchmark, and the fund's financial sector returns trailed the Index. A number of major banks, brokers and bond insurers announced massive sub-prime related losses during the reporting period, causing their stock prices to plummet. Financial holdings affected by sub-prime lending turmoil included investment bank Merrill Lynch & Co. and insurer American International Group. In addition, diversified financial services provider CIT Group was hurt by credit concerns regarding its lending businesses. The energy sector was one of the Index's better performing areas, but the fund's energy holdings lagged market averages, due chiefly to an emphasis on refiners at a time in which exploration-and-production companies fared better.

Remaining Cautious in a Distressed Market

As of the reporting period's end, the credit crisis has intensified, and the U.S. economy has continued to falter. The full magnitude of damage caused by the housing downturn and credit crisis has not yet been determined, and investors have remained risk-averse.

We continue to maintain an even balance between value and momentum/growth factors, and believe that the fund is well positioned for today's unsettled market environment.

March 17, 2008

[1] *Total return includes reinvestment of dividends and any capital gains paid, and does not take into consideration the maximum initial sales charges in the case of Class A and Class T shares, or the applicable contingent deferred sales charges imposed on redemptions in the case of Class B and Class C shares. Had these charges been reflected, returns would have been lower. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Return figures provided reflect the absorption of certain fund expenses by The Dreyfus Corporation pursuant to an agreement in effect through August 31, 2008, at which time it may be extended, terminated or modified. Had these expenses not been absorbed, the fund's returns would have been lower.*

[2] *SOURCE: LIPPER INC. — Reflects the reinvestment of dividends and, where applicable, capital gain distributions. The Russell 1000 Value Index is an unmanaged index, which measures the performance of those Russell 1000 companies with lower price-to-book ratios and lower forecasted growth values. The Index does not take into account fees and expenses to which the fund is subject.*

Franklin Portfolio Associates is a wholly-owned subsidiary of The Bank of New York Mellon Corporation. Franklin Portfolio Associates has no affiliation to the Franklin Templeton Group of Funds or Franklin Resources, Inc. The portfolio managers are dual employees of Franklin Portfolio Associates and Dreyfus.

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Premier Structured Large Cap Value Fund from September 1, 2007 to February 29, 2008. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended February 29, 2008

	Class A	Class B	Class C	Class I	Class T
Expenses paid per $1,000†	$ 6.96	$ 10.49	$ 10.49	$ 5.78	$ 8.14
Ending value (after expenses)	$904.00	$900.70	$900.70	$905.10	$903.20

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended February 29, 2008

	Class A	Class B	Class C	Class I	Class T
Expenses paid per $1,000†	$ 7.37	$ 11.12	$ 11.12	$ 6.12	$ 8.62
Ending value (after expenses)	$1,017.55	$1,013.82	$1,013.82	$1,018.80	$1,016.31

† *Expenses are equal to the fund's annualized expense ratio of 1.47% for Class A, 2.22% for Class B, 2.22% for Class C, 1.22% for Class I and 1.72% for Class T, multiplied by the average account value over the period, multiplied by 182/366 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

February 29, 2008 (Unaudited)

Common Stocks–98.2%	Shares	Value ($)
Banks–6.4%		
Bank of America	1,600	63,584
Citigroup	1,500	35,565
Wachovia	1,100	33,682
		132,831
Commercial & Professional Services–2.5%		
Avnet	700 a	23,597
Manpower	500	28,350
		51,947
Communications–4.6%		
AT & T	2,300	80,109
CenturyTel	400	14,476
		94,585
Consumer Durables–1.8%		
Hasbro	800	20,616
Mattel	900	17,388
		38,004
Consumer Non-Durables–4.0%		
Altria Group	300	21,942
Pepsi Bottling Group	800	27,208
Procter & Gamble	500	33,090
		82,240
Consumer Services–4.6%		
CBS, Cl. B	1,200	27,384
Time Warner	1,600	24,976
Walt Disney	1,300	42,133
		94,493
Electronic Technology–4.8%		
General Dynamics	200	16,370
Northrop Grumman	400	31,444
Raytheon	500	32,420
Seagate Technology	900	19,413
		99,647
Energy Minerals–16.6%		
Anadarko Petroleum	700	44,618
Chesapeake Energy	500	22,610

Common Stocks (continued)	Shares	Value ($)
Energy Minerals (continued)		
Chevron	100	8,666
ConocoPhillips	1,200	99,252
Exxon Mobil	1,500	130,515
Valero Energy	600	34,662
		340,323
Financial−20.3%		
American International Group	1,200	56,232
BB & T	400	12,452
Cincinnati Financial	440	16,355
CIT Group	700	15,554
Everest Re Group	100	9,688
Goldman Sachs Group	100	16,963
Host Hotels & Resorts	1,700	27,523
Janus Capital Group	500	12,110
KeyCorp	300	6,615
Marshall & Ilsley	300 [b]	6,960
MetLife	300	17,478
National City	1,000 [b]	15,860
ProLogis	800	43,104
Prudential Financial	600	43,782
Safeco	600	27,756
State Street	400	31,420
SunTrust Banks	600	34,878
Wells Fargo & Co.	700	20,461
		415,191
Health Care Technology−7.9%		
Eli Lilly & Co.	500	25,010
Invitrogen	400 [a]	33,796
Johnson & Johnson	800	49,568
Merck & Co.	200	8,860
Pfizer	2,000	44,560
		161,794
Industrial Services−1.6%		
Ingersoll-Rand, Cl. A	500	20,930

Common Stocks (continued)	Shares	Value ($)
Industrial Services (continued)		
National Oilwell Varco	200 [a]	12,460
		33,390
Non-Energy Minerals–1.0%		
Freeport-McMoRan Copper & Gold	200	**20,172**
Process Industries–4.6%		
Bunge	100 [b]	11,084
Mosaic	400 [a]	44,520
Owens-Illinois	700 [a]	39,515
		95,119
Producer Manufacturing–5.0%		
3M	600	47,040
General Electric	1,700	56,338
		103,378
Retail Trade–3.2%		
Family Dollar Stores	600	11,490
Kroger	600	14,550
Wal-Mart Stores	800	39,672
		65,712
Technology Services–3.8%		
Aetna	500	24,800
Computer Sciences	200 [a]	8,690
International Business Machines	400	45,544
		79,034
Transportation–.7%		
CSX	300	**14,556**
Utilities–4.8%		
CenterPoint Energy	1,300	19,084
Consolidated Edison	300	12,267
Duke Energy	1,800	31,572
NRG Energy	700 [a,b]	28,889
Southern Union	300	7,716
		99,528
Total Common Stocks		
(cost $2,044,877)		**2,021,944**

Investment of Cash Collateral for Securities Loaned—2.9%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Plus Fund (cost $60,660)	60,660 c	**60,660**
Total Investments (cost $2,105,537)	**101.1%**	**2,082,604**
Liabilities, Less Cash and Receivables	**(1.1%)**	**(22,391)**
Net Assets	**100.0%**	**2,060,213**

a *Non-income producing security.*
b *All or a portion of these securities are on loan. At February 29, 2008, the total market value of the fund's securities on loan is $56,514 and the total market value of the collateral held by the fund is $60,660.*
c *Investment in affiliated money market mutual fund.*

Portfolio Summary (Unaudited)†

	Value (%)		Value (%)
Financial	20.3	Consumer Non-Durables	4.0
Energy Minerals	16.6	Technology Services	3.8
Health Care Technology	7.9	Retail Trade	3.2
Banks	6.4	Money Market Investment	2.9
Producer Manufacturing	5.0	Commercial & Professional Services	2.5
Electronic Technology	4.8	Consumer Durables	1.8
Utilities	4.8	Industrial Services	1.6
Process Industries	4.6	Non-Energy Minerals	1.0
Consumer Services	4.6	Transportation	.7
Communications	4.6		**101.1**

† *Based on net assets.*
See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

February 29, 2008 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments (including securities on loan valued at $56,514) –Note 1(b):		
Unaffiliated issuers	2,044,877	2,021,944
Affiliated issuers	60,660	60,660
Cash		41,931
Dividends receivable and Interest receivable		6,646
Prepaid expenses		29,343
Due from The Dreyfus Corporation and affiliates–Note 3(c)		520
		2,161,044
Liabilities ($):		
Liability for securities on loan–Note 1(b)		60,660
Payable for investment securities purchased		16,057
Accrued expenses		24,114
		100,831
Net Assets ($)		**2,060,213**
Composition of Net Assets ($):		
Paid-in capital		2,102,091
Accumulated undistributed investment income–net		10,500
Accumulated net realized gain (loss) on investments		(29,445)
Accumulated net unrealized appreciation (depreciation) on investments		(22,933)
Net Assets ($)		**2,060,213**

Net Asset Value Per Share

	Class A	Class B	Class C	Class I	Class T
Net Assets ($)	494,230	375,412	454,636	374,290	361,645
Shares Outstanding	42,411	32,242	39,081	32,117	31,026
Net Asset Value Per Share ($)	**11.65**	**11.64**	**11.63**	**11.65**	**11.66**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended February 29, 2008 (Unaudited)

Investment Income ($):	
Income:	
Cash dividends:	
Unaffiliated issuers	30,126
Affiliated issuers	44
Income from securities lending	32
Total Income	**30,202**
Expenses:	
Management fee—Note 3(a)	8,464
Registration fees	22,006
Auditing fees	14,935
Prospectus and shareholders' reports	4,214
Shareholder servicing costs—Note 3(c)	3,979
Distribution fees—Note 3(b)	3,920
Custodian fees—Note 3(c)	1,159
Directors' fees and expenses—Note 3(d)	193
Legal fees	27
Miscellaneous	6,126
Total Expenses	**65,023**
Less—expense reimbursement from	
The Dreyfus Corporation due to undertaking—Note 3(a)	(44,634)
Less—reduction in fees due to	
earnings credits—Note 1(b)	(381)
Net Expenses	**20,008**
Investment Income–Net	**10,194**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	(16,365)
Net unrealized appreciation (depreciation) on investments	(219,510)
Net Realized and Unrealized Gain (Loss) on Investments	**(235,875)**
Net (Decrease) in Net Assets Resulting from Operations	**(225,681)**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended February 29, 2008 (Unaudited)	Year Ended August 31, 2007[a]
Operations ($):		
Investment income–net	10,194	14,623
Net realized gain (loss) on investments	(16,365)	408,077
Net unrealized appreciation (depreciation) on investments	(219,510)	(168,636)
Net Increase (Decrease) in Net Assets Resulting from Operations	**(225,681)**	**254,064**
Dividends to Shareholders from ($):		
Investment income–net:		
Class A shares	(4,957)	(5,929)
Class B shares	–	(2,590)
Class C shares	(367)	(2,276)
Class I shares	(4,603)	(6,934)
Class T shares	(2,315)	(4,275)
Net realized gain on investments:		
Class A shares	(58,158)	(53,823)
Class B shares	(44,025)	(61,993)
Class C shares	(54,623)	(63,086)
Class I shares	(42,335)	(51,419)
Class T shares	(41,066)	(50,294)
Total Dividends	**(252,449)**	**(302,619)**
Capital Stock Transactions ($):		
Net proceeds from shares sold:		
Class A shares	2,094	202,601
Class B shares	2,999	16,496
Class C shares	9,322	98,198
Class I shares	–	8,000
Class T shares	1,211	26,647

	Six Months Ended February 29, 2008 (Unaudited)	Year Ended August 31, 2007[a]
Capital Stock Transactions ($) (continued):		
Dividends reinvested:		
Class A shares	61,021	57,040
Class B shares	44,025	56,276
Class C shares	43,058	54,151
Class I shares	46,938	58,353
Class T shares	43,381	54,569
Cost of shares redeemed:		
Class A shares	(42,864)	(227,438)
Class B shares	(9,290)	(277,143)
Class C shares	(32,042)	(251,661)
Class I shares	(5)	(204,017)
Class T shares	(60)	(206,675)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**169,788**	**(534,603)**
Total Increase (Decrease) in Net Assets	**(308,342)**	**(583,158)**
Net Assets ($):		
Beginning of Period	2,368,555	2,951,713
End of Period	**2,060,213**	**2,368,555**
Undistributed investment income—net	10,500	12,548

	Six Months Ended February 29, 2008 (Unaudited)	Year Ended August 31, 2007 [a]
Capital Share Transactions:		
Class A		
Shares sold	165	13,826
Shares issued for dividends reinvested	4,813	3,978
Shares redeemed	(3,249)	(14,339)
Net Increase (Decrease) in Shares Outstanding	**1,729**	**3,465**
Class B		
Shares sold	214	1,123
Shares issued for dividends reinvested	3,469	3,927
Shares redeemed	(774)	(17,713)
Net Increase (Decrease) in Shares Outstanding	**2,909**	**(12,663)**
Class C		
Shares sold	735	6,681
Shares issued for dividends reinvested	3,396	3,779
Shares redeemed	(2,477)	(15,940)
Net Increase (Decrease) in Shares Outstanding	**1,654**	**(5,480)**
Class I		
Shares sold	–	517
Shares issued for dividends reinvested	3,705	4,072
Shares redeemed	(1)	(12,701)
Net Increase (Decrease) in Shares Outstanding	**3,704**	**(8,112)**
Class T		
Shares sold	93	1,702
Shares issued for dividends reinvested	3,418	3,805
Shares redeemed	(5)	(12,939)
Net Increase (Decrease) in Shares Outstanding	**3,506**	**(7,432)**

[a] *Effective June 1, 2007, Class R shares were redesignated as Class I shares.*
See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Six Months Ended February 29, 2008	Year Ended August 31,			
Class A Shares	(Unaudited)	2007	2006	2005	2004[a]
Per Share Data ($):					
Net asset value, beginning of period	14.54	15.30	14.89	13.05	12.50
Investment Operations:					
Investment income—net[b]	.08	.14	.16	.14	.08
Net realized and unrealized gain (loss) on investments	(1.35)	1.44	1.20	2.10	.47
Total from Investment Operations	(1.27)	1.58	1.36	2.24	.55
Distributions:					
Dividends from investment income—net	(.13)	(.23)	(.10)	(.15)	–
Dividends from net realized gain on investments	(1.49)	(2.11)	(.85)	(.25)	–
Total Distributions	(1.62)	(2.34)	(.95)	(.40)	–
Net asset value, end of period	11.65	14.54	15.30	14.89	13.05
Total Return (%)[c]	(9.60)[d]	10.45	9.63	17.34	4.40[d]
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	5.48[e]	5.59	4.75	4.96	7.32[d]
Ratio of net expenses to average net assets	1.47[e]	1.44	1.50	1.47	1.00[d]
Ratio of net investment income to average net assets	1.20[e]	.90	1.07	.97	.61[d]
Portfolio Turnover Rate	38.21[d]	96.84	85.08	82.50	57.46[d]
Net Assets, end of period ($ x 1,000)	494	591	569	499	427

[a] *From December 31, 2003 (commencement of operations) to August 31, 2004.*
[b] *Based on average shares outstanding at each month end.*
[c] *Exclusive of sales charge.*
[d] *Not annualized.*
[e] *Annualized.*
See notes to financial statements.

| Class B Shares | Six Months Ended February 29, 2008 (Unaudited) | Year Ended August 31, | | | |
		2007	2006	2005	2004[a]
Per Share Data ($):					
Net asset value, beginning of period	14.45	15.19	14.80	12.98	12.50
Investment Operations:					
Investment income–net[b]	.03	.02	.05	.03	.01
Net realized and unrealized gain (loss) on investments	(1.35)	1.44	1.19	2.10	.47
Total from Investment Operations	(1.32)	1.46	1.24	2.13	.48
Distributions:					
Dividends from investment income–net	–	(.09)	–	(.06)	–
Dividends from net realized gain on investments	(1.49)	(2.11)	(.85)	(.25)	–
Total Distributions	(1.49)	(2.20)	(.85)	(.31)	–
Net asset value, end of period	11.64	14.45	15.19	14.80	12.98
Total Return (%)[c]	(9.93)[d]	9.62	8.81	16.50	3.84[d]
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	6.27[e]	6.29	5.49	5.71	7.84[d]
Ratio of net expenses to average net assets	2.22[e]	2.20	2.25	2.23	1.51[d]
Ratio of net investment income to average net assets	.46[e]	.17	.32	.21	.11[d]
Portfolio Turnover Rate	38.21[d]	96.84	85.08	82.50	57.46[d]
Net Assets, end of period ($ x 1,000)	375	424	638	562	465

[a] *From December 31, 2003 (commencement of operations) to August 31, 2004.*
[b] *Based on average shares outstanding at each month end.*
[c] *Exclusive of sales charge.*
[d] *Not annualized.*
[e] *Annualized.*
See notes to financial statements.

Class C Shares	Six Months Ended February 29, 2008 (Unaudited)	Year Ended August 31,			
		2007	2006	2005	2004[a]
Per Share Data ($):					
Net asset value, beginning of period	14.44	15.18	14.79	12.98	12.50
Investment Operations:					
Investment income–net[b]	.03	.02	.05	.03	.01
Net realized and unrealized gain (loss) on investments	(1.34)	1.43	1.20	2.09	.47
Total from Investment Operations	(1.31)	1.45	1.25	2.12	.48
Distributions:					
Dividends from investment income–net	(.01)	(.08)	(.01)	(.06)	–
Dividends from net realized gain on investments	(1.49)	(2.11)	(.85)	(.25)	–
Total Distributions	(1.50)	(2.19)	(.86)	(.31)	–
Net asset value, end of period	11.63	14.44	15.18	14.79	12.98
Total Return (%)[c]	(9.93)[d]	9.61	8.85	16.44	3.84[d]
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	6.22[e]	6.32	5.51	5.71	7.83[d]
Ratio of net expenses to average net assets	2.22[e]	2.20	2.25	2.24	1.51[d]
Ratio of net investment income to average net assets	.46[e]	.17	.32	.20	.11[d]
Portfolio Turnover Rate	38.21[d]	96.84	85.08	82.50	57.46[d]
Net Assets, end of period ($ x 1,000)	455	541	651	590	446

[a] *From December 31, 2003 (commencement of operations) to August 31, 2004.*
[b] *Based on average shares outstanding at each month end.*
[c] *Exclusive of sales charge.*
[d] *Not annualized.*
[e] *Annualized.*
See notes to financial statements.

Class I Shares	Six Months Ended February 29, 2008 (Unaudited)	Year Ended August 31,			
		2007[a]	2006	2005	2004[b]
Per Share Data ($):					
Net asset value, beginning of period	14.55	15.33	14.92	13.07	12.50
Investment Operations:					
Investment income–net[c]	.10	.17	.20	.17	.10
Net realized and unrealized gain (loss) on investments	(1.35)	1.44	1.19	2.11	.47
Total from Investment Operations	(1.25)	1.61	1.39	2.28	.57
Distributions:					
Dividends from investment income–net	(.16)	(.28)	(.13)	(.18)	–
Dividends from net realized gain on investments	(1.49)	(2.11)	(.85)	(.25)	–
Total Distributions	(1.65)	(2.39)	(.98)	(.43)	–
Net asset value, end of period	11.65	14.55	15.33	14.92	13.07
Total Return (%)	(9.49)[d]	10.74	9.88	17.68	4.56[d]
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	5.14[e]	5.25	4.46	4.70	7.15[d]
Ratio of net expenses to average net assets	1.22[e]	1.20	1.25	1.22	.84[d]
Ratio of net investment income to average net assets	1.46[e]	1.16	1.32	1.22	.78[d]
Portfolio Turnover Rate	38.21[d]	96.84	85.08	82.50	57.46[d]
Net Assets, end of period ($ x 1,000)	374	414	560	495	419

[a] Effective June 1, 2007, Class R shares were redesignated as Class I shares.
[b] From December 31, 2003 (commencement of operations) to August 31, 2004.
[c] Based on average shares outstanding at each month end.
[d] Not annualized.
[e] Annualized.
See notes to financial statements.

Class T Shares	Six Months Ended February 29, 2008 (Unaudited)	Year Ended August 31,			
		2007	2006	2005	2004[a]
Per Share Data ($):					
Net asset value, beginning of period	14.51	15.27	14.86	13.03	12.50
Investment Operations:					
Investment income–net[b]	.06	.10	.12	.10	.06
Net realized and unrealized gain (loss) on investments	(.58)	1.43	1.20	2.10	.47
Total from Investment Operations	(.52)	1.53	1.32	2.20	.53
Distributions:					
Dividends from investment income–net	(.84)	(.18)	(.06)	(.12)	–
Dividends from net realized gain on investments	(1.49)	(2.11)	(.85)	(.25)	–
Total Distributions	(2.33)	(2.29)	(.91)	(.37)	–
Net asset value, end of period	11.66	14.51	15.27	14.86	13.03
Total Return (%)[c]	(9.68)[d]	10.24	9.31	17.02	4.24[d]
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	5.66[e]	5.76	4.96	5.20	7.49[d]
Ratio of net expenses to average net assets	1.72[e]	1.70	1.75	1.71	1.17[d]
Ratio of net investment income to average net assets	.96[e]	.66	.82	.72	.44[d]
Portfolio Turnover Rate	38.21[d]	96.84	85.08	82.50	57.46[d]
Net Assets, end of period ($ x 1,000)	362	399	534	488	417

[a] *From December 31, 2003 (commencement of operations) to August 31, 2004.*
[b] *Based on average shares outstanding at each month end.*
[c] *Exclusive of sales charge.*
[d] *Not annualized.*
[e] *Annualized.*
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Premier Structured Large Cap Value Fund (the "fund") is a separate diversified series of Advantage Funds, Inc. (the "Company"), which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company that offers thirteen series, including the fund. The fund's investment objective is long-term capital growth. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. Franklin Portfolio Associates, LLC ("Franklin Portfolio"), an affiliate of Dreyfus, serves as the fund's sub-investment adviser.

On July 1, 2007, Mellon Financial Corporation and The Bank of New York Company, Inc. merged, forming The Bank of New York Mellon Corporation ("BNY Mellon"). As part of this transaction, Dreyfus became a wholly-owned subsidiary of BNY Mellon.

MBSC Securities Corporation (the "Distributor"), a wholly-owned subsidiary of Dreyfus, is the distributor of the fund's shares. The fund is authorized to issue 500 million shares of $.001 par value Common Stock. The fund currently offers five classes of shares: Class A (100 million shares authorized), Class B (100 million shares authorized), Class C (100 million shares authorized), Class I (100 million shares authorized) and Class T (100 million shares authorized). Class A and Class T shares are subject to a sales charge imposed at the time of purchase. Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase and automatically convert to Class A shares after six years. The fund does not offer Class B shares, except in connection with dividend reinvestment and permitted exchanges of Class B shares. Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase and Class I shares are sold at net asset value per share only to institutional investors. Other differences between the classes include the services offered to and the expenses borne by each class the allocation of certain transfer agency costs and certain voting rights.

Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

As of February 29, 2008, MBC Investment Corp., an indirect subsidiary of BNY Mellon, held 29,708 Class A shares, 28,477 Class B shares, 28,490 Class C shares, 30,133 Class I shares and 29,276 Class T shares of the fund.

The Company accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sales price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. Registered open-end investment companies that are not traded on an exchange are valued at their net asset value. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the fund calculates its net asset value, the fund may value these investments at fair value as determined in accordance with the procedures approved by the Board of Directors. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADRs and futures contracts. For other securities that are fair valued by the Board of Directors, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold and public trading in similar securities of the issuer or comparable issuers. Financial futures are valued at the last sales price.

The Financial Accounting Standards Board ("FASB") released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gains and losses from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

The fund has arrangements with the custodian and cash management banks whereby the fund may receive earnings credits when positive cash balances are maintained, which are used to offset custody and cash management fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

Pursuant to a securities lending agreement with Mellon Bank, N.A., ("Mellon Bank"), a subsidiary of BNY Mellon and a Dreyfus affiliate, the fund may lend securities to qualified institutions. It is the fund's policy, that at origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. It is the fund's policy that collateral equivalent to at least 100% of the market value of securities on loan is maintained at all times. Collateral are either in the form of cash, which can be invested in certain money market mutual funds managed by Dreyfus, U.S. Government and Agency Securities or Letters of Credit. The fund is entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the fund bears the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner. Mellon Bank earned $14 from lending fund portfolio securities, pursuant to the securities lending agreement.

(c) Affiliated issuers: Investments in other investment companies advised by Dreyfus are defined as "affiliated" in the Act.

(d) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net and dividends from net realized capital gains are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gains could be offset by capital loss carryovers, if any, it is the policy of the fund not to distribute such gains. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(e) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

During the current year, the portfolio adopted FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the portfolio's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. The adoption of FIN 48 had no impact on the operations of the portfolio for the period ended February 29, 2008.

Each of the tax years in the three-year period ended August 31, 2007, remains subject to examination by the Internal Revenue Service and state taxing authorities.

The tax character of distributions paid to shareholders during the fiscal year ended August 31, 2007 was as follows: ordinary income $74,103 and long-term capital gains $228,516. The tax character of current year distributions will be determined at the end of the current fiscal year.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $100 million unsecured line of credit primarily to be utilized for temporary or emergency purposes, including the financing of redemptions. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowing. During the period ended February 29, 2008, the fund did not borrow under the line of credit.

NOTE 3—Management Fee, Sub-Investment Advisory Fee and Other Transactions With Affiliates:

(a) Pursuant to an Management Agreement ("Agreement") with Dreyfus, the Management fee is computed at the annual rate of .75% of the value of the fund's average daily net assets and is payable monthly. Dreyfus has undertaken from September 1, 2007 through August 31, 2008 that, if the fund's aggregate expenses, exclusive of taxes, brokerage fees, interest on borrowings, Rule 12b-1 distribution plan fees, shareholder services plan fees and extraordinary expenses, exceed an annual rate of 1.25% of the value of the fund's average daily net assets, the fund may deduct from the payment to be made to Dreyfus under the Agreement, or Dreyfus will bear, such excess expenses. The expense reimbursement, pursuant to the undertaking, amounted to $44,634 during the period ended February 29, 2008.

Pursuant to a Sub-Investment Advisory Agreement between Dreyfus and Franklin Portfolio, the sub-investment advisory fee is payable monthly by Dreyfus, and is based upon the value of the fund's average daily net assets, computed at the following annual rates:

Average Net Assets	
0 up to $100 million	.25%
$100 million up to $1 billion	.20%
$1 billion up to $1.5 billion	.16%
In excess of $1.5 billion	.10%

During the period ended February 29, 2007, the Distributor retained $6 from commissions earned on sales of the fund's Class T shares.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Class B, Class C and Class T shares pay the Distributor for distributing their shares at an annual rate of .75% of the value of the average daily net assets of Class B and Class C shares and .25% of the value of the average daily net assets of Class T shares.

During the period ended February 29, 2008, Class B, Class C and Class T shares were charged $1,534, $1,903 and $483, respectively, pursuant to the Plan.

(c) Under the Shareholder Services Plan, Class A, Class B, Class C and Class T shares pay the Distributor at an annual rate of .25% of the value of their average daily net assets for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended February 29, 2008, Class A, Class B, Class C and Class T shares were charged $692, $512, $634 and $483, respectively, pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of Dreyfus, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended February 29, 2008, the fund was charged $1,392 pursuant to the transfer agency agreement.

The fund compensates The Bank of New York, a subsidiary of BNY Mellon and a Dreyfus affiliate, under a cash management agreement for performing cash management services related to fund subscriptions and redemptions. During the period ended February 29, 2008, the fund was charged $44 pursuant to the cash management agreement.

The fund compensates Mellon Bank, under a custody agreement for providing custodial services for the fund. During the period ended February 29, 2008, the fund was charged $1,159 pursuant to the custody agreement.

During the period ended February 29, 2008, the fund was charged $2,411 for services performed by the Chief Compliance Officer.

The components of "Due from The Dreyfus Corporation and affiliates" in the Statement of Assets and Liabilities consist of: an expense reimbursement of $7,772, which is offset by management fees $1,250, Rule 12b-1 distribution plan fees $576, shareholder services plan fees $341, custodian fees $559, chief compliance officer fees $4,419 and transfer agency per account fees $107.

(d) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended February 29, 2008, amounted to $860,920 and $968,912, respectively.

At February 29, 2008, accumulated net unrealized depreciation on investments was $22,933, consisting of $230,071 gross unrealized appreciation and $253,004 gross unrealized depreciation.

At February 29, 2008, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see Statement of Investments).

For More Information

**Dreyfus Premier
Structured Large Cap
Value Fund**
200 Park Avenue
New York, NY 10166

Investment Adviser

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Sub-Investment Adviser

Franklin Portfolio Associates, LLC
One Boston Place
Boston, MA 02108

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

MBSC Securities Corporation
200 Park Avenue
New York, NY 10166

Ticker Symbols:	Class A: DLVAX	Class B: DLVBX	Class C: DLVCX
	Class I: DLVRX	Class T: DLVTX	

Telephone Call your financial representative or 1-800-554-4611

Mail The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2007, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



0134SA0208

Dreyfus Premier Structured Midcap Fund

SEMIANNUAL REPORT February 29, 2008




BNY MELLON
ASSET MANAGEMENT

Dreyfus

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents



A LETTER FROM THE CEO

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus Premier Structured Midcap Fund, covering the six-month period from September 1, 2007, through February 29, 2008.

The past six months proved to be one of the more challenging periods for equity investors in recent memory. The U.S. economy sputtered under the weight of plunging housing values, and credit concerns that originated in the bond market's sub-prime mortgage sector spread to other areas of the financial markets. These developments dampened investor sentiment and produced heightened volatility in most segments of the stock market. Financial stocks were hit particularly hard due to sub-prime related write-downs, as were other market sectors that historically have been considered sensitive to economic downturns.

Recently, the Fed and the U.S. government have adopted accommodative monetary and fiscal policies in an effort to stimulate the U.S. economy, boost market liquidity and forestall a potential recession. While it's too early to know if their actions will be effective, we believe that the best defense against any economic volatility is to maintain a long-term perspective. To benefit from this focus, talk to your financial adviser today about your specific portfolio to ensure that your investments are best suited to capture the potential opportunities and manage the risks that may continue to surface during this current economic cycle.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's Portfolio Managers.

I wish you all continued success and I thank you all for your continued confidence and support.

Sincerely,

Thomas F. Eggers
Chief Executive Officer
The Dreyfus Corporation
March 17, 2008



DISCUSSION OF FUND PERFORMANCE

For the period of September 1, 2007, through February 29, 2008, as provided by Patrick Slattery, Oliver Buckley, and Michael F. Dunn of Franklin Portfolio Associates, Portfolio Managers

Fund and Market Performance Overview

For the six-month period ended February 29, 2008, Dreyfus Premier Structured Midcap Fund produced total returns of –9.16% for Class A shares, –9.57% for Class B shares, –9.51% for Class C shares, –9.15% for Class I shares and –9.28% for Class T shares.[1] The fund's benchmark, the Standard & Poor's MidCap 400 Index ("S&P 400 Index"), produced a total return of –8.05% for the same period.[2]

Midcap stocks declined sharply over the reporting period as a credit crisis and economic slowdown dampened investor sentiment. The fund's returns lagged its benchmark during the first half of the reporting period primarily due to challenging conditions encountered by the valuation factors that comprise a significant portion of the quantitative model that drives the fund's security selection strategy.

The Fund's Investment Approach

The fund seeks long-term capital growth. To pursue this goal, the fund invests at least 80% of its assets in the stocks of companies included in the S&P 400 Index or the Russell Midcap Index at the time of purchase. The fund's stock investments may include common stocks, preferred stocks and convertible securities of U.S. and foreign issuers. We construct the portfolio through a "bottom-up" structured approach focusing on stock selection as opposed to making proactive decisions as to industry sector exposure. The approach seeks to identify undervalued securities through a proprietary quantitative screening process to rank stocks based on fundamental momentum, relative value, long-term growth and additional factors, such as technical factors. We attempt to maintain a neutral exposure to industry groups relative to the S&P 400 Index.

Our Quantitative Models Produced Mixed Results

U.S. stocks posted negative absolute returns over the reporting period due to a sharp downturn in the U.S. economy and an intensifying credit crunch that began in the sub-prime mortgage market and spread throughout the financial markets. Concerns regarding declining U.S. housing values, surging energy and food prices and their impact on consumer spending weighed heavily on investor psychology.

The fund generally produces its strongest performance when a blend of value and momentum factors proves reasonably predictive of a stock's behavior. However, during the first half of the reporting period, the market failed to reward stocks exhibiting the value-oriented characteristics favored by our quantitative model. While some momentum-related factors produced better results, the momentum stocks that outperformed most were those that also had weak value characteristics, making them less attractive in our overall ranking process. Not surprisingly, these developments undermined the fund's relative performance for the reporting period overall.

Chief among the fund's more disappointing holdings was Wellcare Health Plans, whose stock price declined in October amid legal concerns. NutriSystem fell sharply during the reporting period, as profits fell short of analysts' expectations and future guidance was revised downward amid a falloff of new customers. The fund also received below-average results from Dycom Industries, a construction contractor whose stock slipped due to lackluster conditions in the cable and telecommunications industries it serves.

On the other hand, the fund received positive contributions to relative performance from holdings in a number of industry groups. Two fertilizer producers, Mosaic and Terra Industries, gained value as soil nutrients demand intensified due to rising crop prices and the adoption of corn-based ethanol as an alternate fuel. Youth-clothing retailer Aèropostale was another top performer, as recession concerns apparently didn't bother teens who favored Aèropostale fashions. The company's stock strength was due to increases in same-store sales and the implementation of tighter inventory controls, which led to margin expansion.

In the industrials sector, shares of railroad operator CSX Transportation advanced along with commodity prices. CSX was able to raise rates while remaining competitive with trucking and other transportation modes that lacked railroads' fuel efficiency. A notable outperformer in the otherwise troubled financials sector was FirstMerit Bank, which sidestepped the credit crunch by boosting its own credit quality and boosting interest margins.

Proactively Balancing the Fund's Holdings

While we are disappointed with the fund's underperformance during the full period, we are pleased with the fund's relative performance during the later months, when value factors became more predictive of performance. We believe the fund's improved performance relative to its benchmark in January and February is more reflective of the long-run value of the fund's quantitative investment strategy. As we have in the past, we have maintained our disciplined investment approach, relying on a balance of value and momentum factors to rank the attractiveness of the stocks in our investment universe.

In today's rapidly evolving market environment, we intend to remain vigilant and diligent in maintaining our targeted balance of value and momentum factors and preserving the fund's generally neutral industry and sub-industry exposure. By doing so, we believe we can find attractive companies that are less expensive than their peers but have greater prospects for earnings growth.

March 17, 2008

[1] *Total return includes reinvestment of dividends and any capital gains paid, and does not take into consideration the maximum initial sales charges in the case of Class A and Class T shares, or the applicable contingent deferred sales charges imposed on redemptions in the case of Class B and Class C shares. Had these charges been reflected, returns would have been lower. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Standard & Poor's MidCap 400 Index is a widely accepted, unmanaged total return index measuring the performance of the midsize company segment of the U.S. market. Franklin Portfolio Associates is a wholly-owned subsidiary of The Bank of New York Mellon Corporation. Franklin Portfolio Associates has no affiliation to the Franklin Templeton Group of Funds or Franklin Resources, Inc. The portfolio managers are dual employees of Franklin Portfolio Associates and Dreyfus.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Premier Structured Midcap Fund from September 1, 2007 to February 29, 2008. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended February 29, 2008

	Class A	Class B	Class C	Class I	Class T
Expenses paid per $1,000†	$ 5.79	$ 9.71	$ 9.43	$ 5.12	$ 6.78
Ending value (after expenses)	$908.40	$904.30	$904.90	$908.50	$907.20

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended February 29, 2008

	Class A	Class B	Class C	Class I	Class T
Expenses paid per $1,000†	$ 6.12	$ 10.27	$ 9.97	$ 5.42	$ 7.17
Ending value (after expenses)	$1,018.80	$1,014.67	$1,014.97	$1,019.49	$1,017.75

† *Expenses are equal to the fund's annualized expense ratio of 1.22% for Class A, 2.05% for Class B, 1.99% for Class C, 1.08% for Class I and 1.43% for Class T multiplied by the average account value over the period, multiplied by 182/366 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

February 29, 2008 (Unaudited)

Common Stocks−99.6%	Shares	Value ($)
Commercial & Professional Services−7.2%		
Avnet	75,500 a	2,545,105
Dun & Bradstreet	38,300	3,345,122
Ingram Micro, Cl. A	62,000 a	946,740
Manpower	29,000	1,644,300
MPS Group	126,200 a	1,438,680
Patterson Cos.	16,700 a	587,840
SEI Investments	10,100	252,601
Tech Data	38,500 a	1,283,975
		12,044,363
Communications−.4%		
Telephone & Data Systems	12,500	**586,250**
Consumer Durables−.9%		
Activision	33,700 a	918,325
Hasbro	20,100 b	517,977
		1,436,302
Consumer Non-Durables−6.1%		
Alberto-Culver	43,500	1,165,800
American Greetings, Cl. A	43,900	826,198
Blyth	32,900 b	652,407
Church & Dwight	32,000 b	1,710,720
Hormel Foods	10,700	437,202
J.M. Smucker	18,900	967,491
NBTY	33,000 a	942,480
PepsiAmericas	24,600	622,380
Universal	28,300 b	1,610,553
Warnaco Group	34,900 a	1,310,844
		10,246,075
Consumer Services−3.6%		
Belo, Cl. A	28,300 b	333,091
Brinker International	31,400	579,016
ITT Educational Services	15,500 a,b	855,910
Meredith	15,200 b	658,920
Scholastic	6,400 a	223,168
Sotheby's	62,100 b	2,094,012
Wynn Resorts	12,700	1,278,890
		6,023,007

Common Stocks (continued)	Shares	Value ($)
Electronic Technology–9.0%		
CommScope	42,900 a	1,796,652
Harris	26,600	1,298,878
Intersil, Cl. A	55,100	1,282,177
L-3 Communications Holdings	8,100	860,949
Lam Research	7,900 a,b	317,896
National Instruments	35,700	923,202
NVIDIA	37,500 a	802,125
Precision Castparts	10,700	1,181,173
Semtech	112,000 a,b	1,426,880
Synopsys	93,500 a	2,170,135
Varian	15,000 a	812,250
Vishay Intertechnology	60,900 a	556,017
Western Digital	33,500 a	1,034,145
Zebra Technologies, Cl. A	18,300 a,b	609,756
		15,072,235
Energy Minerals–6.1%		
Chesapeake Energy	45,800	2,071,076
Cimarex Energy	23,800	1,254,260
Denbury Resources	76,600 a	2,442,774
Frontier Oil	21,000	749,910
Holly	22,400	1,195,936
Noble Energy	31,200	2,414,880
		10,128,836
Finance–15.9%		
AMB Property	23,900	1,199,302
American Capital Strategies	11,000 b	399,190
American Financial Group	52,250	1,351,708
Annaly Capital Management	42,400	877,256
Cincinnati Financial	46,800	1,739,556
FirstMerit	82,600	1,550,402
GATX	22,900 b	823,942
HCC Insurance Holdings	95,000	2,285,700
Hospitality Properties Trust	75,500	2,742,915
Host Hotels & Resorts	47,300	765,787

Common Stocks (continued)	Shares	Value ($)
Finance (continued)		
Janus Capital Group	36,400 [b]	881,608
Jefferies Group	29,500 [b]	523,625
Jones Lang LaSalle	35,100 [b]	2,681,289
Nationwide Financial Services, Cl. A	12,400	511,500
ProLogis	33,900	1,826,532
Reinsurance Group of America	11,800 [b]	645,578
Safeco	23,800	1,100,988
StanCorp Financial Group	25,600	1,256,704
SVB Financial Group	16,500 [a,b]	747,450
TCF Financial	102,100 [b]	1,900,081
W.R. Berkley	28,012	806,465
		26,617,578
Health Care Technology–7.6%		
Dentsply International	28,000	1,093,120
Edwards Lifesciences	31,600 [a,b]	1,378,076
Intuitive Surgical	10,700 [a]	3,016,544
Invitrogen	37,300 [a]	3,151,477
Kinetic Concepts	29,500 [a,b]	1,516,005
Medicis Pharmaceutical, Cl. A	25,000	512,750
Par Pharmaceutical Cos.	8,500 [a]	150,365
STERIS	42,400	1,043,888
Warner Chilcott, Cl. A	47,600 [a]	803,012
		12,665,237
Industrial Services–8.2%		
Allied Waste Industries	188,900 [a]	1,953,226
Cameron International	38,500 [a]	1,635,480
Dycom Industries	51,500 [a]	589,160
Fluor	7,600	1,058,300
FMC Technologies	30,000 [a]	1,699,800
Jacobs Engineering Group	16,600 [a]	1,332,814
National Oilwell Varco	40,600 [a]	2,529,380
Patterson-UTI Energy	98,400 [b]	2,335,032
URS	15,000 [a]	604,200
		13,737,392

Common Stocks (continued)	Shares	Value ($)
Non-Energy Minerals−2.6%		
AK Steel Holding	52,000 [b]	2,736,240
Carpenter Technology	8,000	502,640
Olin	56,500	1,085,930
		4,324,810
Process Industries−5.7%		
CF Industries Holdings	8,300	1,013,264
Crown Holdings	59,400 [a]	1,479,654
Lubrizol	16,000	932,800
Mosaic	10,400 [a]	1,157,520
Owens-Illinois	30,500 [a]	1,721,725
Terra Industries	56,900 [a,b]	2,572,449
Valspar	30,700	665,883
		9,543,295
Producer Manufacturing−9.6%		
AGCO	10,000 [a]	648,600
Gardner Denver	41,700 [a]	1,539,147
Gentex	69,800	1,125,176
HNI	60,400 [b]	1,785,424
Hubbell, Cl. B	36,200	1,642,394
Manitowoc	16,500	672,210
Oshkosh Truck	36,900 [b]	1,478,583
SPX	25,700	2,629,110
Steelcase, Cl. A	38,000 [b]	538,840
Teleflex	46,300	2,618,265
Thomas & Betts	36,200 [a]	1,453,430
		16,131,179
Retail Trade−4.5%		
Aeropostale	62,350 [a,b]	1,674,721
AutoZone	6,400 [a]	736,512
BJ's Wholesale Club	15,300 [a]	482,868
Dollar Tree Stores	61,800 [a]	1,658,094
Family Dollar Stores	49,900 [b]	955,585

Common Stocks (continued)	Shares	Value ($)
Retail Trade (continued)		
GameStop, Cl. A	36,500 [a]	1,546,140
Tiffany & Co.	13,500 [b]	508,140
		7,562,060
Technology Services—5.5%		
ADC Telecommunications	102,500 [a,b]	1,401,175
Apria Healthcare Group	79,300 [a]	1,721,603
Computer Sciences	18,800 [a]	816,860
Health Net	16,400 [a]	720,616
HLTH	143,200 [a,b]	1,695,488
Lincare Holdings	67,100 [a]	2,180,750
McAfee	13,000 [a]	432,510
Total System Services	11,100	246,753
		9,215,755
Transportation—1.1%		
CSX	14,700 [b]	713,244
Frontline	24,100 [b]	1,087,874
		1,801,118
Utilities—5.6%		
Alliant Energy	52,100	1,809,954
Sierra Pacific Resources	192,400	2,483,884
Southern Union	60,100	1,545,772
WGL Holdings	35,700 [b]	1,113,483
Wisconsin Energy	53,500	2,333,670
		9,286,763
Total Common Stocks		
(cost $174,205,418)		**166,422,255**

Other Investment—.7%

Registered Investment Company;		
Dreyfus Institutional Preferred Plus Money Market Fund (cost $1,135,000)	1,135,000 [c]	**1,135,000**

Investment of Cash Collateral for Securities Loaned—19.3%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Plus Fund (cost $32,226,344)	32,226,344 c	**32,226,344**
Total Investments (cost $207,566,762)	**119.6%**	**199,783,599**
Liabilities, Less Cash and Receivables	**(19.6%)**	**(32,808,647)**
Net Assets	**100.0%**	**166,974,952**

a   *Non-income producing security.*
b   *All or a portion of these securities are on loan. At February 29, 2008, the total market value of the fund's securities on loan is $30,119,085 and the total market value of the collateral held by the fund is $32,251,233, consisting of cash collateral of 32,266,344 and U.S. Government and agency securities valued at $24,889.*
c   *Investment in affiliated money market mutual fund.*

Portfolio Summary (Unaudited)†

	Value (%)		Value (%)
Money Market Investments	20.0	Utilities	5.6
Finance	15.9	Technology Services	5.5
Producer Manufacturing	9.6	Retail Trade	4.5
Electronic Technology	9.0	Consumer Services	3.6
Industrial Services	8.2	Non-Energy Minerals	2.6
Health Care Technology	7.6	Transportation	1.1
Commercial & Professional Services	7.2	Consumer Durables	.9
Energy Minerals	6.1	Communications	.4
Consumer Non-Durables	6.1		
Process Industries	5.7		**119.6**

†   *Based on net assets.*
See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

February 29, 2008 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments (including securities on loan, valued at $30,119,085)–Note 1(b):		
Unaffiliated issuers	174,205,418	166,422,255
Affiliated issuers	33,361,344	33,361,344
Cash		97,337
Dividends and interest receivable		165,894
Receivable for shares of Common Stock sold		76,634
Prepaid expenses		32,833
		200,156,297
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(c)		167,183
Liability for securities on loan–Note 1(b)		32,226,344
Payable for investment securities purchased		502,403
Payable for shares of Common Stock redeemed		214,117
Accrued expenses		71,298
		33,181,345
Net Assets ($)		**166,974,952**
Composition of Net Assets ($):		
Paid-in capital		180,972,536
Accumulated undistributed investment income–net		208,232
Accumulated net realized gain (loss) on investments		(6,422,653)
Accumulated net unrealized appreciation (depreciation) on investments		(7,783,163)
Net Assets ($)		**166,974,952**

Net Asset Value Per Share

	Class A	Class B	Class C	Class I	Class T
Net Assets ($)	90,421,977	4,673,315	25,048,398	34,178,853	12,652,409
Shares Outstanding	5,068,749	276,879	1,483,355	1,891,044	720,044
Net Asset Value Per Share ($)	**17.84**	**16.88**	**16.89**	**18.07**	**17.57**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended February 29, 2008 (Unaudited)

Investment Income ($):	
Income:	
Cash dividends:	
Unaffiliated issuers	1,314,804
Affiliated issuers	29,598
Income from securities lending	49,278
Total Income	**1,393,680**
Expenses:	
Management fee–Note 3(a)	672,372
Shareholder servicing costs–Note 3(c)	320,391
Distribution fees–Note 3(b)	141,239
Registration fees	29,062
Prospectus and shareholders' reports	18,494
Professional fees	17,152
Custodian fees–Note 3(c)	9,366
Directors' fees and expenses–Note 3(d)	4,201
Interest expense–Note 2	1,264
Loan commitment fees–Note 2	1
Miscellaneous	7,492
Total Expenses	**1,221,034**
Less–reduction in fees due to earnings credits–Note 1(b)	(2,593)
Net Expenses	**1,218,441**
Investment Income–Net	**175,239**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	(6,271,268)
Net unrealized appreciation (depreciation) on investments	(11,701,772)
Net Realized and Unrealized Gain (Loss) on Investments	**(17,973,040)**
Net (Decrease) in Net Assets Resulting from Operations	**(17,797,801)**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended February 29, 2008 (Unaudited)	Year Ended August 31, 2007[a]
Operations ($):		
Investment income—net	175,239	74,793
Net realized gain (loss) on investments	(6,271,268)	11,348,438
Net unrealized appreciation (depreciation) on investments	(11,701,772)	269,992
Net Increase (Decrease) in Net Assets Resulting from Operations	**(17,797,801)**	**11,693,223**
Dividends to Shareholders from ($):		
Net realized gain on investments:		
Class A shares	(6,419,450)	(1,166,588)
Class B shares	(341,383)	(165,513)
Class C shares	(1,833,279)	(693,002)
Class I shares	(1,721,761)	(331,924)
Class T shares	(884,934)	(143,990)
Total Dividends	**(11,200,807)**	**(2,501,017)**
Capital Stock Transactions ($):		
Net proceeds from shares sold:		
Class A shares	15,745,403	85,743,347
Class B shares	159,723	408,633
Class C shares	3,434,857	8,092,194
Class I shares	13,159,015	29,560,559
Class T shares	2,523,182	12,340,471
Dividends reinvested:		
Class A shares	6,017,415	990,827
Class B shares	242,137	122,479
Class C shares	927,089	335,099
Class I shares	1,721,761	331,924
Class T shares	732,431	132,122
Cost of shares redeemed:		
Class A shares	(21,761,735)	(21,485,465)
Class B shares	(673,127)	(1,047,107)
Class C shares	(3,659,523)	(3,960,230)
Class I shares	(5,838,151)	(5,873,645)
Class T shares	(2,788,462)	(3,686,682)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**9,942,015**	**102,004,526**
Total Increase (Decrease) in Net Assets	**(19,056,593)**	**111,196,732**
Net Assets ($):		
Beginning of Period	186,031,545	74,834,813
End of Period	**166,974,952**	**186,031,545**
Undistributed investment income—net	208,232	32,993

	Six Months Ended February 29, 2008 (Unaudited)	Year Ended August 31, 2007 [a]
Capital Share Transactions:		
Class A [b]		
Shares sold	786,749	4,085,439
Shares issued for dividends reinvested	314,554	49,829
Shares redeemed	(1,132,672)	(1,030,876)
Net Increase (Decrease) in Shares Outstanding	**(31,369)**	**3,104,392**
Class B [b]		
Shares sold	8,654	20,560
Shares issued for dividends reinvested	13,356	6,423
Shares redeemed	(35,690)	(52,450)
Net Increase (Decrease) in Shares Outstanding	**(13,680)**	**(25,467)**
Class C		
Shares sold	181,458	410,023
Shares issued for dividends reinvested	51,137	17,581
Shares redeemed	(201,430)	(199,390)
Net Increase (Decrease) in Shares Outstanding	**31,165**	**228,214**
Class I		
Shares sold	682,496	1,390,995
Shares issued for dividends reinvested	88,888	16,522
Shares redeemed	(300,228)	(280,429)
Net Increase (Decrease) in Shares Outstanding	**471,156**	**1,127,088**
Class T		
Shares sold	129,297	610,255
Shares issued for dividends reinvested	38,856	6,720
Shares redeemed	(145,948)	(179,137)
Net Increase (Decrease) in Shares Outstanding	**22,205**	**437,838**

[a] *Effective June 1, 2007, Class R shares were redesignated as Class I shares.*

[b] *During the period ended February 29, 2008, 9,327 Class B shares representing $185,700 were automatically converted to 8,875 Class A shares and during the period ended August 31, 2007, 10,473 Class B shares representing $207,662 were automatically converted to 10,030 Class A shares.*

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Six Months Ended February 29, 2008		Year Ended August 31,			
Class A Shares	(Unaudited)	2007	2006	2005	2004	2003
Per Share Data ($):						
Net asset value, beginning of period	20.93	18.57	17.75	14.74	12.88	10.84
Investment Operations:						
Investment income (loss)–net [a]	.03	.05	.02	(.02)	(.01)	(.04)
Net realized and unrealized gain (loss) on investments	(1.86)	2.85	1.25	3.36	1.87	2.08
Total from Investment Operations	(1.83)	2.90	1.27	3.34	1.86	2.04
Distributions:						
Dividends from net realized gain on investments	(1.26)	(.54)	(.45)	(.33)	–	–
Net asset value, end of period	17.84	20.93	18.57	17.75	14.74	12.88
Total Return (%) [b]	(9.16)[c]	15.76	7.23	22.88	14.35	18.91
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	1.23[d]	1.22	1.35	1.71	3.05	5.50
Ratio of net expenses to average net assets	1.22[d]	1.22[e]	1.34	1.46	1.50	1.50
Ratio of net investment income (loss) to average net assets	.33[d]	.26	.09	(.11)	(.12)	(.35)
Portfolio Turnover Rate	47.05[c]	122.16	119.22	160.45	90.83	109.53
Net Assets, end of period ($ x 1,000)	90,422	106,762	37,056	18,910	3,135	1,310

[a] Based on average shares outstanding at each month end.
[b] Exclusive of sales charge.
[c] Not annualized.
[d] Annualized.
[e] The difference for the period represents less than .01%.
See notes to financial statements.

Class B Shares	Six Months Ended February 29, 2008 (Unaudited)	Year Ended August 31,				
		2007	2006	2005	2004	2003
Per Share Data ($):						
Net asset value, beginning of period	19.96	17.87	17.23	14.43	12.72	10.78
Investment Operations:						
Investment (loss)–net [a]	(.05)	(.12)	(.13)	(.15)	(.13)	(.12)
Net realized and unrealized gain (loss) on investments	(1.77)	2.75	1.22	3.28	1.84	2.06
Total from Investment Operations	(1.82)	2.63	1.09	3.13	1.71	1.94
Distributions:						
Dividends from net realized gain on investments	(1.26)	(.54)	(.45)	(.33)	–	–
Net asset value, end of period	16.88	19.96	17.87	17.23	14.43	12.72
Total Return (%) [b]	(9.57)[c]	14.91	6.33	21.90	13.44	18.00
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	2.06[d]	2.09	2.20	2.62	3.81	6.34
Ratio of net expenses to average net assets	2.05[d]	2.08	2.17	2.30	2.25	2.25
Ratio of net investment (loss) to average net assets	(.50)[d]	(.62)	(.73)	(.96)	(.88)	(1.11)
Portfolio Turnover Rate	47.05[c]	122.16	119.22	160.45	90.83	109.53
Net Assets, end of period ($ x 1,000)	4,673	5,798	5,646	5,288	2,228	1,182

[a] *Based on average shares outstanding at each month end.*
[b] *Exclusive of sales charge.*
[c] *Not annualized.*
[d] *Annualized.*
See notes to financial statements.

Class C Shares	Six Months Ended February 29, 2008 (Unaudited)	Year Ended August 31,				
		2007	2006	2005	2004	2003
Per Share Data ($):						
Net asset value, beginning of period	19.96	17.86	17.23	14.42	12.71	10.77
Investment Operations:						
Investment (loss)–net [a]	(.04)	(.11)	(.12)	(.15)	(.12)	(.12)
Net realized and unrealized gain (loss) on investments	(1.77)	2.75	1.20	3.29	1.83	2.06
Total from Investment Operations	(1.81)	2.64	1.08	3.14	1.71	1.94
Distributions:						
Dividends from net realized gain on investments	(1.26)	(.54)	(.45)	(.33)	–	–
Net asset value, end of period	16.89	19.96	17.86	17.23	14.42	12.71
Total Return (%) [b]	(9.51)[c]	14.91	6.39	21.91	13.45	18.01
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	2.00[d]	2.01	2.12	2.45	3.81	6.41
Ratio of net expenses to average net assets	1.99[d]	2.01[e]	2.12[e]	2.25	2.25	2.25
Ratio of net investment (loss) to average net assets	(.44)[d]	(.55)	(.68)	(.90)	(.87)	(1.12)
Portfolio Turnover Rate	47.05[c]	122.16	119.22	160.45	90.83	109.53
Net Assets, end of period ($ x 1,000)	25,048	28,984	21,865	13,395	1,286	320

[a] Based on average shares outstanding at each month end.
[b] Exclusive of sales charge.
[c] Not annualized.
[d] Annualized.
[e] The difference for the period represents less than .01%.
See notes to financial statements.

Class I Shares	Six Months Ended February 29, 2008 (Unaudited)	Year Ended August 31,				
		2007 [a]	2006	2005	2004	2003
Per Share Data ($):						
Net asset value, beginning of period	21.18	18.75	17.91	14.85	12.94	10.85
Investment Operations:						
Investment income (loss)−net [b]	.05	.09	.04	.00[c]	.03	(.01)
Net realized and unrealized gain (loss) on investments	(1.90)	2.88	1.25	3.39	1.88	2.10
Total from Investment Operations	(1.85)	2.97	1.29	3.39	1.91	2.09
Distributions:						
Dividends from net realized gain on investments	(1.26)	(.54)	(.45)	(.33)	–	–
Net asset value, end of period	18.07	21.18	18.75	17.91	14.85	12.94
Total Return (%)	(9.15)[d]	15.99	7.28	23.05	14.67	19.36
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	1.08[e]	1.13	2.08	1.73	2.84	5.41
Ratio of net expenses to average net assets	1.08[e,f]	1.07	1.21	1.29	1.25	1.25
Ratio of net investment income (loss) to average net assets	.47[e]	.41	.24	.05	.11	(.07)
Portfolio Turnover Rate	47.05[d]	122.16	119.22	160.45	90.83	109.53
Net Assets, end of period ($ x 1,000)	34,179	30,071	5,491	2,068	239	209

[a] *Effective June 1, 2007, Class R shares were redesignated as Class I shares.*
[b] *Based on average shares outstanding at each month end.*
[c] *Amount represents less than $.01 per share.*
[d] *Not annualized.*
[e] *Annualized.*
[f] *The difference for the period represents less than .01%.*
See notes to financial statements.

Class T Shares	Six Months Ended February 29, 2008 (Unaudited)	Year Ended August 31,				
		2007	2006	2005	2004	2003
Per Share Data ($):						
Net asset value, beginning of period	20.66	18.37	17.60	14.65	12.83	10.82
Investment Operations:						
Investment income (loss)–net [a]	.01	.00[b]	(.02)	(.05)	(.04)	(.06)
Net realized and unrealized gain (loss) on investments	(1.84)	2.83	1.24	3.33	1.86	2.07
Total from Investment Operations	(1.83)	2.83	1.22	3.28	1.82	2.01
Distributions:						
Dividends from net realized gain on investments	(1.26)	(.54)	(.45)	(.33)	–	–
Net asset value, end of period	17.57	20.66	18.37	17.60	14.65	12.83
Total Return (%) [c]	(9.28)[d]	15.55	7.00	22.60	14.10	18.67
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	1.44[e]	1.44	1.54	1.93	3.34	5.92
Ratio of net expenses to average net assets	1.43[e]	1.44[f]	1.54[f]	1.71	1.75	1.75
Ratio of net investment income (loss) to average net assets	.13[e]	.01	(.11)	(.32)	(.39)	(.57)
Portfolio Turnover Rate	47.05[d]	122.16	119.22	160.45	90.83	109.53
Net Assets, end of period ($ x 1,000)	12,652	14,417	4,777	1,947	243	206

[a] Based on average shares outstanding at each month end.
[b] Amount represents less than $.01 per share.
[c] Exclusive of sales charge.
[d] Not annualized.
[e] Annualized.
[f] The difference for the period represents less than .01%.
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Premier Structured Midcap Fund (the "fund") is a separate diversified series of Advantage Funds, Inc. (the "Company") which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company that offers thirteen series, including the fund. The fund's investment objective is long-term capital growth. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. Franklin Portfolio Associates, LLC ("Franklin Portfolio"), an affiliate of Dreyfus, serves as the fund's sub-investment adviser.

On July 1, 2007, Mellon Financial Corporation and The Bank of New York Company, Inc. merged, forming The Bank of New York Mellon Corporation ("BNY Mellon"). As part of this transaction, Dreyfus became a wholly-owned subsidiary of BNY Mellon.

MBSC Securities Corporation (the "Distributor"), a wholly-owned subsidiary of Dreyfus, is the distributor of the fund's shares. The fund is authorized to issue 500 million shares of $.001 par value Common Stock. The fund currently offers five classes of shares: Class A (100 million shares authorized), Class B (100 million shares authorized), Class C (100 million shares authorized), Class I (100 million shares authorized) and Class T (100 million shares authorized). Class A and Class T shares are subject to a sales charge imposed at the time of purchase. Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase and automatically convert to Class A shares after six years. The fund does not offer Class B shares except in connection with dividend reinvestment and permitted exchanges of Class B shares. Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase. Class I shares are sold at net asset value per share only to institutional investors. Other differences between the classes include the services offered to and the expenses borne by each class, the allocation of certain transfer agency costs and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The Company accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sale price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. Registered open-end investment companies that are not traded on an exchange are valued at their net asset value. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the fund calculates its net asset value, the fund may value these investments at fair value as determined in accordance with the procedures approved by the Board of Directors. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADRs and futures contracts. For other securities that are fair valued by the Board of Directors, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold, and public trading in similar securities of the issuer or comparable issuers. Financial futures are valued at the last sales price.

The Financial Accounting Standards Board ("FASB") released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gains and losses from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

The fund has arrangements with the custodian and cash management banks whereby the fund may receive earnings credits when positive cash balances are maintained, which are used to offset custody and cash management fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

Pursuant to a securities lending agreement with Mellon Bank, N.A. ("Mellon Bank"), a subsidiary of BNY Mellon and a Dreyfus affiliates, the fund may lend securities to qualified institutions. It is the fund's policy, that at origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan is maintained at all times. Collateral is either in the form of cash, which can be invested in certain money market mutual funds managed by Dreyfus, U.S Government and Agency securities or Letters of Credit. The fund is entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the fund bears the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner. During the period ended February 29, 2008, Mellon Bank earned $21,119 from lending fund portfolio securities, pursuant to the securities lending agreement.

(c) Affiliated issuers: Investments in other investment companies advised by Dreyfus are defined as "affiliated" in the Act.

(d) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net and dividends from net realized capital gains are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gains can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gains. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(e) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

During the current year, the fund adopted FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. The adoption of FIN 48 had no impact on the operations of the fund for the period ended February 29, 2008.

Each of the tax years in the three-year period ended August 31, 2007, remains subject to examination by the Internal Revenue Service and state taxing authorities.

The tax character of distributions paid to shareholders during the fiscal year ended August 31, 2007, was as follows: ordinary income $868,662 and long-term capital gains $1,632,355. The tax character of current year distributions will be determined at the end of the current fiscal year.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $100 million unsecured line of credit primarily to be utilized for temporary or emergency purposes, including the financing of redemptions. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowing.

The average daily amount of borrowings outstanding under the line of credit during the period ended February 29, 2008, was approximately $56,700, with a related weighted average annualized interest rate of 4.48%.

NOTE 3—Investment Advisory Fee, Sub-Investment Advisory Fee and Other Transactions With Affiliates:

(a) Pursuant to an Investment Advisory Agreement ("Agreement") with Dreyfus, the investment advisory fee is computed at the annual rate of .75% of the value of the fund's average daily net assets and is payable monthly.

Pursuant to a Sub-Investment Advisory Agreement between Dreyfus and Franklin Portfolio, the sub-investment advisory fee is payable monthly by Dreyfus, and is based upon the value of the fund's average daily net assets, computed at the following annual rates:

Average Net Assets	
0 up to $100 million	.25%
$100 million up to $1 billion	.20%
$1 billion up to $1.5 billion	.16%
In excess of $1.5 billion	.10%

During the period ended February 29, 2008, the Distributor retained $6,253 and $63 from commissions earned on sales of the fund's Class A and Class T shares, respectively, and $4,117 and $3,036 from CDSC on redemptions of the fund's Class B and Class C shares, respectively.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Class B, Class C and Class T shares pay the Distributor for distributing their shares at an annual rate of .75% of the value of the average daily net assets of Class B and Class C shares and .25% of the value of the average daily net assets of Class T shares. During the period ended February 29, 2008, Class B, Class C and Class T shares were charged $19,652, $104,457 and $17,130, respectively, pursuant to the Plan.

(c) Under the Shareholder Services Plan, Class A, Class B, Class C and Class T shares pay the Distributor at an annual rate of .25% of the value of their average daily net assets for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended February 29, 2008, Class A, Class B, Class C and Class T shares were charged $127,410, $6,551, $34,819 and $17,130, respectively, pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of Dreyfus, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended February 29, 2008, the fund was charged $24,167 pursuant to the transfer agency agreement.

The fund compensates The Bank of New York, a subsidiary of BNY Mellon and a Dreyfus affiliate, under a cash management agreement for performing cash management services related to fund subscriptions and redemptions. During the period ended February 29, 2008, the fund was charged $2,593 pursuant to the cash management agreement.

The fund compensates Mellon Bank, under a custody agreement for providing custodial services for the fund. During the period ended February 29, 2008, the fund was charged $9,366 pursuant to the custody agreement.

During the period ended February 29, 2008, the fund was charged $2,411 for services performed by the Chief Compliance Officer.

The components of "Due to The Dreyfus Corporation and affiliates" in the Statement of Assets and Liabilities consist of: investment advisory fees $100,765, Rule 12b-1 distribution plan fees $20,577, shareholder services plan fees $26,862, custody fees $6,385, chief compliance officer fees $4,419 and transfer agency per account fees $8,175.

(d) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended February 29, 2008, amounted to $84,432,099, and $84,934,289, respectively.

At February 29, 2008, accumulated net unrealized depreciation on investments was $7,783,163, consisting of $11,297,106 gross unrealized appreciation and $19,080,269 gross unrealized depreciation.

At February 29, 2008, the cost of investment for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

For More Information

Dreyfus Premier
Structured Midcap Fund
200 Park Avenue
New York, NY 10166

Investment Adviser

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Sub-Investment Adviser

Franklin Portfolio Associates, LLC
One Boston Place
Boston, MA 02108

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

Transfer Agent &
Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

MBSC Securities Corporation
200 Park Avenue
New York, NY 10166

Ticker Symbols:	Class A: DPSAX	Class B: DPSBX	Class C: DPSCX
	Class I: DPSRX	Class T: DPSTX	

Telephone Call your financial representative or 1-800-554-4611

Mail The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2007, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



0936SA0208

Dreyfus Premier
Technology Growth Fund

SEMIANNUAL REPORT February 29, 2008





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The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents

The Fund



A LETTER FROM THE CEO

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus Premier Technology Growth Fund, covering the six-month period from September 1, 2007, through February 29, 2008.

The past six months proved to be one of the more challenging periods for equity investors in recent memory. The U.S. economy sputtered under the weight of plunging housing values, and credit concerns that originated in the bond market's sub-prime mortgage sector spread to other areas of the financial markets. These developments dampened investor sentiment and produced heightened volatility in most segments of the stock market. Financial stocks were hit particularly hard due to sub-prime related write-downs, as were other market sectors that historically have been considered sensitive to economic downturns.

Recently, the Fed and the U.S. government have adopted accommodative monetary and fiscal policies in an effort to stimulate the U.S. economy, boost market liquidity and forestall a potential recession. While it's too early to know if their actions will be effective, we believe that the best defense against any economic volatility is to maintain a long-term perspective. To benefit from this focus, talk to your financial adviser today about your specific portfolio to ensure that your investments are best suited to capture the potential opportunities and manage the risks that may continue to surface during this current economic cycle.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's Portfolio Managers.

I wish you all continued success and I thank you all for your continued confidence and support.

Sincerely,

Thomas F. Eggers
Chief Executive Officer
The Dreyfus Corporation
March 17, 2008



DISCUSSION OF FUND PERFORMANCE

For the period of September 1, 2007, through February 29, 2008, as provided by Mark Herskovitz and Barry Mills, Portfolio Managers

Fund and Market Performance Overview

For the six-month period ended February 29, 2008, Dreyfus Premier Technology Growth Fund's Class A shares produced a total return of –12.44%, Class B shares produced –12.99%, Class C shares produced –12.84%, Class R shares produced –12.29%, and Class T shares produced –12.60%.[1] In comparison, the fund's benchmarks, the Morgan Stanley High Technology 35 Index ("MS High Tech 35 Index") and the Standard & Poor's 500 Composite Stock Price Index ("S&P 500 Index"), produced total returns of –16.51% and –8.79%, respectively, over the same period.[2,3]

Technology stocks were relatively hard-hit by market turbulence stemming from an intensifying credit crisis and economic slowdown during the reporting period. The fund produced higher returns than the MS High Tech 35 Index, primarily due to its move to a more defensive investment posture early in the reporting period.

The Fund's Investment Approach

The fund seeks capital appreciation by investing in growth companies of any size that we regard as leading producers or beneficiaries of technological innovation. The fund's investment process combines a long-term fundamental approach focused on secular growth with a multi-dimensional approach that looks for opportunities across emerging growth, cyclical or stable growth companies. The secular growth portion of the portfolio seeks high growth companies in the fastest growing technology sectors. The multi-dimensional portion of the portfolio seeks companies that appear to have strong earnings momentum, positive earnings revisions, favorable growth, product or market cycles and/or favorable valuations.

Technology Stocks Struggled in the Downturn

Like other sectors of the U.S. stock market, the technology sector lost value over the reporting period as investors became increasingly risk-averse amid a credit crisis that originated in the sub-prime mortgage sector of the bond market. Investor sentiment also was adversely affected by mounting evidence of an economic slowdown, which by the end of the reporting period had resulted in forecasts of a U.S. recession by a growing number of economists. The Federal Reserve Board attempted to improve market conditions and forestall a recession by injecting liquidity into the banking system and reducing short-term interest rates from 5.25% at the start of the reporting period to 3% at the end. Nonetheless, the reporting period ended on additional downbeat economic news, including the first monthly job losses in more than four years.

The credit crisis was especially difficult for financial services companies, including major banks and bond insurers that suffered massive subprime related losses. Because the financial services industry comprises a substantial percentage of technology companies' customer base, the downturn in the financials sector led to lower sales and earnings for many U.S. technology companies. Still, the technology sector continued to enjoy a number of positive secular business trends during the reporting period, such as the development of alternative energy sources and the growing use of video on the Internet.

Fund's Defensive Posture Helped Relative Performance

Early in the reporting period, we grew concerned that deteriorating economic and market conditions were not fully reflected in many analysts' earnings forecasts for technology companies. Therefore, we began to move toward a more defensive posture by trimming the fund's positions in holdings that we believed might be too optimistically valued. This shift positioned the fund to weather the downturn better than the MS High Tech 35 Index.

In addition, a number of the fund's holdings produced above-average returns due to their participation in ongoing secular trends. For example, Research In Motion boosted the fund's relative performance on the strength of the popularity of its BlackBerry smartphones. MEMC Electronic Materials, Inc. and SunTech Power continued to benefit from accelerating demand for solar energy panels as oil prices soared. SunTech was sold during the reporting period. Graphics semiconductors manufacturer NVIDIA encountered persistently strong demand for microchips that enable businesses and consumers to view high-quality video on their personal computers.

On the other hand, the fund received more disappointing results from global positioning system makers Garmin and Trimble Navigation, which suffered as growth rates slowed and profit margins declined. Server virtualization software developer VMware was hurt by the slowdown in business spending, and network optimization company Riverbed Technology encountered intensifying competitive pressures. VMware and Riverbed were sold during the reporting period. Finally, the fund's relative performance was hurt by its lack of exposure to Internet portal Yahoo!, which received a takeover offer from industry giant Microsoft.

Maintaining Caution Amid Heightened Volatility

We believe that recent price dislocations may have created a number of value-oriented opportunities in the technology area, including companies that could become acquisition targets. In addition, the recently weak U.S. dollar may enhance the competitiveness of U.S. technology companies in overseas markets. These factors support a more optimistic view for the longer term, but we have held off on taking greater advantage of these potential opportunities until we see more convincing signs that the worst of the economic downturn and credit crisis are behind us. In our view, this is a prudent strategy for today's unsettled market environment.

March 17, 2008

The technology sector has been among the most volatile sectors of the stock market. Technology companies involve greater risk because their revenue and/or earnings tend to be less predictable and some companies may be experiencing significant losses. An investment in the fund should be considered only as a supplement to a complete investment program.

[1] *Total return includes reinvestment of dividends and any capital gains paid, and does not take into consideration the maximum initial sales charges in the case of Class A and Class T shares, or the applicable contingent deferred sales charges imposed on redemptions in the case of Class B and Class C shares. Had these charges been reflected, returns would have been lower. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Return figures provided reflect the absorption of certain fund expenses by The Dreyfus Corporation pursuant to an agreement in effect through March 31, 2008. Had these expenses not been absorbed, the fund's returns would have been lower.*

Part of the fund's recent performance is attributable to positive returns from its initial public offering (IPO) investments. There can be no guarantee that IPOs will have or continue to have a positive effect on the fund's performance.

[2] *SOURCE: BLOOMBERG L.P. - Reflects reinvestment of net dividends and, where applicable, capital gain distributions. The Morgan Stanley High Technology 35 Index is an unmanaged, equal dollar-weighted index of 35 stocks from the electronics-based subsectors. The index does not take into account fees and expenses to which the fund is subject.*

[3] *SOURCE: LIPPER INC. - Reflects monthly reinvestment of dividends and, where applicable, capital gain distributions. The Standard & Poor's 500 Composite Stock Price Index is a widely accepted, unmanaged index of U.S. stock market performance. The index does not take into account fees and expenses to which the fund is subject.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Premier Technology Growth Fund from September 1, 2007 to February 29, 2008. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment

assuming actual returns for the six months ended February 29, 2008

	Class A	Class B	Class C	Class I	Class T
Expenses paid per $1,000†	$ 6.34	$ 12.18	$ 10.56	$ 5.37	$ 8.39
Ending value (after expenses)	$875.60	$870.10	$871.60	$877.10	$874.00

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment

assuming a hypothetical 5% annualized return for the six months ended February 29, 2008

	Class A	Class B	Class C	Class I	Class T
Expenses paid per $1,000†	$ 6.82	$ 13.11	$ 11.36	$ 5.77	$ 9.02
Ending value (after expenses)	$1,018.10	$1,011.83	$1,013.58	$1,019.14	$1,015.91

† Expenses are equal to the fund's annualized expense ratio of 1.36% for Class A, 2.62% for Class B, 2.27% for Class C, 1.15% for Class I and 1.80% from Class T Shares; multiplied by the average account value over the period, multiplied by 182/366 (to reflect the one-half year period).

STATEMENT OF INVESTMENTS

February 29, 2008 (Unaudited)

Common Stocks—93.0%	Shares	Value ($)
Consumer Discretionary—4.0%		
Garmin	121,371 a	7,125,691
International Game Technology	140,168	6,328,585
		13,454,276
Exchange Traded Funds—1.3%		
Technology Select Sector SPDR Fund	190,919 a	**4,228,856**
Information Technology—79.5%		
Accenture, Cl. A	356,500	12,566,625
Activision	110,027 a,b	2,998,236
Adobe Systems	337,486 b	11,356,404
Akamai Technologies	87,711 a,b	3,083,919
Amdocs	67,150 b	2,081,650
Amphenol, Cl. A	79,203	2,928,135
Apple	55,920 b	6,991,118
Applied Materials	44,478	852,643
Autodesk	59,809 a,b	1,859,462
Automatic Data Processing	321,450	12,841,927
Bluestream Ventures, LP	4,382,900 b,d	3,212,940
BMC Software	89,153 b	2,877,859
Broadcom, Cl. A	214,300 b	4,052,413
Check Point Software Technologies	59,556 b	1,305,468
Ciena	57,585 a,b	1,487,421
Cisco Systems	486,634 b	11,859,271
Cognizant Technology Solutions, Cl. A	384,594 b	11,618,585
Corning	490,506	11,394,454
Electronic Arts	97,906 a,b	4,629,975
EMC	107,741 b	1,674,295
Fiserv	73,500 b	3,867,570
Google, Cl. A	13,445 b	6,335,015
Harris	83,075	4,056,552
Hewlett-Packard	258,095	12,329,198
Infosys Technologies, ADR	105,800 a	4,117,736
Ingenex	7,900 b,d	0
Intel	375,435	7,489,928
International Business Machines	105,332	11,993,102
Juniper Networks	100,998 a,b	2,708,766
KLA-Tencor	67,557	2,838,070

Common Stocks (continued)	Shares		Value ($)
Information Technology (continued)			
McAfee	129,510	b	4,308,798
MEMC Electronic Materials	88,844	b	6,777,020
Microsoft	419,865		11,428,725
National Semiconductor	97,221		1,601,230
NAVTEQ	39,200	b	2,938,040
Network Appliance	176,493	a,b	3,815,779
NeuStar, Cl. A	310,347	a,b	7,963,504
Nintendo, ADR	31,249		2,015,682
NVIDIA	196,067	a,b	4,193,873
Oracle	387,110	b	7,277,668
QUALCOMM	277,594		11,761,658
Quest Software	101,310	a,b	1,441,641
Research In Motion	19,790	b	2,054,202
SAP, ADR	56,088	a	2,659,132
Shanda Interactive Entertainment, ADR	46,601	b	1,541,561
Sonus Networks	508,504	a,b	1,688,233
Teradata	58,835	b	1,484,407
Texas Instruments	351,310	a	10,525,248
Trimble Navigation	256,473	a,b	7,011,972
Tyco Electronics	90,680		2,983,372
Varian Semiconductor Equipment Associates	73,622	b	2,486,951
Western Union	157,920		3,284,736
			268,652,169
Telecommunication Services–8.2%			
American Tower, Cl. A	176,906	b	6,800,267
AT & T	267,739		9,325,349
Crown Castle International	85,530	a,b	3,086,778
Verizon Communications	234,679		8,523,541
			27,735,935
Total Common Stocks			
(cost $331,518,782)			**314,071,236**

Other Investment–7.4%

Registered Investment Company;			
Dreyfus Institutional Preferred Plus Money Market Fund			
(cost $25,146,000)	25,146,000	c	**25,146,000**

Investment of Cash Collateral for Securities Loaned—9.9%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Fund (cost $33,504,557)	33,504,557 c	33,504,557
Total Investments (cost $390,169,339)	**110.3%**	**372,721,793**
Liabilities, Less Cash and Receivables	**(10.3%)**	**(34,819,954)**
Net Assets	**100.0%**	**337,901,839**

ADR—American Depository Receipts

a *All or a portion of these securities are on loan. At February 29, 2008, the total market value of the fund's securities on loan is $30,183,721 and the total market value of the collateral held by the fund is $33,504,557.*

b *Non-income producing security.*

c *Investment in affiliated money market mutual fund.*

d *Securities restricted as to public resale. Investment in restricted securities with aggregated market value assets of $3,212,940 representing .9% of net assets (see below).*

Issuer	Acquisition Date	Purchase Price ($)†	Net Assets (%)	Valuation ($)†
Bluestream Ventures, LP	4/30/2004-6/5/2007	0.77	0.6	.73 per share
Ingenex	4/30/2004	0.00	0.0	.00 per share

† *The valuation of these securities has been determined in good faith under the direction of the Board of Directors.*

Portfolio Summary (Unaudited)††

	Value (%)		Value (%)
Information Technology	79.5	Consumer Discretionary	4.0
Money Market Investments	17.3	Exchange Traded Funds	1.3
Telecommunication Services	8.2		**110.3**

†† *Based on net assets.*
See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

February 29, 2008 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments (including securities on loan, valued at $30,183,721)–Note 1(c):		
Unaffiliated issuers	331,518,782	314,071,236
Affiliated issuers	58,650,557	58,650,557
Receivable for investment securities sold		2,881,917
Dividends receivable		295,932
Receivable for shares of Common Stock subscribed		78,304
Prepaid expenses		64,351
		376,042,297
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(c)		406,184
Cash overdraft due to Custodian		2,925,939
Liability for securities on loan–Note 1(c)		33,504,557
Payable for shares of Common Stock redeemed		815,852
Accrued expenses		487,926
		38,140,458
Net Assets ($)		337,901,839
Composition of Net Assets ($):		
Paid-in capital		507,372,918
Accumulated Investment (loss)–net		(1,388,039)
Accumulated net realized gain (loss) on investments		(150,635,494)
Accumulated net unrealized appreciation (depreciation) on investments		(17,447,546)
Net Assets ($)		337,901,839

Net Asset Value Per Share

	Class A	Class B	Class C	Class I	Class T
Net Assets ($)	272,396,543	11,155,094	31,109,478	21,004,998	2,235,726
Shares Outstanding	11,445,633	510,841	1,413,910	852,806	97,434
Net Asset Value Per Share ($)	**23.80**	**21.84**	**22.00**	**24.63**	**22.95**

See notes to financial statements.

STATEMENT OF OPERATIONS
Six Months Ended February 29, 2008 (Unaudited)

Investment Income ($):	
Income:	
Cash dividends (net of $ 1,231 foreign taxes withheld at source):	
Unaffiliated issuers	1,223,506
Affiliated issuers	242,324
Income from securities lending	178,497
Total Income	**1,644,327**
Expenses:	
Management fee–Note 3(a)	1,528,260
Shareholder servicing costs–Note 3(c)	1,369,689
Distribution fees–Note 3(b)	199,562
Prospectus and shareholders' reports	64,777
Professional fees	33,240
Registration fees	32,761
Custodian fees–Note 3(c)	15,371
Directors' fees and expenses–Note 3(d)	9,825
Miscellaneous	20,669
Total Expenses	**3,274,154**
Less–reduction in management fee due to undertaking–Note 3(a)	(203,865)
Less–reduction in fees due to earnings credits–Note 1(c)	(37,923)
Net Expenses	**3,032,366**
Investment (Loss)–Net	**(1,388,039)**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	77,099,554
Net unrealized appreciation (depreciation) on investments	(125,903,539)
Net Realized and Unrealized Gain (Loss) on Investments	**(48,803,985)**
Net (Decrease) in Net Assets Resulting from Operations	**(50,192,024)**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended February 29, 2008 (Unaudited)	Year Ended August 31, 2007[a]
Operations ($):		
Investment (loss)–net	(1,388,039)	(4,546,243)
Net realized gain (loss) on investments	77,099,554	38,544,345
Net unrealized appreciation (depreciation) on investments	(125,903,539)	43,725,939
Net Increase (Decrease) in Net Assets Resulting from Operations	**(50,192,024)**	**77,724,041**
Capital Stock Transactions ($):		
Net proceeds from shares sold:		
Class A Shares	45,860,667	71,363,653
Class B Shares	248,964	206,235
Class C Shares	1,009,541	994,442
Class I Shares	22,450,937	1,620,300
Class T Shares	248,182	784,603
Cost of shares redeemed:		
Class A Shares	(99,233,512)	(161,111,728)
Class B Shares	(5,586,979)	(32,485,543)
Class C Shares	(5,385,534)	(18,860,946)
Class I Shares	(3,561,567)	(1,623,327)
Class T Shares	(376,734)	(2,831,635)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**(44,326,035)**	**(141,943,946)**
Total Increase (Decrease) in Net Assets	**(94,518,059)**	**(64,219,905)**
Net Assets ($):		
Beginning of Period	432,419,898	496,639,803
End of Period	**337,901,839**	**432,419,898**
Accumulated investment (loss)–net	(1,388,039)	–

	Six Months Ended February 29, 2008 (Unaudited)	Year Ended August 31, 2007 [a]
Capital Share Transactions:		
Class A [b]		
Shares sold	1,683,129	2,846,882
Shares redeemed	(3,708,237)	(6,374,743)
Net Increase (Decrease) in Shares Outstanding	**(2,025,108)**	**(3,527,861)**
Class B [b]		
Shares sold	10,049	8,920
Shares redeemed	(220,097)	(1,410,178)
Net Increase (Decrease) in Shares Outstanding	**(210,048)**	**(1,401,258)**
Class C		
Shares sold	39,337	42,712
Shares redeemed	(213,811)	(801,693)
Net Increase (Decrease) in Shares Outstanding	**(174,474)**	**(758,981)**
Class I		
Shares sold	787,146	62,219
Shares redeemed	(128,679)	(62,383)
Net Increase (Decrease) in Shares Outstanding	**658,467**	**(164)**
Class T		
Shares sold	9,252	32,131
Shares redeemed	(14,306)	(117,261)
Net Increase (Decrease) in Shares Outstanding	**(5,054)**	**(85,130)**

[a] *Effective June 1, 2007, Class R shares were redesignated as Class I shares.*
[b] *During the period ended February 29, 2008 122,893 Class B shares representing $3,133,125 were automatically converted to 113,224 Class A shares and during the period ended August 31, 2007, 781,540 Class B shares representing $17,964,365 were automatically converted to 727,553 Class A shares.*

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Six Months Ended February 29, 2008	Year Ended August 31,				
Class A Shares	(Unaudited)	2007	2006	2005	2004	2003
Per Share Data ($):						
Net asset value, beginning of period	27.18	23.03	22.40	19.64	21.28	14.89
Investment Operations:						
Investment (loss)−net a	(.08)	(.21)	(.18)	(.10)	(.24)	(.18)
Net realized and unrealized gain (loss) on investments	(3.30)	4.36	.78	2.86	(1.40)	6.57
Total from Investment Operations	(3.38)	4.15	.60	2.76	(1.64)	6.39
Capital contribution by Manager	–	–	.03	–	–	–
Net asset value, end of period	23.80	27.18	23.03	22.40	19.64	21.28
Total Return (%)b	(12.44)c	18.02	2.81 d	14.05	(7.71)	42.91
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	1.48e	1.46	1.38	1.32	1.42	1.57
Ratio of net expenses to average net assets	1.36e	1.42	1.38f	1.32f	1.42	1.57
Ratio of net investment (loss) to average net assets	(.56)e	(.82)	(.77)	(.45)	(1.06)	(1.06)
Portfolio Turnover Rate	72.62c	28.80	48.26	44.59	127.75	61.71
Net Assets, end of period ($ x 1,000)	272,397	366,083	391,530	384,411	398,767	423,425

a *Based on average shares outstanding at each month end.*
b *Exclusive of sales charge.*
c *Not annualized.*
d *If capital contribution had not been made by Manager, total return for the year ended August 31, 2006 would have been 2.67%.*
e *Annualized.*
f *The difference for the period represents less than .01%.*
See notes to financial statements.

Class B Shares	Six Months Ended February 29, 2008 (Unaudited)	Year Ended August 31, 2007	2006	2005	2004	2003
Per Share Data ($):						
Net asset value, beginning of period	25.10	21.51	21.17	18.75	20.50	14.49
Investment Operations:						
Investment (loss)–net[a]	(.22)	(.43)	(.41)	(.29)	(.43)	(.33)
Net realized and unrealized gain (loss) on investments	(3.04)	4.02	.72	2.71	(1.32)	6.34
Total from Investment Operations	(3.26)	3.59	.31	2.42	(1.75)	6.01
Capital contribution by Manager	–	–	.03	–	–	–
Net asset value, end of period	21.84	25.10	21.51	21.17	18.75	20.50
Total Return (%)[b]	(12.99)[c]	16.69	1.61[d]	12.91	(8.54)	41.48
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	2.74[e]	2.51	2.47	2.29	2.36	2.54
Ratio of net expenses to average net assets	2.62[e]	2.47	2.47[f]	2.29[f]	2.36	2.54
Ratio of net investment (loss) to average net assets	(1.84)[e]	(1.91)	(1.92)	(1.41)	(2.00)	(2.03)
Portfolio Turnover Rate	72.62[c]	28.80	48.26	44.59	127.75	61.71
Net Assets, end of period ($ x 1,000)	11,155	18,097	45,652	162,849	206,901	239,954

a *Based on average shares outstanding at each month end.*
b *Exclusive of sales charge.*
c *Not annualized.*
d *If capital contribution had not been made by Manager, total return for the year ended August 31, 2006 would have been 1.47%.*
e *Annualized.*
f *The difference for the period represents less than .01%.*
See notes to financial statements.

Class C Shares	Six Months Ended February 29, 2008 (Unaudited)	2007	2006	2005	2004	2003
			Year Ended August 31,			
Per Share Data ($):						
Net asset value, beginning of period	25.24	21.58	21.19	18.76	20.51	14.49
Investment Operations:						
Investment (loss)–net [a]	(.18)	(.40)	(.38)	(.29)	(.42)	(.32)
Net realized and unrealized gain (loss) on investments	(3.06)	4.06	.74	2.72	(1.33)	6.34
Total from Investment Operations	(3.24)	3.66	.36	2.43	(1.75)	6.02
Capital contribution by Manager	–	–	.03	–	–	–
Net asset value, end of period	22.00	25.24	21.58	21.19	18.76	20.51
Total Return (%)[b]	(12.84)[c]	16.96	1.84[d]	12.95	(8.53)	41.55
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	2.39[e]	2.32	2.33	2.28	2.33	2.51
Ratio of net expenses to average net assets	2.27[e]	2.28	2.33[f]	2.28[f]	2.33	2.51
Ratio of net investment (loss) to average net assets	(1.47)[e]	(1.69)	(1.73)	(1.39)	(1.98)	(2.00)
Portfolio Turnover Rate	72.62[c]	28.80	48.26	44.59	127.75	61.71
Net Assets, end of period ($ x 1,000)	31,109	40,090	50,656	67,295	87,980	107,737

[a] *Based on average shares outstanding at each month end.*
[b] *Exclusive of sales charge.*
[c] *Not annualized.*
[d] *If capital contribution had not been made by Manager, total return for the year ended August 31, 2006 would have been 1.70%.*
[e] *Annualized.*
[f] *The difference for the period represents less than .01%.*
See notes to financial statements.

Class I Shares	Six Months Ended February 29, 2008 (Unaudited)	2007 [a]	2006	Year Ended August 31, 2005	2004	2003
Per Share Data ($):						
Net asset value, beginning of period	28.08	23.71	22.97	20.06	21.63	15.05
Investment Operations:						
Investment income (loss)–net [b]	(.03)	(.11)	(.08)	.00 [c]	(.05)	(.08)
Net realized and unrealized gain (loss) on investments	(3.42)	4.48	.79	2.91	(1.52)	6.66
Total from Investment Operations	(3.45)	4.37	.71	2.91	(1.57)	6.58
Capital contribution by Manager	–	–	.03	–	–	–
Net asset value, end of period	24.63	28.08	23.71	22.97	20.06	21.63
Total Return (%)	(12.29) [d]	18.43	3.22 [e]	14.51	(7.26)	43.72
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	1.27 [f]	1.08	.82	.86	.86	.97
Ratio of net expenses to average net assets	1.15 [f]	1.04	.82 [g]	.86 [g]	.86	.97
Ratio of net investment income (loss) to average net assets	(.18) [f]	(.44)	(.36)	.01	(.26)	(.45)
Portfolio Turnover Rate	72.62 [d]	28.80	48.26	44.59	127.75	61.71
Net Assets, end of period ($ x 1,000)	21,005	5,458	4,612	981,036	1,051,240	14,750

[a] *Effective June 1, 2007, Class R shares were redesignated as Class I shares.*

[b] *Based on average shares outstanding at each month end.*

[c] *Amount represents less than $.01 per share.*

[d] *Not annualized.*

[e] *If capital contribution had not been made by Manager, total return for the year ended August 31, 2006 would have been 3.08%.*

[f] *Annualized.*

[g] *The difference for the period represents less than .01%.*

See notes to financial statements.

Class T Shares	Six Months Ended February 29, 2008 (Unaudited)	Year Ended August 31,				
		2007	2006	2005	2004	2003
Per Share Data ($):						
Net asset value, beginning of period	26.26	22.34	21.81	19.22	20.90	14.70
Investment Operations:						
Investment (loss)–net[a]	(.13)	(.29)	(.27)	(.19)	(.31)	(.25)
Net realized and unrealized gain (loss) on investments	(3.18)	4.21	.77	2.78	(1.37)	6.45
Total from Investment Operations	(3.31)	3.92	.50	2.59	(1.68)	6.20
Capital contribution by Manager	–	–	.03	–	–	–
Net asset value, end of period	22.95	26.26	22.34	21.81	19.22	20.90
Total Return (%)[b]	(12.60)[c]	17.55	2.43[d]	13.48	(8.04)	42.18
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	1.92[e]	1.82	1.79	1.79	1.79	2.07
Ratio of net expenses to average net assets	1.80[e]	1.78	1.79[f]	1.79[f]	1.79	2.07
Ratio of net investment (loss) to average net assets	(.99)[e]	(1.19)	(1.18)	(.91)	(1.43)	(1.56)
Portfolio Turnover Rate	72.62[c]	28.80	48.26	44.59	127.75	61.71
Net Assets, end of period ($ x 1,000)	2,236	2,691	4,191	4,629	4,931	4,451

[a] *Based on average shares outstanding at each month end.*

[b] *Exclusive of sales charge.*

[c] *Not annualized.*

[d] *If capital contribution had not been made by Manager, total return for the year ended August 31, 2006 would have been 2.29%.*

[e] *Annualized.*

[f] *The difference for the period represents less than .01%.*

See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Premier Technology Growth Fund (the "fund") is a separate diversified series of Advantage Funds, Inc. (the "Company"), which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company that offers thirteen series, including the fund. The fund's investment objective is capital appreciation. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser.

On July 1, 2007, Mellon Financial Corporation and The Bank of New York Company, Inc. merged, forming The Bank of New York Mellon Corporation ("BNY Mellon"). As part of this transaction, Dreyfus became a wholly-owned subsidiary of BNY Mellon.

The fund's board of Directors approved the redesignation of the fund's Class R shares as Class I shares, effective June 1, 2007. The eligibility requirements for Class I shares remained the same for Class R shares.

MBSC Securities Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares. The fund is authorized to issue 500 million shares of $.001 par value Capital Stock. The fund currently offers five classes of shares: Class A (100 million shares authorized), Class B (100 million shares authorized), Class C (100 million shares authorized), Class I (100 million shares authorized) and Class T (100 million shares authorized). Class A and Class T shares are subject to a sales charge imposed at the time of purchase. Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase and automatically convert to Class A shares after six years. The fund no longer offers Class B shares, except in connection with dividend reinvestment and permitted exchanges of Class B shares. Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase and Class I shares are sold at net asset value per share only to institutional investors. Other differences between the classes include the services offered to and the expenses borne by each class, the allocation of certain transfer agency costs and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The Company accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sales price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. Registered open-end investments companies that are not traded on an exchange are valued at their net asset value. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the fund calculates its net asset value, the fund may value these investments at fair value as determined in accordance with the procedures approved by the Board of Directors. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADRs and futures contracts. For other securities that are fair valued by the Board of Directors, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold, and public trading in similar securities of the issuer or comparable issuers. Financial futures are valued at the last sales price. Investments denominated in foreign currencies are translated to U.S. dollars at the prevailing rates of exchange. Forward currency exchange contracts are valued at the forward rate.

The Financial Accounting Standards Board ("FASB") released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

(b) Foreign currency transactions: The fund does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss on investments.

Net realized foreign exchange gains or losses arise from sales and maturities of short-term securities, sales of foreign currencies, currency gains or losses realized on securities transactions and the difference between the amounts of dividends, interest and foreign withholding taxes recorded on the fund's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized foreign exchange gains and losses arise from changes in the value of assets and liabilities other than investments in securities, resulting from changes in exchange rates. Such gains and losses are included with net realized and unrealized gain or loss on investments.

(c) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gains and losses from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments is recognized on the accrual basis.

The fund has arrangements with the custodian and cash management banks whereby the fund may receive earnings credits when positive cash balances are maintained, which are used to offset custody and cash management fees. For financial reporting purposes, the fund includes net earnings credits, as an expense offset in the Statement of Operations.

Pursuant to a securities lending agreement with Mellon Bank, N.A. ("Mellon Bank"), a subsidiary of BNY Mellon and a Dreyfus affiliate, the fund may lend securities to qualified institutions. It is the fund's policy, that at origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan is maintained at all times. Collateral is either in the form of cash, which can be invested in certain money market mutual funds managed by Dreyfus, U.S. Government and Agency securities or Letters of Credit. The fund is entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the fund bears the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner. During the period ended February 29, 2008, Mellon Bank earned $76,499, from lending fund portfolio securities, pursuant to the securities lending agreement.

(d) Affiliated issuers: Investment companies advised by the Manager are defined as "affiliated" in the Act.

(e) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net and dividends from net realized capital gains, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gains can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gains. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(f) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

During the current year, the fund adopted the FASB released FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more likely-than-not threshold would be recorded as a tax benefit or expense in the current year. The adoption of FIN 48 had no impact on the operations of the fund for the period ended February 29, 2008.

Each of the tax years in the three-year period ended August 31, 2007, remains subject to examination by the Internal Revenue Service and state taxing authorities.

The fund has an unused capital loss carryover of $224,507,802 subject to annual limitations on the utilization pursuant to Section 382 of the Internal Revenue Code. If not applied, $151,282,300 of the carryover expires in fiscal 2011 and $73,225,502 expires in fiscal 2012. Due to the limitation on utilization of the capital loss carryover, only $224,507,802 of the remaining $249,132,832 will actually be eligible to offset future gains. Consequently, the difference of $24,625,030 has been recorded as a reduction of paid-in capital in fiscal 2007. Other ownership changes as described in Section 382 of the Internal Revenue Code may put additional limitations on the utilization of these amounts.

NOTE 2—Bank Lines of Credit:

The fund may borrow up to $5 million for leveraging purposes under a short-term unsecured line of credit and participates with other Dreyfus-managed funds in a $100 million unsecured line of credit primarily to be utilized for temporary or emergency purposes, including the financing of redemptions. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowings. During the period ended February 29, 2008, the fund did not borrow under either line of credit.

NOTE 3—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement with the Manager, the management fee is computed at the annual rate of .75% of the value of the fund's average daily net assets and is payable monthly. The Manager has agreed to waive receipt of a portion of the fund's management fee from September 1, 2007 through March 31, 2008, in the amount of .10% of the value of the fund's average daily net assets. The reduction in management fee, pursuant to the undertaking, amounted to $203,865 during the period ended February 29, 2008.

During the period ended February 29, 2008, the Distributor retained $5,258 and $27 from commissions earned on sales of the fund's Class A and Class T shares, respectively, and $20,547 and $1,197 from CDSC on redemptions of the fund's Class B and Class C shares, respectively.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Class B, Class C and Class T shares pay the Distributor for distributing their shares at an annual rate of .75% of the value of the average daily net assets of Class B and Class C shares and .25% of the value of the average daily net assets of Class T shares. During the period ended February 29, 2008, Class B, Class C and Class T shares were charged $55,803, $140,537 and $3,222, respectively, pursuant to the Plan.

(c) Under the Shareholder Services Plan, Class A, Class B, Class C and Class T shares pay the Distributor at an annual rate of .25% of the value of their average daily net assets for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended February 29, 2008, Class A, Class B, Class C and Class T shares were charged $422,910, $18,601, $46,846 and $3,222, respectively, pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended February 29, 2008, the fund was charged $346,171 pursuant to the transfer agency agreement.

The fund compensates The Bank of New York, a subsidiary of BNY Mellon and a Dreyfus affiliate, under a cash management agreement for performing cash management services related to fund subscriptions and redemptions. During the period ended February 29, 2008, the fund was charged $37,175 pursuant to the cash management agreement.

The fund compensates Mellon Bank, under a custody agreement for providing custodial services for the fund. During the period ended February 29, 2008, the fund was charged $15,371 pursuant to the custody agreement.

During the period ended February 29, 2008, the fund was charged $2,411 for services performed by the Chief Compliance Officer.

The components of "Due to The Dreyfus Corporation and affiliates" in the Statement of Assets and Liabilities consist of: management fees $206,480, Rule 12b-1 distribution plan fees $26,198, shareholder services plan fees $64,565, custody fees $11,253, chief compliance officer fees $4,419 and transfer agency per account fees $120,800 which are offset against an expense reimbursement currently in effect in the amount of $27,531.

(d) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities and forward currency exchange contracts, during the period ended February 29, 2008, amounted to $289,590,320 and $349,278,149, respectively.

At February 29, 2008, accumulated net unrealized depreciation on investments was $17,447,546, consisting of $17,234,656 gross unrealized appreciation and $34,682,202 gross unrealized depreciation.

At February 29, 2008, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTES

For More Information

**Dreyfus Premier
Technology Growth Fund**
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

MBSC Securities Corporation
200 Park Avenue
New York, NY 10166

Ticker Symbols:	Class A: DTGRX	Class B: DTGBX	Class C: DTGCX
	Class I: DGVRX	Class T: DPTGX	

Telephone Call your financial representative or 1-800-554-4611

Mail The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2007, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



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